Confidential Draft No. 2 as confidentially submitted to the Securities and Exchange Commission on August 12, 2015

This draft registration statement has not been publicly filed with the Securities and Exchange Commission,

and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NUTANIX, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	27-0989767
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1740 Technology Drive, Suite 150

San Jose, California 95110

(408) 216-8360

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dheeraj Pandey

President, Chief Executive Officer and Chairman

Nutanix, Inc.

1740 Technology Drive, Suite 150

San Jose, California 95110

(408) 216-8360

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper, Esq. Mark B. Baudler, Esq. Andrew D. Hoffman, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Eric S. Whitaker, Esq. Olive Huang, Esq. Nutanix, Inc. 1740 Technology Drive, Suite 150 San Jose, California 95110 (408) 216-8360	Jeffrey R. Vetter, Esq. James D. Evans, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer	☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.000025 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2015.

                Shares

Common Stock

This is the initial public offering of shares of common stock of Nutanix, Inc.

Nutanix is offering              of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional                  shares. Nutanix will not receive any proceeds from the sale of shares by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently anticipated that the initial public offering price will be between $         and $         per share. We intend to apply to list our common stock on the              under the symbol “NTNX.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

See “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Nutanix	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of our common stock, the underwriters have an option to purchase up to an additional                  shares from Nutanix and the selling stockholders at the initial public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on                     , 2015.

Goldman, Sachs & Co.	Morgan Stanley	J.P. Morgan

Credit Suisse

Baird	Needham & Company	Oppenheimer & Co.	Pacific Crest Securities

Piper Jaffray	Raymond James	Stifel	William Blair

Prospectus dated                      , 2015

Customer Delight from IT Infrastructure

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Virtualized

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Hyperconverged

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Invisible

NUTANIX™

Invisible Infrastructure Elevates IT

Customer Delight from IT Infrastructure
Virtualized Hyoerconverged Invisible
NUTANIX tm
Invisible Infrastructure Elevates IT

Consumer-grade Design + Web-scale Engineering = Invisible Infrastructure
XCP (logo) Xtreme Computing Platform
Consumer-grade Design One-click Operations Search First Interface Uncompromising Simple
Web-scale Engineering Distributed Systems Self-healing Software intelligence
Agility Scalability Lower TCO Application Mobility Secure Platform

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside of the United States: Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and our consolidated financial statements and related notes before deciding whether to purchase shares of our common stock. Our fiscal year end is July 31, and our fiscal quarters end on October 31, January 31, April 30, and July 31. Our fiscal years ended July 31, 2012, 2013 and 2014 and our fiscal year ending July 31, 2015 are referred to herein as fiscal 2012, fiscal 2013, fiscal 2014 and fiscal 2015, respectively.

NUTANIX, INC.

Our Mission

Our mission is to deliver invisible infrastructure and elevate IT to focus on the applications and services that power their business.

Overview

We provide a leading next-generation enterprise computing platform that converges traditional silos of server, virtualization and storage into one integrated solution. Our software-driven platform delivers the agility, scalability and pay-as-you-grow economics of the public cloud, while addressing enterprise requirements of application mobility, security, data integrity and control. We have recently announced an expansion of our capabilities to provide our customers with the flexibility to selectively utilize the public cloud for suitable workloads and specific use cases by enabling seamless application mobility across private and public clouds. We have combined advanced web-scale technologies with elegant consumer-grade design to deliver a powerful computing platform that elevates IT organizations to focus on the applications and services that power their businesses. We refer to our platform as “invisible infrastructure” because it provides constant availability and low-touch management, enables application mobility across computing environments and reduces inefficiencies in IT planning.

Leading Internet companies and public cloud providers have embraced convergence and distributed systems and implemented web-scale technologies in their proprietary operating environments. They took these steps because traditional siloed IT infrastructure architectures failed to deliver the levels of scalability and operational efficiency that their dynamic businesses required. Today, organizations across all industries are seeking to leverage IT capabilities as a competitive advantage while also facing the limitations of traditional siloed IT infrastructure. To address these challenges, we have pioneered a converged web-scale architecture that can be easily deployed by organizations of any size to address the limitations of traditional IT infrastructure.

Our solution, the Xtreme Computing Platform, or XCP, is comprised of two comprehensive software product families, Acropolis and Prism, and is delivered on commodity x86 servers. Acropolis delivers high performance distributed storage, application mobility capabilities, which we are continuing to expand, and a built-in hypervisor, software that allows multiple operating systems to share a single hardware host. Prism delivers integrated virtualization and infrastructure management, robust operational analytics and one-click administration capabilities. Our solutions address a broad range of workloads, including enterprise applications, databases, virtual desktop infrastructure, or VDI, unified communications and big data analytics. We have end-customers across a broad range of industries, including automotive, consumer goods, education, energy, financial services, healthcare, manufacturing, media, public sector, retail, technology and telecommunications. We also sell to service providers who utilize our platform to provide a variety of cloud-based services to their customers. We had a broad and diverse base of over 1,400 end-customers as of April 30, 2015, including over 140 Global 2000 enterprises. Representative end-customers include Activision Blizzard, Inc., Best Buy Co., Inc., Covance Inc., Jabil Circuit, Inc., Kellogg Co., U.S. Department of Defense Office of the Secretary of Defense, Nintendo Co., Ltd., Nordstrom, Inc. and Total S.A.

We have experienced significant growth in recent periods, with total revenue of $30.5 million and $127.1 million for fiscal 2013 and fiscal 2014, respectively, representing year-over-year growth of 316%. We have continued to make significant investments as we scale our business, including in developing and improving our platform, expanding our sales and marketing capabilities and global coverage, and in expanding our general and administrative resources to support our growth. As a result, we had net losses of $44.7 million and $84.0 million for fiscal 2013 and fiscal 2014, respectively. Net cash used in operating activities was $29.1 million and $45.7 million for fiscal 2013 and fiscal 2014, respectively. For the nine months ended April 30, 2014 and 2015, our total revenue was $88.0 million and $167.3 million, respectively, representing year-over-year growth of 90%. As we continued to make investments, we had net losses of $54.6 million and $88.9 million for the nine months ended April 30, 2014 and 2015, respectively. For the nine months ended April 30, 2014 and 2015, net cash used in operating activities was $28.8 million and $20.3 million, respectively. As of April 30, 2015, we had an accumulated deficit of $236.2 million.

Industry Background

Traditional IT infrastructure presents significant architectural challenges, particularly as it relates to storage and virtualization, including:

•	Lack of agility: With traditional enterprise computing infrastructure, different silos of servers, virtualization, storage and networks are typically managed by specialist IT teams as each silo has its own proprietary operating system, hardware platform and management interface. Every time infrastructure is provisioned to support new application requirements, these different teams must coordinate and align their workflows. As a result, traditional infrastructure often requires days or weeks for simple application and infrastructure provisioning or deployment tasks, greatly reducing agility.

•	Diminishing performance as infrastructure scales: Traditional infrastructure places data storage in dedicated, performance-bound appliances that are connected to servers over storage networks. In these environments, scaling capacity by adding more hard drives or flash devices does not improve performance because the storage controllers that read and write data are often fixed at the time of initial deployment. Expanding the storage controllers typically requires an expensive and time-consuming “forklift upgrade” (i.e., requiring an entire new system purchase and migration of data from the prior system).

•	Costly overprovisioning and manual operations: Due to their lack of scalability and complexity of deployment, servers and storage arrays are typically overprovisioned for longer-term peak capacity and remain underutilized for extensive periods. Furthermore, existing virtualization products are often sold under restrictive enterprise license agreements, which may lead to significant underutilization of software licenses and higher costs. Both of these factors can significantly impact infrastructure IT budgets. These traditional products also require extensive manual administration for routine tasks such as upgrades and maintenance.

•	Closed architectures that prevent mobility of applications and adoption of new technologies: Traditional infrastructure suppliers have created vendor lock-in by providing closed architecture technologies that often do not interoperate well with other enterprise computing environments. For example, virtualization was not designed with the ability to migrate applications across different hypervisors or emerging computing environments such as public clouds and containers, a method of virtualizing the operating system so that multiple applications and their dependent libraries can share the same Linux operating system instance. This is creating cost and complexity challenges as more enterprises seek to operate multi-vendor hypervisor environments. Lack of application mobility across multi-hypervisor, hybrid cloud and container environments has resulted in silos of computing that limit agility, drive up costs and limit the adoption of new technologies.

While public cloud providers offer an alternative to on-premise infrastructure deployments, wide adoption of the public cloud has been challenging for many organizations due primarily to the lack of control over infrastructure service levels and data. Public cloud providers typically offer homogenous layers of infrastructure and do not provide control or granularity to customize specific services to deliver reliable application performance and availability for traditional enterprise workloads. Customers are largely dependent on public cloud providers to ensure data security and compliance with regulatory requirements. Usage of public clouds can also result in vendor lock-in, as most public cloud providers do not easily allow portability of applications and data to alternative providers or to enterprise private clouds as requirements, costs and services levels change.

Our Solution

XCP is based on powerful distributed systems architecture and converges server, virtualization and storage resources into one integrated platform delivered on commodity x86 servers. Our platform is comprised of two comprehensive software product families, Acropolis and Prism. Acropolis includes our Distributed Storage Fabric that replaces traditional storage arrays and delivers efficient and high performance enterprise-grade data management. Acropolis also includes our innovative Application Mobility Fabric that will enable increasing levels of application placement, conversion and migration across our platform and public clouds. Additionally, the built-in Acropolis Hypervisor can replace expensive third-party hypervisors and eliminate an additional infrastructure silo. Built with consumer-grade design, Prism delivers integrated virtualization and infrastructure management, robust operational analytics and one-click administration capabilities. Prism allows routine IT operations that are typically manual and cumbersome to be completed in one-click, including capacity planning, provisioning of new applications and resources, troubleshooting and software upgrades.

Key benefits of our solution include:

•	Agility: Our platform converges several disparate silos of server, virtualization and storage infrastructure into a unified solution that can be deployed and managed as a single system to simplify operations. We have also developed extensive automation capabilities to eliminate time consuming and error-prone tasks, while implementing consumer-grade design into our intuitive user interface for Prism to simplify and streamline common IT administrator workflows. With our solution, infrastructure can be provisioned in minutes with one click by a single IT administrator.

•	Scalability: Our platform is a distributed system and deployments can start with only a few nodes and scale to thousands without degradation in performance per node. Our customers can grow their clusters in flexible increments by adding any number of nodes at a time depending on their capacity and performance requirements.

•	Lower total cost of ownership: We estimate, based on a model validated by IDC, that our solution can reduce cost of ownership by up to 60% compared to traditional infrastructure for a broad set of workloads and up to approximately 30% compared to public cloud offerings for predictable workloads.[1] With Acropolis, our end-customers can benefit from application mobility, simplicity of use and up to an 80% reduction in virtualization costs.[2]

•	Flexible application mobility: We design our software to provide a high degree of flexibility and choice of where applications run, preventing vendor lock-in. We intend to enable customers to make application placement decisions based entirely on performance, scalability and economic considerations, thereby accelerating speed of implementation and reducing cost. With application mobility, our customers will be able to selectively adopt the public cloud for specific workloads and certain scenarios, while preserving the flexibility to bring those workloads back on-premise or move them to different public cloud providers should requirements or costs change.

•	Secure platform: We embed security features into our hardened software solution and we strengthen our platform by employing two-factor authentication and encryption as configurable system options. We regularly apply threat modeling and analysis to reduce the attack surface, and recently added automated detection and self-healing capability.

Competitive Strengths

We believe the following strengths will allow us to extend our market leadership and broaden adoption of our solution:

•	Purpose built enterprise computing platform based on web-scale engineering: Our platform leverages sophisticated web-scale technologies, enhanced by our proprietary innovations, to build highly reliable distributed systems that are fast, efficient and scalable.

•	Commitment and passion for elegant design: Our passion and appreciation for elegant design inspires us to deliver uncompromisingly simple user experiences. This passion is reflected throughout our platform and customer lifecycle.

•	Breadth of engineering expertise: We have assembled a strong engineering group with experience spanning many technology domains, including distributed systems, virtualization, storage, networking, enterprise applications and security. We believe our engineering expertise should enable us to continue innovating rapidly, developing elegant solutions to difficult technical challenges and addressing emerging market opportunities.

•	Focus on customer delight: Our award-winning support organization focuses on delighting our customers, which has led to high customer loyalty, strong customer references and accelerated repeat purchases. Over the last year, we have maintained an average Net Promoter Score of 90, which we believe is among the industry best for IT infrastructure companies based on comparisons against Net Promoter Scores that have been publicly announced by our competitors

[1]	Percentages are based on an internal model prepared by us using available industry data and our estimates on IT spending, which data and calculations were validated by IDC and reflects a three-to-five year cost of ownership for traditional infrastructure and four year cost of ownership for public cloud offerings. See “Risk Factors—Our estimates of end-customer cost savings may not be indicative of the actual benefits that end-customers experience in the future” and “Business—Overview” for more information.
[2]	Percentages are based on an internal model prepared by us using available industry data and our estimates on virtualization costs. See “Risk Factors—Our estimates of end-customer cost savings may not be indicative of the actual benefits that end-customers experience in the future” and “Business—Our Solution” for more information.

and peers.[3] Additionally, as of April 30, 2015, 80% of our end-customers who have been with us for 18 months or more have made a repeat purchase, and repurchase orders are often a multiple of the original order value.

•	Diverse and global business: Our platform addresses a common set of critical IT issues which are pervasive across a diverse array of workloads, range of industries and customer segments. Since selling our first product in fiscal 2012, we have taken advantage of this large opportunity, and now have customers spanning more than 70 countries, with international revenue comprising 32% of total revenue for the nine months ended April 30, 2015.

•	Unique culture: Our culture is based on building a deep understanding of our customers, partners and employees that we believe makes us an attractive company to work with and for. We also foster extensive collaboration and open communication, crowdsourcing of ideas and frequent collection of input that we believe leads to rapid and improved decision-making. We embrace constant experimentation and continually challenge ourselves to extend our competitive edge.

Our Market Opportunity

Our market opportunity is to replace traditional IT products, including x86 servers, storage systems, virtualization software, cloud management software and systems management software. We capture spend from the following markets:

•	The x86 server market, which according to Gartner, is expected to be $44.5 billion in 2015[4]

•	The storage systems markets, which according to IDC, is expected to be $41.5 billion in 2015

•	The virtualization software market, which according to Gartner, is expected to be $4.1 billion in 2015[5]

•	The cloud management software market, which according to IDC, is expected to be $3.1 billion in 2015

•	The systems management software market, which according to IDC, is expected to be $20.3 billion in 2015

Growth Strategy

Key elements of our growth strategy include:

•	Continually innovate and maintain technology leadership: Since inception, we have rapidly innovated from supporting limited applications and a single hypervisor to a full platform that is designed to support all virtualized workloads and multiple hypervisors. We intend to continue to invest in technologies such as virtualization, containers, cloud management, infrastructure analytics and networking to expand our market opportunity.

•	Invest to acquire new end-customers: We intend to grow our base of over 1,400 end-customers, which we believe represents a small portion of our potential end-customer base, by increasing our investment in sales and marketing, leveraging our network of channel partners

[3]	A Net Promoter Score is a measure of customer loyalty ranging from negative 100 to 100 based on the standard question: “On a scale of 0 to 10, with 10 being extremely likely, how likely are you to recommend Nutanix to a friend or colleague?” Our Net Promoter Score is based on end-customers who respond to the survey question, which is automatically generated, when we close a product support ticket, and is automatically calculated and tracked by our support analytics system. Our Net Promoter Score is calculated by using the standard methodology of subtracting the percentage of end-customers who respond that they are not likely to recommend Nutanix from the percentage of end-customers that respond that they are extremely likely to recommend Nutanix.
[4]	See Gartner note (3) in the section titled “Market and Industry Data.”
[5]	See Gartner note (2) in the section titled “Market and Industry Data.”

and furthering our international expansion. One area of specific focus will be on expanding our position within the Global 2000, where we currently have over 140 end-customers.

•	Continue to drive follow-on sales to existing end-customers: Our end-customers typically deploy our technology initially for a specific workload. Our sales teams and channel partners then seek to systematically target follow-on sales opportunities to drive purchases of additional appliances and higher tier software editions, which in the aggregate are often multiples of the initial order.

•	Deepen engagement with current partners and establish additional channel and OEM partners to enhance sales leverage: We have driven strong engagement and initial commercial success with several major resellers and distributors. We have established an original equipment manufacturer, or OEM, partnership with Dell Inc., and believe that OEMs can augment our routes to market to accelerate our growth. We believe there is a significant opportunity to grow our sales with our partners. As a result, we are investing aggressively in sales enablement and co-marketing with our partners, and attracting and engaging new channel and OEM partners around the world.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	we have a history of losses and we may not be able to achieve or maintain profitability in the future;

•	the markets in which we compete are rapidly evolving, which make it difficult to forecast end-user adoption rates and demand for our solutions;

•	if end-customers do not adopt our solution, our ability to grow our business and operating results may be adversely affected;

•	our revenue growth in recent periods may not be indicative of our future performance;

•	we have experienced rapid growth in recent periods and we may not be able to sustain or manage any future growth effectively;

•	we compete with traditional storage vendors, IT systems vendors and infrastructure software providers and expect competition to continue to intensify in the future from both established competitors and new market entrants;

•	our relatively limited operating history makes it difficult to evaluate our current business and prospects, and may increase the risk of your investment;

•	developments or improvements in enterprise IT infrastructure technologies may materially and adversely affect the demand for our solutions;

•	if other vendors do not cooperate with us to ensure that our solutions interoperate with their products, including by providing us with early access to their new products or information about their new products, our product development efforts may be delayed or impaired which could adversely affect our business, operating results and prospects;

•	if we fail to develop or introduce new or enhanced solutions on a timely basis, our ability to attract and retain end-customers could be impaired and our competitive position could be harmed; and

•	our directors, executive officers and stockholders holding more than 5% of our capital stock and their affiliates, who will beneficially own, in the aggregate, approximately % of our common stock after the offering collectively, based on the beneficial ownership of our common stock as of June 30, 2015, will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Corporate Information

We were incorporated in the State of Delaware in September 2009. Our principal executive offices are located at 1740 Technology Drive, Suite 150, San Jose, California, 95110, and our telephone number is (408) 216-8360. Our website address is www.nutanix.com. Information on or that can be accessed through our website is not part of this prospectus and should not be relied upon in determining whether to make an investment decision.

Unless the context otherwise requires, the terms “Nutanix,” “the Company,” “we,” “us” and “our” in this prospectus refers to Nutanix, Inc. and its subsidiaries. The Nutanix design logo and the marks “Nutanix,” “Xtreme Computing Platform,” “Acropolis,” “Prism” and our other registered or common law trade names, trademarks or service marks appearing in this prospectus are our property. This prospectus contains additional trade names, trademarks and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements; and

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: (i) the first fiscal year following the fifth anniversary of this offering; (ii) the first fiscal year after our annual gross revenue is $1.0 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Underwriters’ option to purchase additional shares from us	shares

Underwriters’ option to purchase additional shares from the selling stockholders	shares

Common stock to be outstanding after this offering	shares ( shares, if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $         million, or approximately $         million if the underwriters exercise their option to purchase additional shares in full, at an assumed initial public offering price of $         per share, the midpoint of the range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the shares of common stock to be sold by the selling stockholders.

We currently intend to use the net proceeds we receive from this offering primarily for capital expenditures and for general corporate purposes, including working capital, sales and marketing activities, research and development, and general and administrative matters, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. See “Use of Proceeds.”

Proposed symbol	“NTNX”

The number of shares of our common stock to be outstanding after this offering is based on 120,655,385 shares of our common stock outstanding as of April 30, 2015 and excludes:

•	28,235,060 shares of common stock issuable upon the exercise of stock options outstanding under our 2010 Stock Plan, or 2010 Plan, and our 2011 Stock Plan, or 2011 Plan, as of April 30, 2015, with a weighted-average exercise price of $3.92 per share;

•	4,117,218 shares of common stock issuable upon the vesting of restricted stock units, or RSUs, outstanding under our 2010 Plan as of April 30, 2015;

•	824,094 shares of common stock issuable upon the exercise of warrants outstanding as of April 30, 2015, with a weighted-average exercise price of $0.70 per share;

•	652,313 shares of common stock issuable upon the exercise of stock options granted under our 2010 Plan after April 30, 2015, with a weighted-average exercise price of $12.02 per share;

•	199,750 shares of common stock issuable upon the vesting of RSUs granted under our 2010 Plan after April 30, 2015; and

•	shares of common stock reserved for future issuance under our equity compensation plans as of April 30, 2015, consisting of (i) shares of common stock reserved for future issuance under our 2010 Plan and 2011 Plan but unissued, as of immediately prior to the completion of this offering, which shares will be added to the shares reserved under the 2015 Equity Incentive Plan, or 2015 Plan, which will become effective on the date immediately prior to the date of this prospectus (which reserve does not reflect the options to purchase shares of our common stock and RSUs granted after April 30, 2015), (ii) shares of our common stock initially reserved for future issuance under our 2015 Plan, which will become effective on the date immediately prior to the date of this prospectus, (iii) shares that may be added to the 2015 Plan upon the expiration, termination, forfeiture or other reacquisition of any shares of common stock issuable upon the exercise or settlement of stock awards outstanding under the 2010 Plan and 2011 Plan, and (iv) shares of our common stock initially reserved for issuance under our 2015 Employee Stock Purchase Plan, or ESPP, which will become effective on the date adopted by our board of directors. Our 2015 Plan and ESPP also provide for automatic annual increases in the number of shares reserved under such plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws immediately prior to the completion of this offering;

•	the automatic conversion of all outstanding shares of our convertible preferred stock outstanding as of April 30, 2015 into an aggregate of 76,319,511 shares of common stock effective immediately prior to the completion of this offering;

•	the conversion of all outstanding warrants to purchase convertible preferred stock into warrants to purchase shares of common stock;

•	no exercise of outstanding stock options or warrants, or settlement of outstanding RSUs after April 30, 2015; and

•	no exercise of the underwriters’ option to purchase up to an additional shares.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table summarizes our consolidated financial data. The summary consolidated statements of operations data presented below for fiscal 2013 and fiscal 2014 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statements of operations data presented below for the nine months ended April 30, 2014 and 2015 and the summary consolidated balance sheet data as of April 30, 2015 are derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of the financial information set forth in those statements. The following summary consolidated financial data should be read together with our audited and unaudited consolidated financial statements and the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period and our interim results are not necessarily indicative of results that should be expected for a full year or any other period.

	Fiscal Year Ended July 31		Nine Months Ended April 30
	2013	2014	2014	2015
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Product	$28,138	$113,562	$79,459	$140,838
Support and other services	2,395	13,565	8,577	26,509

Total revenue	30,533	127,127	88,036	167,347

Cost of revenue:
Product(1)	24,171	52,417	38,137	56,627
Support and other services(1)	2,433	8,495	5,432	13,998

Total cost of revenue	26,604	60,912	43,569	70,625

Gross profit	3,929	66,215	44,467	96,722

Operating expenses:
Sales and marketing(1)	27,200	93,001	62,084	113,067
Research and development(1)	16,496	38,037	25,024	50,826
General and administrative(1)	4,833	13,496	9,116	17,072

Total operating expenses	48,529	144,534	96,224	180,965

Loss from operations	(44,600)	(78,319)	(51,757)	(84,243)
Other expense—net	(54)	(5,076)	(2,512)	(3,631)

Loss before provision for income taxes	(44,654)	(83,395)	(54,269)	(87,874)
Provision for income taxes	80	608	304	1,068

Net loss	$(44,734)	$(84,003)	$(54,573)	$(88,942)

Net loss per share attributable to common stockholders—basic and diluted(2)	$(1.36)	$(2.30)	$(1.52)	$(2.22)

Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted(2)	32,866,059	36,520,107	35,974,891	40,072,814

Pro forma net loss per share attributable to common stockholders—basic and diluted(2)		$(0.82)		$(0.74)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders—basic and diluted(2)		96,808,971		115,340,987

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended July 31		Nine Months Ended April 30
	2013	2014	2014	2015
	(In thousands)
Cost of revenue:
Product	$61	$124	$58	$254
Support and other services	40	194	116	496

Total cost of revenue	101	318	174	750
Sales and marketing	611	2,150	1,234	4,406
Research and development	3,835	2,243	1,400	3,813
General and administrative	443	1,149	581	2,914

Total stock-based compensation expense	$4,990	$5,860	$3,389	$11,883

(2)	For an explanation of the calculations of our net loss per share attributable to common stockholders—basic and diluted, and our pro forma net loss per share attributable to common stockholders—basic and diluted, see note 11 of the notes to consolidated financial statements included elsewhere in this prospectus.

	As of April 30, 2015
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$162,412	$162,412	$
Total assets	240,535	240,535
Deferred revenue	83,013	83,013
Preferred stock warrant liability	9,550	—
Convertible preferred stock	310,379	—
Total stockholders’ (deficit) equity	(204,190)	115,739

(1)	The pro forma column reflects (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of April 30, 2015 into 76,319,511 shares of our common stock, (ii) the related reclassification of the preferred stock warrant liability to additional paid-in capital and (iii) the effectiveness of our amended and restated certificate of incorporation as of immediately prior to the completion of this offering.
(2)	The pro forma as adjusted column reflects (i) all adjustments included in the pro forma column and (ii) the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range on the cover of this prospectus, would increase (decrease) our pro forma as adjusted cash, cash equivalents and short-term investments, total assets and total stockholders’ (deficit) equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

Key Financial and Operational Metrics

We monitor the following key financial and operational metrics:

	As of or for the Fiscal Year Ended July 31			As of or for the Nine Months Ended April 30
	2012	2013	2014	2014	2015
	(Dollars in thousands)
Total revenue	$6,586	$30,533	$127,127	$88,036	$167,347
Year-over-year percentage increase	—	364%	316%	—	90%
Billings(1)	$7,377	$42,272	$151,074	$103,247	$213,883
Adjusted gross margin percentage(1)	28%	13%	52%	51%	58%
Total deferred revenue(2)	$791	$12,530	$36,477	$27,741	$83,013
Net cash used in operating activities	$(15,468)	$(29,110)	$(45,707)	$(28,837)	$(20,327)
Free cash flow(1)	$(16,928)	$(38,449)	$(64,739)	$(41,433)	$(36,440)
Total end-customers	38	211	782	583	1,412

(1)	See “—Non-GAAP Financial Measures” below.
(2)	The majority of our deferred revenue consists of the unrecognized portion of revenue from sales of our support and software maintenance agreements.

Non-GAAP Financial Measures

Please see the section titled “Selected Consolidated Financial and Other Data” for more information on the uses and limitations of our non-GAAP financial measures and a reconciliation of our non-GAAP financial measures to the most directly comparable financial measure calculated and presented in accordance with accounting principles generally accepted in the United States, or GAAP.

Billings

We calculate billings by adding the change in deferred revenue between the start and end of the period to total revenue recognized in the same period.

Adjusted Gross Margin Percentage

We calculate adjusted gross margin percentage as adjusted gross profit divided by total revenue. We define adjusted gross profit as our gross profit adjusted to exclude stock-based compensation. Our presentation of adjusted gross margin percentage should not be construed as implying that our future results will not be affected by any recurring expenses or any unusual or non-recurring items that we exclude from our calculation of this non-GAAP financial measure.

Free Cash Flow

We calculate free cash flow as net cash used in operating activities plus purchases of property and equipment, which measures our ability to generate cash from our business operations after our capital expenditures.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect our business. If any of the following risks occur, our business, financial condition, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We have a history of losses and we may not be able to achieve or maintain profitability in the future.

We have incurred net losses in all periods since our inception, and we expect that we will continue to incur net losses for the foreseeable future. We experienced net losses of $44.7 million and $84.0 million for fiscal 2013 and fiscal 2014, respectively, and $88.9 million for the nine months ended April 30, 2015. As of April 30, 2015, we had an accumulated deficit of $236.2 million. In addition to the investments we expect to continue to make to grow our business, we also expect to incur significant additional legal, accounting and other expenses as a newly public company, that we did not incur as a private company. If we fail to increase our revenue and manage our expenses, we may not achieve or sustain profitability in the future.

The markets in which we compete are rapidly evolving, which make it difficult to forecast end-customer adoption rates and demand for our solutions.

The markets in which we compete are rapidly evolving. Accordingly, our future financial performance will depend in large part on the allocation of spending in traditional IT markets and on our ability to adapt to new market demands. Currently, sales of our solutions are dependent in large part upon replacement of spending in traditional markets, including x86 servers, storage systems and virtualization software. If these markets experience a shift in customer demand, our solutions may not compete as effectively, if at all. It is also difficult to predict end-customer demand or adoption rates for our solutions or the future growth of our market.

If end-customers do not adopt our solutions, our ability to grow our business and operating results may be adversely affected.

We believe that our solutions represent a major shift to web-scale architecture, and traditional IT infrastructure architecture is entrenched in the datacenters of many of our end-customers because of their historical financial investment in existing IT infrastructure architecture and the existing knowledge base and skillsets of IT administrators. As a result, our sales efforts often involve extensive efforts to educate our end-customers as to the benefits and capabilities of our solutions, particularly as we continue to pursue large organizations as end-customers. If we fail to achieve market acceptance of our solutions, our ability to grow our business and our operating results will be adversely affected.

Our revenue growth in recent periods may not be indicative of our future performance.

We have experienced significant growth in recent periods with total revenue of $30.5 million and $127.1 million for fiscal 2013 and fiscal 2014, respectively. For the nine months ended April 30, 2014 and 2015, our total revenue was $88.0 million and $167.3 million, respectively. You should not consider our revenue growth in recent periods as indicative of our future performance. While we have recently experienced significant revenue growth, we may not achieve similar revenue growth in future periods. Accordingly, you should not rely on our revenue growth for any prior quarterly or annual periods as an indication of our future revenue or revenue growth.

We have experienced rapid growth in recent periods and we may not be able to sustain or manage any future growth effectively.

We have expanded our overall business and operations significantly in recent periods. Our employee headcount increased from 247 as of July 31, 2013 to 1,017 as of April 30, 2015, and we expect to have significant headcount increases in the future. We anticipate that our operating expenses will increase in the foreseeable future as we scale our business, including in developing and improving our solutions, expanding our sales and marketing capabilities and global coverage, and in providing general and administrative resources to support our growth. As we continue to grow our business, we must effectively integrate, develop and motivate a large number of new employees while maintaining the effectiveness of our business execution. We must also continue to improve and expand our information technology, or IT, and financial infrastructure, management systems and product management and sales processes. We expect that our future growth will continue to place a significant strain on our management, operational and financial resources. We may incur costs associated with future growth prior to realizing the anticipated benefits, and the return on these investments may be lower, or may develop more slowly than we expect. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities. We also may fail to satisfy end-customers’ requirements, maintain product quality, execute on our business plan or respond to competitive pressures, any of which could adversely affect our business, operating results, financial condition and prospects.

We compete with traditional storage vendors, IT systems vendors and infrastructure software providers and expect competition to continue to intensify in the future from both established competitors and new market entrants.

We operate in the intensely competitive enterprise infrastructure market and compete primarily with companies that sell storage arrays, integrated systems and servers, as well as infrastructure and management software. These markets are characterized by constant change and rapid innovation. Our main competitors fall into the following categories:

•	traditional storage array vendors such as EMC Corporation, NetApp, Inc. and Hitachi Data Systems, which typically sell centralized storage products;

•	traditional IT systems vendors such as Hewlett-Packard Company, Cisco Systems, Inc., Lenovo Group Ltd., Dell, Hitachi Data Systems and IBM Corporation that offer integrated systems that include bundles of servers, storage and networking solutions, as well as a broad range of standalone server and storage products; and

•	software providers such as VMware, Inc. that offer a broad range of virtualization, infrastructure and management products.

In addition, we compete against vendors of hyperconverged infrastructure and software-defined storage products such as VMware, Inc. and smaller emerging companies. As our market grows, we expect it will attract new companies as well as existing larger vendors. Some of our competitors may expand their product offerings, acquire competing businesses, sell at lower prices, bundle with other products, provide closed technology platforms or otherwise attempt to gain a competitive advantage. Furthermore, as we expand our product offerings, we may expand into new markets and we may encounter additional competitors in such markets.

Many of our existing competitors have, and some of our potential competitors may have, competitive advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand awareness and name recognition, larger intellectual property portfolios and broader global presence and distribution networks. Furthermore, some of our competitors supply a wide variety of products to, and have well-established relationships with, our current and prospective end-customers. Some of these competitors have in the past and may in the future take advantage of their existing relationships with end-customers, distributors or resellers to provide incentives to such current or prospective end-customers that make their products more economically attractive or to interfere with our ability to offer our solutions to our end-customers. Our competitors may also be able to offer products or functionality similar to ours at a more attractive price, such as by integrating or bundling their solutions with their other product offerings or those of technology partners or establishing cooperative relationships with other competitors, technology partners or other third parties. Potential end-customers may prefer to purchase from their existing suppliers rather than a new supplier, especially given the significant investments that they have historically made in their legacy infrastructures. Some of our competitors may also have stronger or broader relationships with technology partners than we do, which could make their products more attractive than ours. As a result, we cannot assure you that our solutions will compete favorably, and any failure to do so could adversely affect our business, operating results and prospects.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects, and may increase the risk of your investment.

We began selling our products in October 2011. We have limited historical financial data, and we operate in a rapidly evolving market. Our relatively limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. In addition, the rapidly evolving nature of the enterprise IT infrastructure market, as well as other factors beyond our control, reduce our ability to accurately forecast quarterly or annual performance. Our solutions may never reach widespread adoption, and changes or advances in technologies could adversely affect the demand for our solutions. A reduction in demand for web-scale architectures caused by lack of customer acceptance, technological challenges, competing technologies and solutions or otherwise would result in lower revenue growth rates or decreased revenue, either of which could negatively impact our business, operating results and prospects. Any predictions about future revenue and expenses may not be as accurate as they would be if we had a longer operating history. We have encountered and will continue to encounter risks and difficulties associated with rapid growth and expansion and a relatively limited operating history. If we do not address these risks successfully, our business and operating results would be adversely affected, and our stock price could decline.

Developments or improvements in enterprise IT infrastructure technologies may materially and adversely affect the demand for our solutions.

Significant developments in enterprise IT infrastructure technologies, such as advances in storage, virtualization, containers and management software, may materially and adversely affect our business, operating results and prospects in ways we do not currently anticipate. For example, improvements in existing data storage technologies, such as a significant increase in the speed of traditional interfaces for transferring data between a server and a storage system or the speed of traditional embedded controllers within the storage system, could emerge as a preferred alternative to our solutions, especially if they are sold at lower prices. Any failure by us to develop new or enhanced technologies or processes, to react to changes or advances in existing technologies or to correctly anticipate these changes or advances as we create and invest in our product roadmap could materially delay our development and introduction of new solutions, which could result in the loss of competitiveness of our solutions, decreased revenue and a loss of market share to competitors. In addition, the servers, network, software and other components and systems of a datacenter must comply with established industry standards in order to interoperate and function efficiently together. If larger companies who are more influential in driving industry standards do not support the same standards we use, market acceptance of our solutions could be adversely affected, or we may be required to spend significant time and resources duplicating efforts to adapt to different standards.

Public cloud infrastructure offers alternatives to the on-premise infrastructure deployments that our platform supports. Various factors could cause the rate of adoption of public cloud infrastructure to increase, including continued or accelerated decreases in the price of public cloud offerings and improvements in the ability of public cloud providers to deliver reliable performance, enhanced security, better application compatibility and more precise infrastructure control. Any of these factors could make our platform less competitive as compared to the public cloud, and could materially and adversely affect the demand for our solutions.

If other vendors do not cooperate with us to ensure that our solutions interoperate with their products, including by providing us with early access to their new products or information about their new products, our product development efforts may be delayed or impaired, which could adversely affect our business, operating results and prospects.

Our solutions provide a platform on which software applications and hypervisors from different software providers run. As a result, our solutions must interoperate with our end-customers’ existing hardware and software infrastructure, specifically their networks, servers, software and operating systems, as well as the applications that they run on this infrastructure, which may be manufactured and provided by a wide variety of vendors and OEMs. In addition to ensuring that our solutions interoperate with these hardware and software products initially, we must occasionally update our software to ensure that our solutions continue to interoperate with new or updated versions of these hardware and software products. Current or future providers of software applications, hypervisors or data management tools could make changes that would diminish the ability of our solutions to interoperate with them, and significant additional time and effort may be necessary to ensure the continued compatibility of our solutions, which might not be possible at all. Even if our solutions are compatible with those of other providers, if they do not certify or support our solutions for their systems or cooperate with us to coordinate troubleshooting and hand off of support cases, end-customers may be reluctant to buy our solutions, which could decrease demand for our solutions. Developing solutions that interoperate properly requires substantial partnering, capital investment and employee resources, as well as the cooperation of the vendors or developers of the software applications and hypervisors both with respect to product development and product support. Vendors may not provide us with early or any access to their technology and products, assist us in these development efforts, certify our solutions, share with or sell to us any APIs, formats, or protocols we may need, or cooperate with us to support end-customers. If they do not provide us with the necessary access, assistance or proprietary technology on a timely basis or at all, we may experience product development delays or be unable to ensure the compatibility of our solutions with such new technology or products. To the extent that vendors develop products that compete with ours, they have in the past, and may again in the future, withhold their cooperation, decline to share access, certify our solutions or sell or make available to us their proprietary APIs, protocols or formats or engage in practices to actively limit the functionality, or compatibility, and certification of our products. If any of the foregoing occurs, our product development efforts may be delayed or impaired, our solutions could become less attractive to end-customers resulting in a decline in sales, and our business, operating results and prospects may be adversely affected.

If we fail to develop or introduce new or enhanced solutions on a timely basis, our ability to attract and retain end-customers could be impaired and our competitive position could be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. We will need to continue to create valuable software and hardware solutions to be integrated with our enterprise computing platform. To compete successfully, we must design, develop, market and sell new or enhanced solutions that provide increasingly higher levels of performance, capacity, scalability, security and reliability and meet the cost expectations of our end-customers. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render our existing or future solutions obsolete or less attractive to end-customers. Any failure to anticipate or develop new or enhanced solutions or technologies in a timely manner in response to technological shifts could result in decreased revenue and harm to our business and prospects. Any new feature or application that we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve broad market acceptance. If we fail to introduce new or enhanced solutions that meet the needs of our end-customers or penetrate new markets in a timely fashion, we will lose market share and our business, operating results and prospects will be adversely affected.

If we are not successful in executing our strategy to increase sales of our solutions to new and existing organizations and service provider end-customers, our operating results may suffer.

Our growth strategy is dependent in large part upon increasing sales of our solutions to new and existing enterprises, service providers and government entities. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller end-customers. These risks include:

•	competition from companies that traditionally target larger enterprises, service providers and government entities and that may have pre-existing relationships or purchase commitments from such end-customers;

•	increased purchasing power and leverage held by large end-customers in negotiating contractual arrangements with us;

•	more stringent requirements in our support service contracts, including demand for quicker support response times and penalties for any failure to meet support requirements; and

•	longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our solutions.

Large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. Although we have a channel sales model, our sales representatives typically engage in direct interaction with our prospective end-customers as well as our distributors and resellers. We typically provide evaluation products to these end-customers and may spend substantial time, effort and money in our sales efforts to these prospective end-customers. In addition, product purchases by large organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, large organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. If we fail to realize an expected sale from a large end-customer in a particular quarter or at all, our business and operating results could be adversely affected. All of these factors can add further risk to business conducted with these end-customers.

Our growth depends on our existing end-customers purchasing additional appliances and software upgrades and renewing and upgrading their support and software maintenance agreements, and the failure of our end-customers to do so could harm our business and operating results.

Our future success depends in part on purchases by our existing end-customers of additional appliances and software as well as renewals and upgrades to their support and software maintenance agreements. If our end-customers do not purchase additional appliances, or renew or upgrade their support and software maintenance agreements, our revenue may decline and our operating results may be harmed. In order for us to maintain or improve our operating results, we depend on our existing end-customers renewing support and software maintenance agreements or purchasing additional appliances. End-customers may choose not to renew their support and software maintenance agreements or purchase additional appliances because of several factors, including dissatisfaction with our prices or features relative to competitive offerings, reductions in our end-customers’ spending levels or other causes outside of our control. If our existing end-customers do not purchase new solutions, or renew or upgrade their support and software maintenance agreements, our revenue may grow more slowly than expected or may decline, and our business and operating results may be adversely affected.

If we do not effectively expand and train our sales force, we may be unable to add new end-customers or increase sales to our existing end-customers and our business will be adversely affected.

Although we have a channel sales model, our sales representatives typically engage in direct interaction with our prospective end-customers. Therefore, we continue to be substantially dependent on our sales force to obtain new end-customers and sell additional solutions to our existing end-customers. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. Furthermore, hiring sales personnel in new countries requires additional set up and upfront costs that we may not recover if the sales personnel fail to achieve full productivity. In addition, as a result of our rapid growth, a large percentage of our sales force is new to our company and our solutions and therefore less effective than our more seasoned employees. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new end-customers or increasing sales to our existing customer base, our business, operating results and prospects will be adversely affected.

We rely primarily on indirect sales channels for the distribution of our solutions, and disruption within these channels could adversely affect our business, operating results and cash flows.

We primarily sell our solutions through indirect sales channels, including channel partners such as distributors, a hardware OEM, value added resellers and system integrators. Our OEM partner in turn distributes our solutions through its own networks of channel partners with whom we have no direct relationships.

We rely, to a significant degree, on our channel partners to select, screen and maintain relationships with their distribution networks and to distribute our solutions in a manner that is consistent with applicable law, regulatory requirements and our quality standards. If our channel partners or a partner in their distribution network violates applicable law or regulatory requirements or misrepresents the functionality of our solutions, our reputation could be damaged and we could be subject to potential liability. Our agreements with our channel partners are non-exclusive, meaning our channel partners may offer end-customers the products of several different companies, including products that compete with ours. If our channel partners do not effectively market and sell our solutions, choose to use greater efforts to market and sell their own products or those of our competitors, or fail to meet the needs of our end-customers, our business, operating results and prospects may be adversely affected. Our channel partners may cease marketing our solutions with limited or no notice and with little or no penalty. The loss of a substantial number of our channel partners, our inability to replace them, or the failure to recruit additional channel partners or establish an alternative distribution network could materially and adversely affect our business and operating results. In addition, if a channel partner offers its own products or services that are competitive to our solutions, is acquired by a competitor or reorganizes or divests its reseller business units, our revenue derived from that partner may be adversely impacted or eliminated altogether.

Recruiting and retaining qualified channel partners and training them in the use of our technologies require significant time and resources. If we fail to devote sufficient resources to support and expand our network of channel partners, our business may be adversely affected. Also, in certain international markets we are in the process of transitioning our distribution model from contracting directly with hundreds of individual resellers to contracting with a smaller number of larger global distributors. Although we believe that this transition will make our sales channels more efficient and broader reaching in the long term in these markets, there is no guarantee that this new distribution model will increase our sales in the short term or allow us to sustain our gross margins. Any potential delays or confusion during the transition process to our new partners may negatively affect our relationship with our existing end-customers and channel partners and may cause us to lose prospective end-customers or additional business from existing end-customers. Upon completion of the transition to the new sales model, we will be more reliant on fewer channel partners, which may reduce our contact with our end-customers making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our software, support ongoing end-customer requirements, estimate end-customer demand, respond to evolving end-customer needs and obtain subscription renewals from end-customers.

All of our sales to government entities have been made indirectly through our channel partners. Government entities may have statutory, contractual or other legal rights to terminate contracts with our channel partners for convenience or due to a default, and, in the future, if the portion of government contracts that are subject to renegotiation or termination at the election of the government are material any such termination or renegotiation may adversely impact our future operating results. In the event of such termination, it may be difficult for us to arrange for another channel partner to sell our solutions to these government entities in a timely manner, and we could lose sales opportunities during the transition. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our solutions, a reduction of revenue or fines or civil or criminal liability if the audit uncovers improper or illegal activities.

If our indirect distribution channel is disrupted, particularly if we are reliant on a fewer number of channel partners, we may be required to devote more resources to distribute our solutions directly and support our end-customers, which may not be as effective and could lead to higher costs, reduced revenue and growth that is slower than expected.

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. If our revenue or operating results in any particular period fall below investor expectations, the price of our common stock would likely decline. Factors that are difficult to predict and that could cause our operating results to fluctuate include:

•	the timing and magnitude of orders, shipments and acceptance of our solutions in any quarter;

•	our ability to attract new and retain existing end-customers;

•	disruptions in our sales channels or termination of our relationship with important channel partners and OEMs;

•	the timing of revenue recognition for our sales;

•	reductions in end-customers’ budgets for information technology purchases;

•	delays in end-customers’ purchasing cycles or deferments of end-customers’ purchases in anticipation of new products or updates from us or our competitors;

•	fluctuations in demand and competitive pricing pressures for our solutions;

•	the mix of solutions sold and the mix of revenue between products and support and other services;

•	our ability to develop, introduce and ship in a timely manner new solutions and platform enhancements that meet customer requirements;

•	the timing of product releases or upgrades or announcements by us or our competitors;

•	any change in the competitive dynamics of our markets, including consolidation among our competitors or resellers, new entrants or discounting of prices;

•	the amount and timing of expenses to grow our business;

•	the amount and timing of stock-based compensation expenses;

•	our ability to control the costs of our solutions and their key components;

•	general economic, industry and market conditions; and

•	future accounting pronouncements and changes in accounting policies.

The occurrence of any one of these risks could negatively affect our operating results in any particular quarter, which could cause the price of our common stock to decline.

Our gross margins are impacted by a variety of factors and may be subject to variation from period to period.

Our gross margins may be affected by a variety of factors, including shifts in the mix of whether our solutions are sold as an appliance or as software-only, fluctuations in the pricing of our products, including as a result of competitive pricing pressures and discounts, changes in the cost of components of our hardware appliances, changes in the mix between direct versus indirect sales and the timing and amount of recognized and deferred revenue. If we are unable to manage these factors effectively, our gross margins may decline, and fluctuations in gross margin may make it difficult to manage our business and to achieve or maintain profitability, which could adversely affect our business and operating results.

Our sales cycles can be long and unpredictable and our sales efforts require considerable time and expense. As a result, it can be difficult for us to predict when, if ever, a particular customer will choose to purchase our solutions, which may cause our operating results to fluctuate significantly.

Our sales efforts involve educating our end-customers about the uses and benefits of our solutions, including their technical capabilities and cost saving potential. End-customers often undertake an evaluation and testing process that can result in a lengthy sales cycle. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce any sales. Platform purchases are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. The broad nature of the technology shift that our solutions represent and the legacy relationships our end-customers have with existing IT vendors sometimes lead to unpredictable sales cycles, which make it difficult for us to predict when end-customers may purchase solutions from us. Our business and operating results will be significantly affected by the degree to which and speed with which organizations adopt our solutions.

Because we depend on a single third-party to assemble and test our hardware appliances, we are susceptible to delays and pricing fluctuations that could prevent us from shipping orders on time, if at all, or on a cost-effective basis, which would cause our business to be adversely affected.

We rely on a single third-party hardware product manufacturer, Super Micro Computer, Inc., or Super Micro, to assemble and test our appliances. Our reliance on Super Micro reduces our control over the manufacturing process and exposes us to risks, including reduced control over quality assurance, product costs and product supply and timing. If we fail to manage our relationship with Super Micro effectively, inaccurately forecast our component requirements, or if Super Micro experiences delays, disruptions, capacity constraints or quality control problems in its operations, our ability to ship our appliances could be severely impaired and our competitive position and reputation could be harmed.

Our orders represent a relatively small percentage of the overall orders received by Super Micro from its end-customers. Therefore, fulfilling our orders may not be a priority in guiding Super Micro’s business decisions and operational commitments. If we are unable to manage our relationship with Super Micro effectively, or if Super Micro suffers delays or disruptions for any reason, experiences increased manufacturing lead-times, capacity constraints or quality control problems in its manufacturing operations, or fails to meet our requirements for timely delivery, our ability to ship high-quality solutions to our end-customers would be impaired, and our business and operating results would be harmed.

Our current agreement with Super Micro expires in May 2017, with the option to terminate upon each annual renewal thereafter, and does not contain any minimum commitment to manufacture our solutions. Further, any orders are fulfilled only after a purchase order has been delivered and accepted. Under certain circumstances, Super Micro may stop taking all or part of our new orders or fulfilling our existing orders. If we are required to change contract manufacturers, we may lose revenue, incur increased costs and damage our channel partner and end-customer relationships. Switching to a new contract manufacturer and commencing production is expensive and time-consuming. Likewise, our agreement with Super Micro does not contain any price assurances, and any increases in component costs, without a corresponding increase in the price of our solutions, could harm our gross margins. Furthermore, we may need to increase our component purchases, manufacturing capacity and internal test and quality functions if we experience increased demand. The inability of Super Micro or other contract manufacturers to provide us with adequate supplies of high-quality products could cause a delay in our order fulfillment, and our business, operating results and prospects would be adversely affected.

We rely on a limited number of suppliers, and in some cases single-source suppliers, for several key components of our hardware appliances, and any disruption in the availability or quality of these components could delay shipments of our appliances and damage our channel partner or end-customer relationships.

We rely on a limited number of suppliers, and in some cases single-source suppliers, for several key hardware components of our appliances. These components are generally purchased on a purchase order basis through Super Micro and we do not have long-term supply contracts with our suppliers. Our reliance on key suppliers exposes us to risks, including reduced control over product quality, production costs, timely delivery and capacity. It also exposes us to the potential inability to obtain an adequate supply of required components because we do not have long-term supply commitments, and replacing some of these components would require a product qualification process that could take months to complete. Furthermore, we extensively test and qualify the components that are used in our appliances to ensure that they meet certain quality and performance specifications. If our supply of certain components is disrupted or delayed, or if we need to replace our existing suppliers, there can be no assurance that additional supplies or components can serve as adequate replacements for the existing components, will be available when required or that supplies will be available on terms that are favorable to us, and we may be required to modify our solutions to interoperate with the replacement components. Any of these developments could extend our lead times, increase the costs of our components or costs of product development and adversely affect our business, operating results and financial condition.

We generally maintain minimal inventory for repairs and a limited number of evaluation and demonstration units, and acquire components only as needed. We do not enter into long-term supply contracts for these components. As a result, our ability to respond to channel partner or end-customer orders efficiently may be constrained by the then-current availability, terms and pricing of these components. The technology industry has experienced component shortages and delivery delays in the past, and we may experience shortages or delays of critical components in the future as a result of strong demand in the industry or other factors. If we or our suppliers inaccurately forecast demand for our solutions or we ineffectively manage our enterprise resource planning processes, our suppliers may have inadequate inventory, which could increase the prices we must pay for substitute components or result in our inability to meet demand for our solutions, as well as damage our channel partner or end-customer relationships.

If the suppliers of the components of our hardware appliances increase prices of components, experience delays, disruptions, capacity constraints, quality control problems in their manufacturing operations or adverse changes to their financial condition, our ability to ship appliances to our channel partners or end-customers in a timely manner and at competitive prices could be impaired and our competitive position and reputation could be adversely affected. Qualifying a new component is expensive and time-consuming. If we are required to change key suppliers or assume internal manufacturing operations, we may lose revenue and damage our channel partner or end-customer relationships which could adversely impact our revenue and operating results.

We rely upon third parties for the warehousing and delivery of our appliances and replacement parts for support, and we therefore have less control over these functions than we otherwise would.

We outsource the warehousing and delivery of all of our appliances to a third-party logistics provider for worldwide fulfillment. In addition, some of our support offerings commit us to replace defective parts in our appliances as quickly as four hours after the initial customer support call is received, which we satisfy by storing replacement parts inventory in various third-party supply depots in strategic locations. As a result of relying on third parties, we have reduced control over shipping and logistics, quality control, security and the supply of replacement parts for support. Consequently, we may be subject to shipping disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. If we are unable to have our appliances or replacement products shipped in a timely manner, end-customers may cancel their contracts with us, we may suffer reputational harm and our business, operating results and prospects may be adversely affected.

We rely on our key technical, sales and management personnel to grow our business, and the loss of one or more key employees or the inability to attract and retain qualified personnel could harm our business.

Our success and future growth depends to a significant degree on the skills and continued services of our key technical, sales and management personnel. In particular, we are highly dependent on the services of Dheeraj Pandey, our President, Chief Executive Officer and Chairman, who is critical to the development of our technology, future vision and strategic direction. We rely on our leadership team in the areas of operations, security, marketing, sales, support and general and administrative functions, and on individual contributors on our research and development team. All of our employees work for us on an at-will basis, and we could experience difficulty in retaining members of our senior management team or other key personnel. We do not have “key person” life insurance policies that cover any of our officers or other key employees. The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our solutions, and negatively impact our business, operating results and prospects.

Our future success also depends on our ability to continue to attract, integrate and retain highly skilled personnel, especially skilled sales and engineering employees. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area where we are headquartered.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Also, many of our employees have become, or will soon become, vested in a substantial amount of equity awards which gives them a substantial amount of personal wealth. This may make it more difficult for us to retain and motive these employees, and this wealth could affect their decision about whether or not they continue to work for us.

Any failure to successfully attract, integrate or retain qualified personnel to fulfill our current or future needs may negatively impact our growth. We cannot assure you that we will be able to successfully attract or retain qualified personnel. Our inability to attract and retain the necessary personnel could adversely affect our business, operating results and financial condition.

Our ability to sell our solutions is dependent in part on ease of use and the quality of our technical support, and any failure to offer high-quality technical support would harm our business, operating results and financial condition.

Once our solutions are deployed, our end-customers depend on our support organization to resolve any technical issues relating to our solutions. Furthermore, because of the emerging nature of our solutions, our support organization often provides support for and troubleshoots issues for products of other vendors running on our solutions, even if the issue is unrelated to our solutions. There is no assurance that we can solve issues unrelated to our solutions, or that vendors whose products run on our solutions will not challenge our provision of technical assistance to their products. Our ability to provide effective support is largely dependent on our ability to attract, train and retain personnel who are not only qualified to support our solutions, but also well versed in some of the primary applications and hypervisors that our end-customers run on our solutions. Furthermore, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. Any failure to maintain high-quality installation and technical support, or a market perception that we do not maintain high-quality support, could harm our reputation, adversely affect our ability to sell our solutions to existing and prospective end-customers, and could harm our business, operating results and financial condition.

Our solutions are highly technical and may contain undetected defects, which could cause data unavailability, loss or corruption that might, in turn, result in liability to our end-customers and harm to our reputation and business.

Our solutions are highly technical and complex and are often used to store information critical to our end-customers’ business operations. Our solutions may contain undetected errors, defects or security vulnerabilities that could result in data unavailability, unauthorized access to, loss, corruption or other harm to our end-customers’ data. Some errors or defects in our solutions may only be discovered after they have been installed and used by end-customers. We previously conducted an in-

field replacement of equipment manufactured by our previous outsourced manufacturer, and may be required to do so again in the future. If any hardware or software errors, defects or security vulnerabilities are discovered in our solutions after commercial release, a number of negative effects in our business could result, including:

•	lost revenue or lost end-customers;

•	increased costs, including warranty expense and costs associated with end-customer support as well as development costs to remedy the errors or defects;

•	delays, cancellations, reductions or rescheduling of orders or shipments;

•	platform returns or discounts; and

•	damage to our reputation and brand.

In addition, we could face legal claims for breach of contract, product liability, tort or breach of warranty. While many of our contracts with end-customers contain provisions relating to warranty disclaimers and liability limitations, these provisions might not be upheld or might not provide adequate protection if we face such legal claims. Defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of us and our solutions. In addition, our business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against us and our business could be adversely impacted.

Our business depends, in part, on sales to government organizations, and significant changes in the contracting or fiscal policies of such government organizations could have an adverse effect on our business and operating results.

We derive a portion of our revenue from contracts with federal, state, local and foreign governments, and we believe that the success and growth of our business will continue to depend on our successful procurement of government contracts. However, demand is often unpredictable from government organizations, and there can be no assurance that we will be able to maintain or grow our revenue from the public sector. Government agencies are subject to budgetary processes and expenditure constraints that could lead to delays or decreased capital expenditures in IT spending, particularly in light of continued uncertainties about government spending levels. The budget and approval process for government agencies also experiences a longer sales cycle relative to our other end-customers. If government organizations reduce or shift their capital spending patterns, our business, operating results and prospects may be harmed. Factors that could impede our ability to maintain or increase the amount of revenue derived from government contracts, include:

•	public sector budgetary cycles and funding authorizations;

•	changes in fiscal or contracting policies;

•	decreases in available government funding;

•	changes in government programs or applicable requirements;

•	the adoption of new laws or regulations or changes to existing laws or regulations;

•	potential delays or changes in the government appropriations or other funding authorization processes; and

•	higher expenses associated with diligence and qualifying or maintaining qualification as a government vendor.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our solutions in the future or otherwise have an adverse effect on our business, operating results and prospects.

Third-party claims that we are infringing intellectual property, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses, and our business could be harmed.

A number of companies, both within and outside of the enterprise computing infrastructure industry, hold a large number of patents covering aspects of storage, servers and virtualization products. In addition to these patents, participants in this industry typically also protect their technology through copyrights and trade secrets. As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. We have received, and in the future may receive, inquiries from other intellectual property holders and may become subject to claims that we infringe their intellectual property rights, particularly as we expand our presence in the market and face increasing competition. In addition, parties may claim that the names and branding of our solution infringe their trademark rights in certain countries or territories. If such a claim were to prevail we may have to change the names and branding of our solution in the affected territories and we could incur other costs.

We currently have a number of agreements in effect pursuant to which we have agreed to defend, indemnify and hold harmless our end-customers, suppliers and channel and other partners from damages and costs which may arise from the infringement by our solutions of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Our insurance may not cover all intellectual property infringement claims. A claim that our solutions infringe a third party’s intellectual property rights, even if untrue, could harm our relationships with our end-customers, may deter future end-customers from purchasing our solutions and could expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to infringement by our solutions, an adverse outcome in any such litigation could make it more difficult for us to defend our solutions against intellectual property infringement claims in any subsequent litigation in which we are a named party. Any of these results could harm our brand and operating results.

Our defense of intellectual property rights claims brought against us or our end-customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force us to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. An adverse determination also could invalidate our intellectual property rights and prevent us from offering our solutions to our end-customers and may require that we procure or develop substitute solutions that do not infringe, which could require significant effort and expense. We may have to seek a license for the technology, which may not be available on acceptable terms or at all, and as a result may significantly increase our operating expenses or require us to restrict our business activities in one or more respects. Any of these events could adversely affect our business, operating results, financial condition and prospects.

The success of our business depends in part on our ability to protect and enforce our intellectual property rights.

We rely on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We cannot assure you that any patents will be issued with respect to our currently pending patent applications in a manner that gives us adequate defensive protection or competitive advantages, if at all, or that any patents issued to us will not be challenged, invalidated or circumvented. We have filed for patents in the United States and in certain international jurisdictions, but such protections may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights, or may be difficult to enforce in practice. Our currently issued patents and any patents that may be issued in the future with respect to pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property.

Protecting against the unauthorized use of our intellectual property, solutions and other proprietary rights is expensive and difficult, particularly internationally. Litigation may be necessary in the future to enforce or defend our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, operating results and financial condition. Further, many of our current and potential competitors have the ability to dedicate substantially greater resources to defending intellectual property infringement claims and to enforcing their intellectual property rights than we have. Attempts to enforce our rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our solutions are available. An inability to adequately protect and enforce our intellectual property and other proprietary rights could seriously harm our business, operating results, financial condition and prospects.

We may become subject to claims that our employees have wrongfully disclosed or we have wrongfully used proprietary information of our employees’ former employers. These claims may be costly to defend and if we do not successfully do so, our business could be harmed.

Many of our employees were previously employed at current or potential competitors. Although we have processes to ensure that our employees do not use the proprietary information or know-how of others in their work for us and we are not currently subject to any claims that they have done so, we may in the future become subject to claims that these employees have divulged, or we have used, proprietary information of these employees’ former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper our ability to develop new solutions and features for existing solutions, which could severely harm our business. Even if we are successful in defending against these claims, litigation efforts are costly, time consuming and a significant distraction to management.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose end-customers in the public sector or negatively impact our ability to contract with the public sector.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages and civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

In addition, we must comply with laws and regulations relating to the formation, administration and performance of contracts with the public sector, including U.S. federal, state and local governmental organizations, which affect how we and our channel partners do business with governmental agencies. Selling our solutions to the U.S. government, whether directly or through channel partners, also subjects us to certain regulatory and contractual requirements. Failure to comply with these requirements by either us or our channel partners could subject us to investigations, fines and other penalties, which could have an adverse effect on our business, operating results, financial condition and prospects. As an example, the U.S. Department of Justice, or DOJ, and the General Services Administration, or GSA, have in the past pursued claims against and financial settlements with IT vendors under the False Claims Act and other statutes related to pricing and discount practices and compliance with certain provisions of GSA contracts for sales to the federal government. The DOJ and GSA continue to actively pursue such claims. Violations of certain regulatory and contractual requirements could also result in us being suspended or debarred from future government contracting. Any of these outcomes could have an adverse effect on our revenue, operating results, financial condition and prospects.

These laws and regulations impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, termination of contracts, loss of exclusive rights in our intellectual property, and temporary suspension or permanent debarment from government contracting. Any such damages, penalties, disruptions or limitations in our ability to do business with the public sector could have an adverse effect on our business and operating results.

Failure to comply with anticorruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act of 2010, or the U.K. Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anticorruption laws that prohibit companies and their employees and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any advantage. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. In addition, we use various third parties to sell our solutions and conduct our business abroad. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We are in the early stages of implementing our FCPA/anti-corruption compliance program and cannot assure you that all of our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Any violation of the FCPA, other applicable anticorruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, which could have a material and adverse effect on our reputation, business, operating results and prospects. In addition, responding to any enforcement action may result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Our solutions are subject to United States export controls, including the Export Administration Regulations and economic sanctions administered by the Office of Foreign Assets Control, and we incorporate encryption technology into certain of our solutions. These encryption products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception or other appropriate government authorizations, including the filing of an encryption registration.

Furthermore, our activities are subject to the U.S. economic sanctions laws and regulations that prohibit the shipment of certain products and services without the required export authorizations, including to countries, governments and persons targeted by U.S. embargoes or sanctions. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities even if the export license ultimately may be granted. While we take precautions to prevent our solutions from being exported in violation of these laws, including obtaining authorizations for our encryption products, implementing IP address blocking and screenings against U.S. government and international lists of restricted and prohibited persons, we cannot guarantee that the precautions we take will prevent violations of export control and sanctions laws. Violations of U.S. sanctions or export control laws can result in significant fines or penalties and possible incarceration for responsible employees and managers could be imposed for criminal violations of these laws.

We also note that if our channel partners fail to obtain appropriate import, export or re-export licenses or permits, we may also be adversely affected, through reputational harm as well as other negative consequences including government investigations and penalties. We presently incorporate export control compliance requirements to our channel partner agreements; however, no assurance can be given that our channel partners will be able to comply with such requirements.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our end-customers’ ability to implement our solutions in those countries. Changes in our solutions or future changes in export and import regulations may create delays in the introduction of our solutions in international markets, prevent our end-customers with international operations from deploying our solutions globally or, in some cases, prevent the export or import of our solutions to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology, including the escrow and government recovery of private encryption keys. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential end-customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would adversely affect our business, operating results and prospects.

Our international operations expose us to additional risks, and failure to manage those risks could adversely affect our business, operating results and cash flows.

Increasingly, we derive a significant portion of our revenue from end-customers and channel partners outside the United States. We derived 39% and 17% of our total revenue from our international customers based on bill-to-location in fiscal 2014 and fiscal 2013, respectively. For the nine months ended April 30, 2015, we derived 32% of our total revenue from our international customers based on bill-to-location. We are continuing to adapt to and develop strategies to address international markets but there is no guarantee that such efforts will have the desired effect. As of April 30, 2015, approximately 31% of our full-time employees were located outside of the United States. We expect that our international activities will continue to grow over the foreseeable future as we continue to pursue opportunities in international markets, which will require significant management attention and financial resources. We are subject to risks associated with having significant worldwide operations, including:

•	business practices may differ from those in the United States and may require us in the future to include terms other than our standard terms in customer, channel partner, employee, consultant and other contracts;

•	political, economic and social instability around the world;

•	greater difficulty in enforcing contracts, judgments and arbitration awards in international courts, and in collecting accounts receivable and longer payment and collection periods;

•	greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

•	risks associated with trade restrictions and foreign legal requirements, including the importation, certification and localization of our solutions required in foreign countries;

•	greater risk of a failure of foreign employees, partners, distributors and resellers to comply with both U.S. and foreign laws, including antitrust regulations, the FCPA, the U.K. Bribery Act, U.S. or foreign sanctions regimes and export or import control laws, and any trade regulations ensuring fair trade practices;

•	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•	requirements to comply with foreign privacy, data protection and information security laws and regulations and the risks and costs of non-compliance;

•	reduced or uncertain protection for intellectual property rights in some countries;

•	impediments to the flow of foreign exchange capital payments and receipts due to exchange controls instituted by certain foreign governments;

•	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

•	difficulties in managing and staffing international offices and increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	greater difficulty in identifying, attracting and retaining local experienced personnel, and the costs and expenses associated with such activities;

•	the challenge of managing a development team in geographically disparate locations;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	differing employment practices and labor relations issues;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business; and

•	treatment of revenue from international sources for tax purposes and changes in tax laws, regulations or official interpretations, including being subject to foreign tax laws and being liable for paying withholding, income or other taxes in foreign jurisdictions.

As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. These factors and other factors could harm our ability to gain future international revenue and, consequently, materially impact our business, operating results and financial condition. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business.

A number of our solutions incorporate software provided under open source licenses which may restrict or impose certain obligations on how we use or distribute our solutions or subject us to various risks and challenges, which could result in increased development expenses, delays or disruptions to the release or distribution of those solutions, inability to protect our intellectual property rights and increased competition.

Certain significant components of our solutions incorporate or are based upon open source software, and we may incorporate open source software into other solutions in the future. Such open source software is generally licensed under open source licenses, including, for example, the GNU General Public License, the GNU Lesser General Public License, “Apache-style” licenses, “BSD-style” licenses and other open source licenses. The use of open source software subjects us to a number of risks and challenges, including:

•	If open source software programmers, most of whom we do not employ, do not continue to develop and enhance open source technologies, our development expenses could be increased and our product release and upgrade schedules could be delayed.

•	Open source software is open to further development or modification by anyone. As a result, others may develop such software to be competitive with our platform, and may make such competitive software available as open source. It is also possible for competitors to develop their own solutions using open source software, potentially reducing the demand for, and putting price pressure on, our solutions.

•	The licenses under which we license certain types of open source software may require that, if we modify the open source software we receive, we are required to make such modified software and other related proprietary software of ours publically available without cost and on the same terms. Accordingly, we monitor our use of open source software in an effort to avoid subjecting our proprietary software to such conditions and others we do not intend. Although we believe that we have complied with our obligations under the various applicable licenses for open source software that we use, our processes used to monitor how open source software is used could be subject to error. In addition, there is little or no legal precedent governing the interpretation of terms in most of these licenses. Therefore, any improper usage of open source could result in unanticipated obligations regarding our solutions and technologies, which could have an adverse impact on our intellectual property rights and our ability to derive revenue from solutions incorporating the open source software.

•	If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur legal expenses defending against such allegations, or engineering expenses in developing a substitute solution.

If we are unable to successfully address the challenges of integrating offerings based upon open source technology into our business, our business and operating results may be adversely affected and our development costs may increase.

Our failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new solutions could reduce our ability to compete and could harm our business.

We expect that our existing cash and cash equivalents, short-term investments and the amounts available for us to borrow under our credit facility, together with the net proceeds that we receive in this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, need to raise additional funds in the future, and we may not be able to obtain those funds on favorable terms, or at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness. We may also be required to take other actions, any of which could harm our business and operating results. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

Adverse economic conditions or reduced datacenter spending may adversely impact our revenues and profitability.

Our operations and performance depend in part on worldwide economic conditions and the impact these conditions have on levels of spending on enterprise computing technology. Our business depends on the overall demand for enterprise computing infrastructure and on the economic health and general willingness of our current and prospective end-customers to purchase our solutions. Weak economic conditions, or a reduction in enterprise computing spending, would likely adversely affect our business, operating results and financial condition in a number of ways, including by reducing sales, lengthening sales cycles and lowering prices for our solutions.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the             . We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the Securities and Exchange Commission, or SEC, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our common stock.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipate that we will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the             .

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. To comply with the requirements of being a public company, we will need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results and could cause a decline in the price of our common stock.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.

Our sales contracts are denominated in U.S. dollars, and therefore, substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our solutions to our end-customers outside of the United States, which could adversely affect our financial condition and operating results. In addition, an increasing portion of our operating expenses is incurred outside the United States, is denominated in foreign currencies such as the Euro, the Pound Sterling, the Indian Rupee, the Canadian Dollar and the Australian Dollar, and is subject to fluctuations due to changes in foreign currency exchange rates. If we become more exposed to currency fluctuations and are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our operating results.

We do not collect sales and use, value added or similar taxes in all jurisdictions in which we have sales, and we have been advised that such taxes are not applicable to our products and services in certain jurisdictions. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, to us or our end-customers for the past amounts, and we may be required to collect such taxes in the future. If we are unsuccessful in collecting such taxes from our end-customers, we could be held liable for such costs, which may adversely affect our operating results.

Our international operations may subject us to potential adverse tax consequences.

We are expanding our international operations and staff to better support our growth into the international markets. Our corporate structure and associated transfer pricing policies contemplate the business flows and future growth into the international markets, and consider the functions, risks and assets of the various entities involved in the intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to the intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and interruptions by man-made problems, such as network security breaches, computer viruses or terrorism.

A significant natural disaster, such as an earthquake, fire, flood or significant power outage could have an adverse impact on our business and operating results. Despite the implementation of network security measures, our networks also may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our solutions. Both our corporate headquarters and our sole contact manufacturer are located in the San Francisco Bay Area, a region known for seismic activity. In addition, natural disasters, acts of terrorism or war could cause disruptions in our or our end-customers’ or channel partners’ businesses, our suppliers’ and manufacturers’ operations or the economy as a whole. We also rely on IT systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, could adversely affect our business. We do not have a formal disaster recovery plan or policy in place and do not currently require that our manufacturing partners have such plans or policies in place. To the extent that any such disruptions result in delays or cancellations of orders or impede our suppliers’ or our manufacturers’ ability to timely deliver our solutions and product components, or the deployment of our solutions, our business, operating results and financial condition would be adversely affected. We do maintain what we believe are commercially reasonable levels of business interruption insurance. However, such insurance may not adequately cover our losses in the event of a significant disruption in our business.

If our networks, computer systems or software solutions are breached or unauthorized access to customer data otherwise occurs, our enterprise and our solutions may be perceived as insecure, we may lose existing end-customers or fail to attract new end-customers, our reputation may be damaged and we may incur significant liabilities.

We store, transmit and process our end-customers’ data. If any unauthorized access to or security breaches of our solutions occurs, or is believed to have occurred, such an event or perceived event could result in the loss of data, loss of intellectual property or trade secrets, loss of business, severe reputational or brand damage adversely affecting end-customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, and penalties for violation of privacy, data protection and other applicable laws, regulations or contractual obligations. We may also be subject to significant costs for remediation that may include liability for stolen assets or information and repair of system damage that may have been caused or incentives offered to end-customers or other business partners in an effort to maintain business relationships after a breach and other liabilities. Additionally, any such event or perceived event could impact our reputation, harm customer confidence, hurt our sales and expansion into new markets or cause us to lose existing end-customers. We could be required to expend significant capital and other resources to alleviate problems caused by such actual or perceived breaches and to remediate our systems, we could be exposed to a risk of loss, litigation or regulatory action and possible liability, and our ability to operate our business may be impaired. Additionally, actual, potential or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Additionally, we depend upon our employees to appropriately handle confidential data and deploy our IT resources in a safe and secure fashion that does not expose our network systems, or those of our end-customers, to security breaches and the loss of data. Accordingly, if our cybersecurity systems and measures or those of our contractors, partners and vendors fail to protect against unauthorized access, sophisticated cyberattacks and the mishandling of data by our employees, contractors, partners or vendors, our business and prospects could be adversely affected. We could lose or suffer the exposure of sensitive data regarding our business, including intellectual property or other proprietary data, or personally identifiable information of our end-customers, employees and business partners; encounter disruptions in our communications systems that impair our ability to conduct our business operations; and experience degradation in our ability to process customer orders or deliver solutions, affecting our distribution channels and delaying our revenue recognition. Likewise, security vulnerabilities could be exploited or introduced into our solutions, thereby damaging the reputation and perceived reliability and security of our products and services and potentially making the data systems of our end-customers vulnerable to further data loss and cyber incidents.

In addition, if the security measures of our end-customers are compromised, even without any actual compromise of our own systems or of our solutions used by such end-customers, we may face negative publicity or reputational harm if our end-customers or anyone else incorrectly attributes the blame for such security breaches to us or our solutions. If end-customers believe that our solutions do not provide adequate security for the storage of personal or other sensitive or proprietary information or the transmission of such information over the internet, our business will be harmed. End-customers’ concerns about security or privacy may deter them from using our solutions for activities that involve personal or other sensitive information, which may significantly affect our business and operating results.

Because the techniques used and vulnerabilities exploited to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or vulnerabilities or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period.

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could adversely affect our business and operating results. Compliance with such laws could also impair our efforts to maintain and expand our end-customer base, and thereby decrease our revenue.

Personal privacy, data protection and information security are significant issues in the United States and the other jurisdictions where we offer our solutions. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission, or FTC, and various state, local and foreign bodies and agencies.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal information of individuals, including end-customers and employees. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws to the online collection, use and dissemination of data. Additionally, many foreign countries and governmental bodies, including in Australia, the European Union, India, Japan and numerous other jurisdictions in which we operate or conduct our business, have laws and regulations concerning the collection and use of personally identifiable information obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. Such laws and regulations may require companies to implement privacy and security policies, permit end-customers to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personally identifiable information for certain purposes. In addition, a foreign government could require that any personally identifiable information collected in a country not be disseminated outside of that country, and we are not currently equipped to comply with such a requirement. We also may find it necessary or desirable to join industry or other self-regulatory bodies or other information security- or data protection-related organizations that require compliance with their rules pertaining to information security and data protection. We also may be bound by additional, more stringent contractual obligations relating to our collection, use and disclosure of personal, financial and other data.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Additionally, we expect that existing laws, regulations and standards may be interpreted in new manners in the future. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could impair our or our end-customers’ ability to collect, use or disclose information relating to individuals, which could decrease demand for our solutions, require us to restrict our business operations, increase our costs and impair our ability to maintain and grow our end-customer base and increase our revenue.

Although we are working to comply with those federal, state and foreign laws and regulations, industry standards, contractual obligations and other legal obligations that apply to us, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another, other requirements or legal obligations, our practices or the features of our solutions. As such, we cannot assure ongoing compliance with all such laws or regulations, industry standards, contractual objections and other legal obligations. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personally identifiable information or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our end-customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business and operating results.

We are dependent on the continued availability of the Internet and third-party computer and communications systems.

Our ability to provide services and solutions to our end-customers depends on our ability to communicate with our end-customers through the public Internet and electronic networks that are owned and operated by third parties. In addition, in order to provide customer service and sales on-demand and promptly, our computer equipment and network servers must be functional 24 hours per day, which requires access to telecommunications facilities managed by third parties and the availability of electricity, which we do not control. A severe disruption of one or more of these networks, including as a result of utility or third-party system interruptions, could impair our ability to process information, which could impede our ability to provide services to our end-customers, harm our reputation, result in a loss of end-customers and adversely affect our business and operating results.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to the expected growth in the market for virtual computing platform products may prove to be inaccurate. Even if these markets experience the forecasted growth described in this prospectus, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Our estimates of end-customer cost savings may not be indicative of the actual benefits that end-customers experience in the future.

We have based our estimates of the cost savings that end-customers may experience based on our estimates of cost savings. These estimates are based on our internal models, which are based on a variety of assumptions, including publicly-available industry data, our estimates of spending on IT and our industry experience. These assumptions may turn out to be incorrect, may not reflect the specific circumstances faced by an end-customer or could change over time due to a variety of factors, including: our assumptions regarding the costs of third-party equipment, software licenses, services, support offerings and IT administration may change over time, may not accurately reflect current market trends or may not accurately reflect the actual costs faced by our end-customers; the prices of our solutions may change; technological changes could render the need for some equipment obsolete; and competitors may offer more favorable pricing or bundle some components together with other products, reducing the cost of the infrastructures or solutions against which we have made our comparisons. As a result, end-customers may not experience these estimated cost savings, and the failure of many of them to do so could harm our brand or our future sales, which could harm our business.

We may further expand through acquisitions of, or investments in, other companies, each of which may divert our management’s attention, resulting in additional dilution to our stockholders and consumption of resources that are necessary to sustain and grow our business.

Our business strategy may, from time to time, include acquiring other complementary products, technologies or businesses. We also may enter into relationships with other businesses in order to expand our solutions, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may be subject to third-party approvals, such as government regulatory approvals, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close.

These kinds of acquisitions or investments may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired business choose not to work for us. We may have difficulty retaining the customers of any acquired business or the acquired technologies or research and development expectations may prove unsuccessful. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for development of our business. Any acquisition or investment could expose us to unknown liabilities. Moreover, we cannot assure you that the anticipated benefits of any acquisition or investment would be realized or that we would not be exposed to unknown liabilities. In connection with these types of transactions, we may issue additional equity securities that would dilute our stockholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur large charges or substantial liabilities, encounter difficulties integrating diverse business cultures, and become subject to adverse tax consequences, substantial depreciation or deferred compensation charges. These challenges related to acquisitions or investments could adversely affect our business, operating results, financial condition and prospects.

Regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our platforms.

As a public company, we will be subject to the requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to diligence, disclose and report whether our solutions contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our appliances. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to conducting diligence procedures to determine the sources of conflict minerals that may be used in or necessary to the production of our appliances and, if applicable, potential changes to appliances, processes or sources of supply as a consequence of such verification activities. It is also possible that we may face reputational harm if we determine that certain of our appliances contain minerals not determined to be conflict-free or if we are unable to alter our appliances, processes or sources of supply to avoid use of such materials.

Financing agreements to which we are party or may become party may contain operating and financial covenants that restrict our business and financing activities.

Our credit facility with Comerica Bank is collateralized by substantially all of our assets, other than our intellectual property, and contains operating and financial restrictions and covenants, including restrictions on the disposing of assets, undergoing a change in control, merging or consolidating, entering into certain affiliate transactions, making acquisitions, granting liens, incurring debt, paying dividends, repurchasing stock and making investments, in each case subject to certain exceptions. The Comerica Bank loan agreement also requires us to maintain a minimum level of liquidity, which is a ratio of our unrestricted cash plus eligible accounts to our outstanding obligations to Comerica Bank. The Comerica Bank credit facility expires in November 2015. The restrictions and covenants in the Comerica Bank credit facility, as well as those contained in any future debt financing agreements that we may enter into, may restrict our ability to finance our operations and engage in, expand or otherwise pursue our business activities and strategies. Our ability to comply with these covenants and restrictions may be affected by events beyond our control, and breaches of these covenants and restrictions could result in a default under the loan agreement and any future financing agreements that we may enter into.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile, and you could lose all or part of your investment.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between us, the selling stockholders and the underwriters. The market price of our common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. The market price of our common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock, since you might not be able to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of high technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	the expiration of market stand-off or contractual lock-up agreements and sales of shares of our common stock by us or our stockholders;

•	failure of financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;

•	public analyst or investor reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes or fluctuations in our operating results;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or our solutions, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any major changes in our management or our board of directors;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular company’s securities, securities class action litigation has often been instituted against that company. Securities litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, operating results and financial condition.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, particularly sales by our directors, executive officers and significant stockholders, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of April 30, 2015, upon completion of this offering, we will have              shares of common stock outstanding, assuming no exercise of our outstanding stock options or warrants or settlement of RSUs after April 30, 2015.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described in the section titled “Underwriting,” we, all of our directors and executive officers and holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, are subject to market stand-off agreements or have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of each of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC on behalf of the underwriters, for a period of 180 days from the date of this prospectus. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, following this offering, holders of up to                  shares of our common stock, based on shares outstanding as of April 30, 2015, will be entitled to rights with respect to registration of these shares under the Securities Act pursuant to our Amended and Restated Investors’ Rights Agreement, or the Investors’ Rights Agreement. If these holders of our common stock, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We may also issue our shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

Our directors, executive officers and significant stockholders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors, executive officers and holders of more than 5% of our capital stock, together with their affiliates, will beneficially own, in the aggregate, approximately     % of our outstanding common stock, based on shares outstanding as of June 30, 2015. As a result, these stockholders, if acting together, will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock. For information regarding the ownership of our outstanding stock by our directors, executive officers and significant stockholders and their affiliates, see “Principal and Selling Stockholders.”

An active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market or active private market for our common stock. We have applied to list our common stock on the                     , however, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock will be determined by negotiations between us, the selling stockholders and the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business and prospects.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

The principal purposes of this offering are to raise additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently intend to use a significant portion of the net proceeds from this offering for general corporate purposes, including for any of the purposes described in “Use of Proceeds.” However, we do not currently have any specific or preliminary plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. We could spend the proceeds from this offering in ways that our stockholders may not agree with or that do not yield a favorable return. You will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting and corporate governance requirements of the Exchange Act, the listing requirements of the              and other applicable securities rules and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Act. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition, results of operations and prospects. Although we have already hired additional employees to help comply with these requirements, we may need to further expand our legal and finance departments in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business and prospects may be harmed. As a result of disclosure of information in the filings required of a public company and in this prospectus, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, results of operations and prospects could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition, results of operations and prospects.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and compensation committee.

In addition, as a result of our disclosure obligations as a public company, we will have reduced strategic flexibility and will be under pressure to focus on short-term results, which may adversely affect our ability to achieve long-term profitability.

If financial or industry analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issue an inaccurate or unfavorable opinion regarding our stock price, our stock price would likely decline. In addition, the stock prices of many companies in the high technology industry have declined significantly after those companies have failed to meet, or often times significantly exceeded, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet (or significantly exceed) our announced guidance or the expectations of analysts or public investors, analysts could downgrade our common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering, based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $         per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of April 30, 2015, after giving effect to the issuance of shares of our common stock in this offering and assuming an initial public offering price of $         per share, the midpoint of the range on the cover of this prospectus. Furthermore, if the underwriters exercise their option to purchase additional shares, if outstanding options and warrants are exercised, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our common stock, you could experience further dilution. See “Dilution” for more information.

Certain provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove members of our board of directors or current management and may adversely affect the market price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our president, our secretary or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	the requirement for the affirmative vote of holders of at least 66 2⁄3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws, which may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•	the ability of our board of directors, by majority vote, to amend our amended and restated bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend our amended and restated bylaws to facilitate an unsolicited takeover attempt; and

•	advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

We believe our long-term value as a company will be greater if we focus on growth, which may negatively impact our profitability in the near term.

Part of our business strategy is to primarily focus on our long-term growth. As a result, our profitability may be lower in the near term than it would be if our strategy was to maximize short-term profitability. Expenditures on expanding our research and development efforts, sales and market efforts, infrastructure and other such investments may not ultimately grow our business or cause long-term profitability. If we are ultimately unable to achieve profitability at the level anticipated by analysts and our stockholders, our stock price may decline.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on our ability to pay dividends or make distributions under the terms of our loan and security agreement. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our expectations regarding our total revenue, cost of revenue, gross profit or gross margin, operating expenses including changes in research and development, sales and marketing and general and administrative expenses and our ability to achieve, and maintain, future profitability;

•	our business plan and our ability to effectively manage our growth;

•	anticipated trends, growth rates and challenges in our business and in the markets in which we operate;

•	market acceptance of new technology and recently introduced solutions;

•	beliefs and objectives for future operations;

•	our ability to increase sales of our solutions;

•	our ability to attract and retain end-customers;

•	our ability to further penetrate our existing end-customer base;

•	maintaining and expanding our end-customer base and our relationships with our channel partners;

•	our ability to timely and effectively scale and adapt our existing solutions;

•	our ability to develop new solutions and bring them to market in a timely manner and make enhancements to our existing solutions;

•	the effects of seasonal trends on our results of operations;

•	our expectations concerning relationships with third parties;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to continue to expand internationally;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	sufficiency of cash to meet cash needs for at least the next 12 months;

•	future acquisitions or investments in complementary companies, products, services or technologies;

•	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	economic and industry trends, projected growth or trend analysis;

•	the attraction and retention of qualified employees and key personnel;

•	the estimates and estimate methodologies used in preparing our consolidated financial statements and determining option exercise prices; and

•	the future market prices of our common stock.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including Gartner, Inc., or Gartner, and International Data Corporation, or IDC, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our solutions. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Estimates of third parties, particularly as they relate to projections, involve numerous assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner Reports described herein represents data, research opinion or viewpoints published as part of a syndicated subscription service, by Gartner, and are not representations of fact. The Gartner Reports speak as of their original publication dates (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice. In certain instances where the Gartner Reports are identified as the sources of market and industry data contained in this prospectus, the applicable report is identified by superscript notations. The sources of these data are provided below:

(1)	The Long-Term Impact of Web-Scale IT Will be Dramatic, August 20, 2013.

(2)	Forecast Enterprise Software Markets Worldwide 2012-2019 2Q15 Update, June 11, 2015.

(3)	Forecast Analysis Servers Worldwide 4Q14 Update, March 25, 2015.

(4)	Forecast Public Cloud Services Worldwide 2013 2019 1Q15 Update, March 31, 2015.

The IDC Reports described herein represents data, research opinion or viewpoints published as part of a syndicated subscription service, by IDC, and are not representations of fact. The IDC Reports speak as of their original publication dates (and not as of the date of this prospectus) and the opinions expressed in the IDC Reports are subject to change without notice. The IDC Reports consist of:

•	Worldwide Enterprise Storage Systems 2015-2019 Forecast, May 2015, document number 256302.

•	Worldwide Hyperconverged Systems 2015-2019 Forecast, April 2015, document number 255614.

•	Worldwide System Management Software 2015-2019 Forecast, March 2015, document number 254756.

•	Dell’s Versatile PowerEdge Server Portfolio Accelerates Workloads and Innovates Server Management, September 2014, document number 250370.

•	Worldwide Clouds System Management Software 2014-2018 Forecast Update: Open Source Accelerates Market Growth, September 2014, document number 251442.

•	Storage for Virtual Environments Survey, April 2014, document number 248298.

•	IDC MarketScape Worldwide Hyperconverged Systems 2014 Vendor Assessment, December 2014, document number 253267.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of              shares of common stock in this offering will be approximately $         million, or $         million if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $         per share, the midpoint of the range on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as reflected on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our stock and thereby enable access to the public equity markets for our employees and stockholders, to obtain additional capital and to increase our visibility in the marketplace. We currently intend to use the net proceeds we receive from this offering primarily for capital expenditures, and for general corporate purposes, including working capital, sales and marketing activities, research and development and general and administrative matters, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. In addition, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, products or businesses that complement our business, although we have no present commitments or agreements to enter into any material acquisitions or investments. We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on our ability to pay dividends or make distributions under the terms of our loan and security agreement. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of April 30, 2015, on:

•	an actual basis;

•	a pro forma basis, giving effect to: (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of April 30, 2015 into 76,319,511 shares of our common stock, (ii) the related reclassification of the preferred stock warrant liability to additional paid-in capital and (iii) the effectiveness of our amended and restated certificate of incorporation as of immediately prior to the completion of this offering; and

•	a pro forma as adjusted basis, giving effect to the pro forma adjustments noted above and the sale of shares of our common stock by us in this offering, based on an assumed initial public offering price of $ per share, the midpoint of the range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of April 30, 2015
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(In thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$162,412	$162,412	$

Preferred stock warrant liability	$9,550	$—	$
Convertible preferred stock, $0.000025 par value per share: 78,263,309 shares authorized, 76,319,511 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	310,379	—
Stockholders’ (deficit) equity:
Preferred stock, $0.000025 par value per share: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.000025 par value per share: 165,000,000 shares authorized, 44,335,874 shares issued and outstanding, actual; shares authorized, 120,655,385 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1	3
Additional paid-in capital	32,046	351,973
Accumulated other comprehensive income	12	12
Accumulated deficit	(236,249)	(236,249)

Total stockholders’ (deficit) equity	(204,190)	115,739

Total capitalization	$115,739	$115,739	$

(1)	The pro forma as adjusted information is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range on the cover of this prospectus, would increase (decrease) our pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The number of shares of our common stock to be outstanding after this offering is based on 120,655,385 shares of our common stock outstanding as of April 30, 2015 and excludes:

•	28,235,060 shares of common stock issuable upon the exercise of stock options outstanding under our 2010 Plan and 2011 Plan as of April 30, 2015, with a weighted-average exercise price of $3.92 per share;

•	4,117,218 shares of common stock issuable upon the vesting of RSUs outstanding under our 2010 Plan as of April 30, 2015;

•	824,094 shares of common stock issuable upon the exercise of warrants outstanding as of April 30, 2015, with a weighted-average exercise price of $0.70 per share;

•	652,313 shares of common stock issuable upon the exercise of stock options granted under our 2010 Plan after April 30, 2015, with a weighted-average exercise price of $12.02 per share;

•	199,750 shares of common stock issuable upon the vesting of RSUs granted under our 2010 Plan after April 30, 2015; and

•	shares of common stock reserved for future issuance under our equity compensation plans as of April 30, 2015, consisting of (i) shares of common stock reserved for future issuance under our 2010 Plan and 2011 Plan but unissued, as of immediately prior to the completion of this offering, which shares will be added to the shares reserved under the 2015 Plan which will become effective on the date immediately prior to the date of this prospectus (which reserve does not reflect the options to purchase shares of our common stock and RSUs granted after April 30, 2015), (ii) shares of our common stock initially reserved for future issuance under our 2015 Plan, which will become effective on the date immediately prior to the date of this prospectus, (iii) shares that may be added to the 2015 Plan upon the expiration, termination, forfeiture or other reacquisition of any shares of common stock issuable upon the exercise or settlement of stock awards outstanding under the 2010 Plan and 2011 Plan, and (iv) shares of our common stock initially reserved for issuance under our ESPP, which will become effective on the date adopted by our board of directors. Our 2015 Plan and ESPP also provide for automatic annual increases in the number of shares reserved under such plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

As of April 30, 2015, our pro forma net tangible book value was $115.7 million, or $0.96 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of April 30, 2015, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 76,319,511 shares of our common stock and the related reclassification of the preferred stock warrant liability to additional paid-in capital.

After giving effect to our sale in this offering of                 shares of our common stock, at an assumed initial public offering price of $         per share, the midpoint of the range on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of April 30, 2015, as adjusted to give effect to this offering, would have been approximately $         million, or $         per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of April 30, 2015	$0.96
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma net tangible book value, as adjusted to give effect to this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the range on the cover of this prospectus, would increase (decrease) our pro forma net tangible book value by $         per share, the increase (decrease) attributable to this offering by $         per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Each 1.0 million increase (decrease) in the number of shares offered by us as set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value, as adjusted to give effect to this offering, by $         per share, the increase (decrease) attributable to this offering by $         per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $         per share, assuming that the assumed initial public offering price of $         per share, the midpoint of the range on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering would be $         per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $         per share.

The following table summarizes, on a pro forma basis as of April 30, 2015 after giving effect to the sale of shares of common stock by us in this offering, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid or to be paid to us at an assumed offering price of $         per share, the midpoint of the range on the cover of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
	(Dollars in thousands)
Existing stockholders	120,655,385		%		$331,175		%	$2.74
New public investors

Total		100.0%		$		100.0%

The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the range on the cover of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to             , or approximately     % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to             , or approximately     % of the total shares of common stock outstanding after this offering.

To the extent that any outstanding options or warrants are exercised or RSUs settle, investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. After giving effect to the sale of shares in the offering by us and the selling stockholders, if the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on 120,655,385 shares of our common stock outstanding as of April 30, 2015 and excludes:

•	28,235,060 shares of common stock issuable upon the exercise of stock options outstanding under our 2010 Plan and 2011 Plan as of April 30, 2015, with a weighted-average exercise price of $3.92 per share;

•	4,117,218 shares of common stock issuable upon the vesting of RSUs outstanding under our 2010 Plan as of April 30, 2015;

•	824,094 shares of common stock issuable upon the exercise of warrants outstanding as of April 30, 2015, with a weighted-average exercise price of $0.70 per share;

•	652,313 shares of common stock issuable upon the exercise of stock options granted under our 2010 Plan after April 30, 2015, with a weighted-average exercise price of $12.02 per share;

•	199,750 shares of common stock issuable upon the vesting of RSUs granted under our 2010 Plan after April 30, 2015; and

•	shares of common stock reserved for future issuance under our equity compensation plans as of April 30, 2015, consisting of (i) shares of common stock reserved for future issuance under our 2010 Plan and 2011 Plan but unissued, as of immediately prior to the completion of this offering, which shares will be added to the shares reserved under the 2015 Plan which will become effective on the date immediately prior to the date of this prospectus (which reserve does not reflect the options to purchase shares of our common stock and RSUs granted after April 30, 2015), (ii) shares of our common stock initially reserved for future issuance under our 2015 Plan, which will become effective on the date immediately prior to the date of this prospectus, (iii) shares that may be added to the 2015 Plan upon the expiration, termination, forfeiture or other reacquisition of any shares of common stock issuable upon the exercise or settlement of stock awards outstanding under the 2010 Plan and 2011 Plan, and (iv) shares of our common stock initially reserved for issuance under our ESPP, which will become effective on the date adopted by our board of directors. Our 2015 Plan and ESPP also provide for automatic annual increases in the number of shares reserved under such plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for fiscal 2013 and fiscal 2014 and the selected consolidated balance sheet data as of July 31, 2013 and July 31, 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for fiscal 2012 and the selected consolidated balance sheet data as of July 31, 2012 from our unaudited consolidated financial statements that are not included in this prospectus. We derived the selected consolidated statements of operations data for the nine months ended April 30, 2014 and 2015, and the selected consolidated balance sheet data as of April 30, 2015 from the unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of the financial information set forth in those statements. Our historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and our interim results are not necessarily indicative of results that should be expected for a full year or any other period.

	Fiscal Year Ended July 31			Nine Months Ended April 30
	2012	2013	2014	2014	2015
	(In thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Product	$6,367	$28,138	$113,562	$79,459	$140,838
Support and other services	219	2,395	13,565	8,577	26,509

Total revenue	6,586	30,533	127,127	88,036	167,347

Cost of revenue:
Product(1)	4,210	24,171	52,417	38,137	56,627
Support and other services(1)	577	2,433	8,495	5,432	13,998

Total cost of revenue	4,787	26,604	60,912	43,569	70,625

Gross profit	1,799	3,929	66,215	44,467	96,722

Operating expenses:
Sales and marketing(1)	6,349	27,200	93,001	62,084	113,067
Research and development(1)	6,715	16,496	38,037	25,024	50,826
General and administrative(1)	2,106	4,833	13,496	9,116	17,072

Total operating expenses	15,170	48,529	144,534	96,224	180,965

Loss from operations	(13,371)	(44,600)	(78,319)	(51,757)	(84,243)
Other expense—net	(586)	(54)	(5,076)	(2,512)	(3,631)

Loss before provision for income taxes	(13,957)	(44,654)	(83,395)	(54,269)	(87,874)
Provision for income taxes	5	80	608	304	1,068

Net loss	$(13,962)	$(44,734)	$(84,003)	$(54,573)	$(88,942)

Net loss per share attributable to common stockholders—basic and diluted(2)	$(0.43)	$(1.36)	$(2.30)	$(1.52)	$(2.22)

Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted(2)	32,429,532	32,866,059	36,520,107	35,974,891	40,072,814

Pro forma net loss per share attributable to common stockholders—basic and diluted(2)			$(0.82)		$(0.74)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders—basic and diluted(2)			96,808,971		115,340,987

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended July 31			Nine Months Ended April 30
	2012	2013	2014	2014	2015
	(In thousands)
Cost of revenue:
Product	$23	$61	$124	$58	$254
Support and other services	11	40	194	116	496

Total cost of revenue	34	101	318	174	750

Sales and marketing	94	611	2,150	1,234	4,406
Research and development	573	3,835	2,243	1,400	3,813
General and administrative	141	443	1,149	581	2,914

Total stock-based compensation expense	$842	$4,990	$5,860	$3,389	$11,883

(2)	For an explanation of the calculations of our basic and diluted net loss per share attributable to common stockholders, basic and diluted, and our pro forma net loss per share attributable to common stockholders, basic and diluted, see note 11 of the notes to consolidated financial statements included elsewhere in this prospectus.

	As of July 31			As of April 30 2015
	2012	2013	2014
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$19,428	$18,047	$57,485	$162,412
Total assets	26,918	44,340	118,964	240,535
Deferred revenue	791	12,530	36,477	83,013
Preferred stock warrant liability	1,025	1,110	5,507	9,550
Convertible preferred stock	38,472	71,368	172,075	310,379
Total stockholders’ deficit	(17,385)	(55,885)	(130,775)	(204,190)

Key Financial and Operational Metrics

We monitor the following key financial and operational metrics:

	As of or for the Fiscal Year Ended July 31			As of or for the Nine Months Ended April 30
	2012	2013	2014	2014	2015
	(Dollars in thousands)
Total revenue	$6,586	$30,533	$127,127	$88,036	$167,347
Year-over-year percentage increase	—	364%	316%	—	90%
Billings(1)	$7,377	$42,272	$151,074	$103,247	$213,883
Adjusted gross margin percentage(1)	28%	13%	52%	51%	58%
Total deferred revenue(2)	$791	$12,530	$36,477	$27,741	$83,013
Net cash used in operating activities	$(15,468)	$(29,110)	$(45,707)	$(28,837)	$(20,327)
Free cash flow(1)	$(16,928)	$(38,449)	$(64,739)	$(41,433)	$(36,440)
Total end-customers	38	211	782	583	1,412

(1)	See “—Non-GAAP Financial Measures” below for more information on the uses and limitations of our non-GAAP financial measures and a reconciliation of billings, adjusted gross margin percentage and free cash flow to the most directly comparable financial measures calculated and presented in accordance with GAAP.
(2)	The majority of our deferred revenue consists of the unrecognized portion of revenue from sales of our support and software maintenance agreements.

Non-GAAP Financial Measures

We regularly monitor billings, adjusted gross margin percentage and free cash flow, which are non-GAAP financial measures, to help us evaluate our growth and operational efficiencies, measure our performance and identify trends in our sales activity, and establish our budgets. We evaluate these key performance measures because they:

•	are used by our management and board of directors to understand and evaluate our performance and trends as well as provide a useful measure for period-to period comparisons of our core business;

•	are widely used by investors and other parties in understanding and evaluating companies in our industry as a measure of financial performance; and

•	are used by management to prepare and approve our annual budget and to develop short-term and long-term operational and compensation plans, as well as to assess the extent of achievement of goals.

Billings, adjusted gross margin percentage and free cash flow have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Billings, adjusted gross margin percentage and free cash flow are not substitutes for total revenue, gross profit or cash used in operating activities, respectively. In addition, other companies, including companies in our industry, may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. We urge you to review the reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate our business.

Billings

We calculate billings by adding the change in deferred revenue between the start and end of the period to total revenue recognized in the same period.

Adjusted Gross Margin Percentage

We calculate adjusted gross margin percentage as adjusted gross profit divided by total revenue. We define adjusted gross profit as our gross profit adjusted to exclude stock-based compensation. Our presentation of adjusted gross margin percentage should not be construed as implying that our future results will not be affected by any recurring expenses or any unusual or non-recurring items that we exclude from our calculation of this non-GAAP financial measure.

Free Cash Flow

We calculate free cash flow as net cash used in operating activities plus purchases of property and equipment, which measures our ability to generate cash from our business operations after our capital expenditures.

Reconciliation of Non-GAAP Financial Measures

The following table presents a reconciliation of billings, adjusted gross margin percentage and free cash flow to the most directly comparable GAAP financial measures, for each of the periods indicated:

	Fiscal Year Ended July 31			Nine Months Ended April 30
	2012	2013	2014	2014	2015
	(In thousands, except percentages)
Total revenue	$6,586	$30,533	$127,127	$88,036	$167,347
Change in deferred revenue	791	11,739	23,947	15,211	46,536

Billings (non-GAAP)	$7,377	$42,272	$151,074	$103,247	$213,883

Gross profit	$1,799	$3,929	$66,215	$44,467	$96,722
Stock-based compensation	34	101	318	174	750

Adjusted gross profit (non-GAAP)	$1,833	$4,030	$66,533	$44,641	$97,472

Adjusted gross margin percentage (non-GAAP)	28%	13%	52%	51%	58%

Net cash used in operating activities	$(15,468)	$(29,110)	$(45,707)	$(28,837)	$(20,327)
Purchases of property and equipment	(1,460)	(9,339)	(19,032)	(12,596)	(16,113)

Free cash flow (non-GAAP)	$(16,928)	$(38,449)	$(64,739)	$(41,433)	$(36,440)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. The last day of our fiscal year is July 31. Our fiscal quarters end on October 31, January 31, April 30, and July 31. Fiscal 2015, our current fiscal year, will end on July 31, 2015. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We provide a leading next-generation enterprise computing platform that converges traditional silos of server, virtualization and storage into one integrated solution. Our software-driven platform delivers the agility, scalability and pay-as-you-grow economics of the public cloud, while addressing enterprise requirements of application mobility, security, data integrity and control. We have recently announced an expansion of our capabilities to provide our customers with the flexibility to selectively utilize the public cloud for suitable workloads and specific use cases by enabling seamless application mobility across private and public clouds. We have combined advanced web-scale technologies with elegant consumer-grade design to deliver a powerful computing platform that elevates IT organizations to focus on the applications and services that power their businesses. Our invisible infrastructure provides constant availability and low-touch management, enables application mobility across computing environments and reduces inefficiencies in IT planning.

We were founded in September 2009 and in October 2011 began selling the initial version of the Nutanix Operating System, which pioneered hyperconverged infrastructure by providing block storage for virtualized environments on VMware. In 2012, we released a new version of our software which included support for file storage, high availability and enhanced security. In 2013, we released several versions of our software, which added our intuitive Prism interface, built-in disaster recovery, deduplication, compression, and additional hypervisor support for Hyper-V and KVM. In 2014, we added enhanced resiliency, One-click Upgrade, Cloud Connect backup to Amazon Web Services, or AWS, and Cluster Health Analytics. In 2015, we rebranded the Nutanix Operating System as Acropolis and introduced the Acropolis Distributed Storage Fabric, Acropolis Mobility Fabric and Acropolis Hypervisor.

Our solution, the Xtreme Computing Platform, or XCP, can be delivered either as an appliance that is configured to order or as software only. When end-customers purchase our platform, they typically also purchase one or more years of support and maintenance in order to receive software upgrades, bug fixes and parts replacement. Product revenue is generated primarily from the sales of XCP, and is generally recognized upon shipment. Support and other services revenue is derived from the related support and maintenance contracts, and is recognized over the term of the support contracts.

We had a broad and diverse base of over 1,400 end-customers as of April 30, 2015, including over 140 Global 2000 enterprises. Since shipping our first product in fiscal 2012, our end-customer base has grown rapidly. The number of end-customers has grown from 211 as of July 31, 2013 to 782 as of July 31, 2014 to 1,412 as of April 30, 2015. Our platform is primarily sold through channel partners, including distributors and resellers, and delivered directly to our end-customers. A major part of our sales and marketing investment is to educate our end-customers about the benefits of XCP, particularly as we continue to pursue large enterprises and mission critical workloads. Our solutions serve a broad range of workloads, including enterprise applications, databases, virtual desktop infrastructure, or VDI, unified communications and big data. We have end-customers across a broad range of industries, such as automotive, consumer goods, education, energy, financial services, healthcare, manufacturing, media, public sector, retail, technology and telecommunications. We also sell to service providers, who utilize our platform to provide a variety of cloud-based services to their customers.

We have invested heavily in the growth of our business, including the development of our solutions and build-out of our global sales force. The number of our full-time employees increased from 247 as of July 31, 2013 to 617 as of July 31, 2014 to 1,017 as of April 30, 2015. We have recruited an engineering team focused on distributed systems and IT infrastructure technologies at our San Jose, California headquarters and at our research and development centers in Bangalore, India, Durham, North Carolina and Seattle, Washington. We have also expanded our international sales and marketing presence by continuing to build out our global teams. We intend to continue to invest in our global engineering team to enhance the functionality of our platform, introduce new products and features and build upon our technology leadership. We also intend to continue to expand our global sales and marketing teams. While we believe that these investments will contribute to our long-term growth, they may adversely affect our profitability in the near term. See also the section titled “—Factors Affecting Our Performance” below.

We have experienced significant growth in recent periods, with total revenue of $30.5 million and $127.1 million for fiscal 2013 and fiscal 2014, respectively, representing year-over-year growth of 316%. We have continued to make significant investments as we scale our business, including in developing and improving our platform, expanding our sales and marketing capabilities and global coverage, and in expanding our general and administrative resources to support our growth. As a result, we had net losses of $44.7 million and $84.0 million for fiscal 2013 and fiscal 2014, respectively. Net cash used in operating activities was $29.1 million and $45.7 million for fiscal 2013 and fiscal 2014, respectively. For the nine months ended April 30, 2014 and 2015, our total revenue was $88.0 million and $167.3 million, respectively, representing year-over-year growth of 90%. As we continued to make investments, we had net losses of $54.6 million and $88.9 million for the nine months ended April 30, 2014 and 2015, respectively. For the nine months ended April 30, 2014 and 2015, net cash used in operating activities was $28.8 million and $20.3 million, respectively. As of April 30, 2015, we had an accumulated deficit of $236.2 million.

Factors Affecting Our Performance

We believe that our future success will depend on many factors, including those described below. While these areas present significant opportunity, they also present risks that we must manage to achieve successful results. See the section titled “Risk Factors.” If we are unable to address these challenges, our business and operating results could be adversely affected.

Investment in Growth

We plan to continue to invest in sales and marketing and research and development so that we can capitalize on our market opportunity. We intend to continue to grow our global sales and marketing team to acquire new end-customers and to increase sales to existing end-customers. We intend to continue to grow our global engineering team to enhance our solutions, improve integration with new and existing ecosystem partners, and broaden the range of IT infrastructure technologies that we converge into our platform. We believe that these investments will contribute to our long-term growth, although they may adversely affect our profitability in the near term.

Market Adoption of Our Products

The public cloud has changed IT buyer expectations about the simplicity, agility, scalability and pay-as-you-grow economics of IT resources, which represent a major architectural shift and business model evolution. A key focus of our sales and marketing efforts is creating market awareness about the benefits of our platform both as compared to traditional datacenter architectures as well as the public cloud, particularly as we continue to pursue large enterprises and mission critical workloads. The broad nature of the technology shift that our platform represents and the relationships our end-customers have with existing IT vendors sometimes lead to unpredictable sales cycles, which we hope to compress and stabilize as market adoption increases, as we gain leverage with our channel partners and as our sales and marketing efforts expand. Our business and operating results will be significantly affected by the degree to and speed with which organizations adopt our platform.

Leveraging Channel Partners

We plan to continue to strengthen and expand our network of channel and OEM partners to increase sales to both new and existing end-customers. We believe that increasing channel leverage by investing aggressively in sales enablement and co-marketing with our partners will extend and improve our engagement with a broad set of end-customers. Our business and results of operations will be significantly affected by our success in leveraging and expanding our network of our channel and OEM partners.

Continued Purchases and Upgrades within Existing Customer Base

Our end-customers typically deploy our technology for a specific workload initially. After the initial order, which includes the product and associated maintenance, support and professional services, by a new end-customer, we focus on expanding our footprint by serving more workloads. We also generate recurring revenue from our support and maintenance renewals. We view continued orders as a critical driver of our success, as the sales cycles are typically shorter compared to new end-customer deployments and selling expenses are typically lower. As of April 30, 2015, 80% of our end-customers who have been with us for 18 months or more have made a repeat purchase, which is defined as any purchase activity, including support and maintenance renewals, subsequent to the initial purchase during the course of their customer lifetime. Additionally, end-customers who have been with us for 18 months or more have total lifetime orders (which includes the initial order) to date in an amount that is more than 3.5x greater, on average, than their initial order. This number increases to approximately 6.0x, on average, for our over 140 Global 2000 end-customers and to more than 9.5x, on average, for our top 25 end-customers. The multiples exclude the effect of one end-customer who had a very large and irregular purchase pattern that we believe is not representative of the purchase patterns of all our other end-customers. Our business and operating results will depend on our ability to sell additional products to our current and future base of existing end-customers.

Changes in Product Mix and Associated Accounting Impact

Shifts in the mix of whether our solutions are sold as an appliance or as software-only could result in fluctuations in our revenue and gross margins. Software-only sales reflect higher gross margins and lower revenue in a given period, since the sale does not include the revenue or cost of the hardware components in an appliance. When we sell our solution as an appliance, the revenue for the appliance and the basic version of our software included in the appliance is generally recognized upon delivery, whereas revenue from the incremental software licenses and software is generally deferred and recognized over the term of our maintenance and support contracts. Historically, most of our solutions have been delivered on an appliance, and, as a result, most of our historical product revenue has been recognized upon delivery. However, we anticipate that to the extent that broad market adoption of our solutions continues to increase, there may be an increase in the delivery of our software licenses on separately procured hardware, which could result in the revenue from these sales being deferred and recognized over the related support period instead of recognized upon delivery. For additional information on our revenue recognition and vendor specific objective evidence of fair value, or VSOE, please see the section titled “Critical Accounting Estimates—Revenue Recognition.”

Components of Our Results of Operations

Revenue

Product revenue.  We generate our product revenue from the sales of XCP, both delivered on a hardware appliance as well as software-only. Our revenue from software-only sales, which currently constitute a small portion of our product revenue, is subject to industry-specific software revenue recognition guidance and has typically been deferred and recognized over the contractual support period associated with the delivered software licenses. However, upon the establishment of VSOE for related support and other services, revenue associated with certain software licenses will be recognized upon delivery to our end-customers. For additional information, please see the section titled “Critical Accounting Estimates—Revenue Recognition.”

Support and other services revenue.  We generate our support and other services revenue primarily from support and maintenance contracts, and, to a lesser extent, from professional services. The majority of our product sales are sold in conjunction with support and maintenance contracts with terms ranging from one to five years. We recognize revenue from support and maintenance contracts over the contractual service period. We recognize revenue related to professional services as they are performed.

Cost of Revenue

Cost of product revenue.  Cost of product revenue consists of costs paid to third-party contract manufacturers, which includes hardware costs, as well as personnel costs associated with our operations function and allocated costs. Personnel costs consist of salaries, benefits, bonuses and stock-based compensation. We expect our cost of product revenue to increase in absolute dollars as our product revenue increases.

Cost of support and other services revenue.  Cost of support and other services revenue includes personnel and operating costs associated with our global customer support organization as well as allocated costs. We expect our cost of support and other services revenue to increase in absolute dollars as our support and other services revenue increases.

Operating Expenses

Sales and marketing.  Sales and marketing expense consists primarily of personnel costs. Sales and marketing expense also includes sales commissions, costs for promotional activities and other marketing costs, travel costs and costs associated with demonstration units, including depreciation and allocated costs. Commissions are deferred and recognized as we recognize the associated revenue. We expect sales and marketing expense to continue to increase in absolute dollars as we increase the size of our global sales and marketing organizations, although our sales and marketing expense may fluctuate as a percentage of total revenue.

Research and development.  Research and development expense primarily consists of personnel costs, as well as other direct and allocated costs. We have devoted our product development efforts primarily to enhancing the functionality and expanding the capabilities of our solutions. Research and development costs are expensed as incurred. We expect research and development expense to increase in absolute dollars as we continue to invest in our future products and services, although our research and development expense may fluctuate as a percentage of total revenue.

General and administrative.  General and administrative expense consists primarily of personnel costs, which include our executive, finance, human resources and legal organizations. General and administrative expense also includes outside professional services, which consists primarily of legal, accounting and other consulting costs and allocated costs. We expect general and administrative expense to increase in absolute dollars particularly due to additional legal, accounting, insurance and other costs associated with being a public company, although our general and administrative expense may fluctuate as a percentage of total revenue.

Other Expense—net

Other expense—net consists primarily of the change in fair value of our preferred stock warrant liability, and, to a lesser extent, foreign exchange gains or losses and gains or losses on investments. Convertible preferred stock warrants are classified as a liability on our consolidated balance sheet and re-measured to fair value at each balance sheet date with the corresponding changes in fair value recorded as other expense. Upon completion of this offering, the convertible preferred stock warrants will convert into warrants to purchase common stock. As a result, the convertible preferred stock liability will be re-measured to its then fair value, which is based on the offering price per share of our common stock, and reclassified to additional paid-in capital. Based on an assumed offering price of $         per share, the midpoint of the range on the cover of this prospectus, we would record a re-measurement expense of $         million in the quarter in which this offering is completed. Subsequent to the conversion of convertible preferred stock warrants in connection with this offering, we will no longer re-measure them at fair value or incur any charges related to changes in fair value.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in certain foreign jurisdictions in which we conduct business. As of July 31, 2014, we had federal and state net operating loss, or NOL, carryforwards of $100.4 million and $91.0 million, respectively, which will begin to expire in 2030. Our NOLs are based on estimates and may change in future periods.

Results of Operations

The following tables set forth our consolidated results of operations in dollars and as a percentage of total revenue for the periods presented:

	Fiscal Year Ended July 31		Nine Months Ended April 30
	2013	2014	2014	2015
	(In thousands)
Consolidated Statements of Operations Data:
Revenue:
Product	$28,138	$113,562	$79,459	$140,838
Support and other services	2,395	13,565	8,577	26,509

Total revenue	30,533	127,127	88,036	167,347

Cost of revenue:
Product(1)	24,171	52,417	38,137	56,627
Support and other services(1)	2,433	8,495	5,432	13,998

Total cost of revenue	26,604	60,912	43,569	70,625

Gross profit	3,929	66,215	44,467	96,722

Operating expenses:
Sales and marketing(1)	27,200	93,001	62,084	113,067
Research and development(1)	16,496	38,037	25,024	50,826
General and administrative(1)	4,833	13,496	9,116	17,072

Total operating expenses	48,529	144,534	96,224	180,965

Loss from operations	(44,600)	(78,319)	(51,757)	(84,243)
Other expense—net	(54)	(5,076)	(2,512)	(3,631)

Loss before provision for income taxes	(44,654)	(83,395)	(54,269)	(87,874)
Provision for income taxes	80	608	304	1,068

Net loss	$(44,734)	$(84,003)	$(54,573)	$(88,942)

(1)	Includes stock-based compensation expense as follows:

	Fiscal Year Ended July 31		Nine Months Ended April 30
	2013	2014	2014	2015
	(In thousands)
Cost of revenue:
Product	$61	$124	$58	$254
Support and other services	40	194	116	496

Total cost of revenue	101	318	174	750

Sales and marketing	611	2,150	1,234	4,406
Research and development	3,835	2,243	1,400	3,813
General and administrative	443	1,149	581	2,914

Total stock-based compensation expense	$4,990	$5,860	$3,389	$11,883

	Fiscal Year Ended July 31		Nine Months Ended April 30
	2013	2014	2014	2015
	(As a percentage of total revenue)
Consolidated Statements of Operations Data:
Revenue:
Product	92%	89%	90%	84%
Support and other services	8	11	10	16

Total revenue	100	100	100	100

Cost of revenue:
Product	79	41	44	34
Support and other services	8	7	6	8

Total cost of revenue	87	48	50	42

Gross profit	13	52	50	58

Operating expenses:
Sales and marketing	89	73	71	68
Research and development	54	30	28	30
General and administrative	16	11	10	10

Total operating expenses	159	114	109	108

Loss from operations	(146)	(62)	(59)	(50)
Other expense—net	0	(4)	(3)	(2)

Loss before provision for income taxes	(146)	(66)	(62)	(52)
Provision for income taxes	0	0	0	(1)

Net loss	(146)%	(66)%	(62)%	(53)%

Comparison of the Nine Months Ended April 30, 2014 and 2015

Revenue

	Nine Months Ended April 30
	2014	2015	$ Change	% Change
	(In thousands, except percentages)
Product	$79,459	$140,838	$61,379	77%
Support and other services	8,577	26,509	17,932	209%

Total revenue	$88,036	$167,347	$79,311	90%

Total revenue by bill-to-location was as follows:

	Nine Months Ended April 30
	2014	2015	$ Change	% Change
	(In thousands, except percentages)
U.S.	$56,205	$113,395	$57,190	102%
Europe, the Middle East and Africa	16,217	29,228	13,011	80%
Asia-Pacific	10,406	18,928	8,522	82%
Other Americas	5,208	5,796	588	11%

Total revenue	$88,036	$167,347	$79,311	90%

The increase in product revenue reflects increased domestic and international demand for our solutions as we continue our penetration and expansion in global markets through increased sales and marketing activities. Our total end-customer count increased from 583 as of April 30, 2014 to 1,412 as of April 30, 2015.

Support and other services revenue increased in conjunction with the growth of our end-customer base and the related support and software maintenance contracts.

Cost of Revenue and Gross Margin

	Nine Months Ended April 30
	2014	2015	$ Change	% Change
	(In thousands, except percentages)
Cost of product revenue	$38,137	$56,627	$18,490	48%
Product gross margin	52%	60%
Cost of support and other services revenue	$5,432	$13,998	$8,566	158%
Support and other services gross margin	37%	47%
Total gross margin	50%	58%

Cost of product revenue

The increase in cost of product revenue was primarily due to the corresponding increase in product sales. Product gross margin increased primarily due to cost savings achieved from our procurement process, and changes in product mix, including higher revenue from software-related deliverables.

Cost of support and other services revenue

The increase in cost of support and other services revenue was primarily due to higher personnel costs of our global customer support organization, as our customer support and services headcount increased by 112%, in order to support our growing end-customer base. Support and other services gross margin improved as we continued to gain leverage from our support organization.

Operating Expenses

Sales and marketing

	Nine Months Ended April 30
	2014	2015	$ Change	% Change
	(In thousands, except percentages)
Sales and marketing	$62,084	$113,067	$50,983	82%
Percent of total revenue	71%	68%

The increase in sales and marketing expense was primarily due to higher personnel costs and sales commissions, as our sales and marketing headcount approximately doubled. As part of our efforts to penetrate and expand in global markets, we increased our marketing activities related to brand awareness, promotions, trade shows and partner programs.

Research and development

	Nine Months Ended April 30
	2014	2015	$ Change	% Change
	(In thousands, except percentages)
Research and development	$25,024	$50,826	$25,802	103%
Percent of total revenue	28%	30%

The increase in research and development expense was primarily due to higher personnel costs, as our research and development headcount approximately doubled as part of the continued expansion of our product development activities primarily related to the addition of features and functionality to our platform.

General and administrative

	Nine Months Ended April 30
	2014	2015	$ Change	% Change
	(In thousands, except percentages)
General and administrative	$9,116	$17,072	$7,956	87%
Percent of total revenue	10%	10%

The increase in general and administrative expense was primarily due to higher personnel costs, as our general and administrative headcount increased by 79% to support our growing operations and international footprint, and to a lesser extent, costs related to our preparation for becoming a public company.

Other expense—net

	Nine Months Ended April 30
	2014	2015	$ Change	% Change
	(In thousands, except percentages)
Other expense—net	$(2,512)	$(3,631)	$(1,119)	45%

The increase in other expense—net was primarily due to higher charges resulting from changes in the fair value of our preferred stock warrants.

Provision for income taxes

	Nine Months Ended April 30
	2014	2015	$ Change	% Change
	(In thousands, except percentages)
Provision for income taxes	$304	$1,068	$764	251%

The increase in the provision for income taxes was primarily due to higher foreign taxes as we continue to expand globally.

Comparison of the Years Ended July 31, 2013 and 2014

Revenue

	Fiscal Year Ended July 31
	2013	2014	$ Change	% Change
	(In thousands, except percentages)
Product	$28,138	$113,562	$85,424	304%
Support and other services	2,395	13,565	11,170	466%

Total revenue	$30,533	$127,127	$96,594	316%

Total revenue by bill-to-location was as follows:

	Fiscal Year Ended July 31
	2013	2014	$ Change	% Change
	(In thousands, except percentages)
U.S.	$25,367	$77,531	$52,164	206%
Europe, the Middle East and Africa	2,109	25,789	23,680	1,123%
Asia-Pacific	2,042	15,949	13,907	681%
Other Americas	1,015	7,858	6,843	674%

Total revenue	$30,533	$127,127	$96,594	316%

The increase in product revenue was primarily due to increased domestic and international demand for our solutions as we continued our penetration and expansion in global markets through increased sales and marketing activities. Our total end-customer count increased from 211 as of July 31, 2013 to 782 as July 31, 2014. In particular, we saw extensive growth in international markets during fiscal 2014, as we began to invest in our international sales and marketing activities in international markets, where our sales and marketing headcount in non-U.S. locations increased by 228% from July 31, 2013 to July 31, 2014.

Support and other services revenue increased in conjunction with the growth of our end-customer base and the related support and software maintenance contracts.

Cost of Revenue and Gross Margin

	Fiscal Year Ended July 31
	2013	2014	$ Change	% Change
	(In thousands, except percentages)
Cost of product revenue	$24,171	$52,417	$28,246	117%
Product gross margin	14%	54%
Cost of support and other revenue	$2,433	$8,495	$6,062	249%
Support and other services gross margin	(2)%	37%
Total gross margin percentage	13%	52%

Cost of product revenue

The increase in the cost of product revenue was primarily due to the corresponding increase in product sales.

The increase in product gross margin was primarily due to specific factors during fiscal 2013, including a large discount provided on an initial transaction with one large end-customer during our initial product ramp and $3.2 million of warranty charges, which resulted from the in-field replacement of equipment manufactured by our previous outsourced manufacturer.

Cost of support and other services revenue

The increase in cost of support and other services revenue was primarily due to higher personnel costs of our global customer support organization, as our customer support and services headcount increased by 229%, in order to support our growing end-customer base. Support and other services gross margin improved as we continued to gain leverage from our support organization.

Operating Expenses

Sales and marketing

	Fiscal Year Ended July 31
	2013	2014	$ Change	% Change
	(In thousands, except percentages)
Sales and marketing	$27,200	$93,001	$65,801	242%
Percent of total revenue	89%	73%

The increase in sales and marketing expense was primarily due to costs associated with building out our sales and marketing functions, including an increase in our sales and marketing headcount of 145%, and marketing activities related to brand awareness, such as advertising and promotions, trade shows and partner programs, as part of our efforts to penetrate and expand in global markets.

Research and development

	Fiscal Year Ended July 31
	2013	2014	$ Change	% Change
	(In thousands, except percentages)
Research and development	$16,496	$38,037	$21,541	131%
Percent of total revenue	54%	30%

The increase in research and development expense was primarily due to higher personnel costs, as our research and development headcount increased by 147% as part of our efforts to expand our product development activities.

General and administrative

	Fiscal Year Ended July 31
	2013	2014	$ Change	% Change
	(In thousands, except percentages)
General and administrative	$4,833	$13,496	$8,663	179%
Percent of total revenue	16%	11%

The increase in general and administrative expense was primarily due to higher personnel costs, as our general and administrative headcount increased by 144%, to support our growing operations and international footprint. As part of this expansion, we began to see increased legal and accounting costs associated with implementing our international corporate structure.

Other expense—net

	Fiscal Year Ended July 31
	2013	2014	$ Change	% Change
	(In thousands, except percentages)
Other expense—net	$(54)	$(5,076)	$(5,022)	9,300%

The increase in other expense—net was primarily due to higher charges resulting from changes in the fair value of our preferred stock warrants.

Provision for income taxes

	Fiscal Year Ended July 31
	2013	2014	$ Change	% Change
	(In thousands, except percentages)
Provision for income taxes	$80	$608	$528	660%

The increase in the provision for income taxes was primarily due to higher foreign taxes as we accelerated our global expansion during fiscal 2014.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statement of operations data for each of the seven quarters in the period ended April 30, 2015. The unaudited consolidated statement of operations data set forth below have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of such data. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	October 31 2013	January 31 2014	April 30 2014	July 31 2014	October 31 2014	January 31 2015	April 30 2015
	(In thousands)
Consolidated Statement of Operations Data:
Revenue:
Product	$17,818	$29,443	$32,198	$34,103	$39,125	$48,090	$53,623
Support and other services	1,998	2,780	3,799	4,988	6,928	8,708	10,873

Total revenue	19,816	32,223	35,997	39,091	46,053	56,798	64,496

Cost of revenue:
Product(1)	8,784	14,331	15,022	14,280	15,768	19,143	21,716
Support and other services(1)	1,175	1,874	2,383	3,063	4,052	4,668	5,278

Total cost of revenue	9,959	16,205	17,405	17,343	19,820	23,811	26,994

Gross profit	9,857	16,018	18,592	21,748	26,233	32,987	37,502

Operating expenses:
Sales and marketing(1)	16,026	20,500	25,558	30,917	33,131	37,151	42,785
Research and development(1)	6,397	7,749	10,878	13,013	14,305	16,717	19,804
General and administrative(1)	2,406	2,582	4,128	4,380	5,385	5,307	6,380

Total operating expenses	24,829	30,831	40,564	48,310	52,821	59,175	68,969

Loss from operations	(14,972)	(14,813)	(21,972)	(26,562)	(26,588)	(26,188)	(31,467)
Other expense—net	(248)	(901)	(1,363)	(2,564)	(1,690)	(1,268)	(673)

Loss before provision for income taxes	(15,220)	(15,714)	(23,335)	(29,126)	(28,278)	(27,456)	(32,140)
Provision for income taxes	71	81	152	304	244	350	474

Net loss	$(15,291)	$(15,795)	$(23,487)	$(29,430)	$(28,522)	$(27,806)	$(32,614)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	October 31 2013	January 31 2014	April 30 2014	July 31 2014	October 31 2014	January 31 2015	April 30 2015
	(In thousands)
Cost of revenue:
Product	$16	$18	$24	$66	$74	$89	$91
Support and other services	20	23	73	78	87	161	248

Total cost of revenue	36	41	97	144	161	250	339
Sales and marketing	311	339	584	916	1,090	1,408	1,908
Research and development	353	390	657	843	1,141	1,281	1,391
General and administrative	119	167	295	568	859	1,038	1,017

Total stock-based compensation expense	$819	$937	$1,633	$2,471	$3,251	$3,977	$4,655

The following table presents our unaudited quarterly results of operations as a percentage of total revenue for each of the seven quarters in the period ended April 30, 2015:

	Three Months Ended
	October 31 2013	January 31 2014	April 30 2014	July 31 2014	October 31 2014	January 31 2015	April 30 2015
	(As a percentage of total revenue)
Consolidated Statement of Operations Data:
Revenue:
Product	90%	91%	89%	87%	85%	85%	83%
Support and other services	10	9	11	13	15	15	17

Total revenue	100	100	100	100	100	100	100

Cost of revenue:
Product	44	44	42	36	34	34	34
Support and other services	6	6	6	8	9	8	8

Total cost of revenue	50	50	48	44	43	42	42

Gross profit	50	50	52	56	57	58	58

Operating expenses:
Sales and marketing	81	64	71	79	72	65	66
Research and development	32	24	30	34	31	30	31
General and administrative	12	8	12	11	12	9	10

Total operating expenses	125	96	113	124	115	104	107
Loss from operations	(75)	(46)	(61)	(68)	(58)	(46)	(49)
Other expense—net	(2)	(3)	(4)	(6)	(3)	(2)	(1)
Loss before provision for income taxes	(77)	(49)	(65)	(74)	(61)	(48)	(50)
Provision for income taxes	—	—	—	1	1	1	1

Net loss	(77)%	(49)%	(65)%	(75)%	(62)%	(49)%	(51)%

Quarterly Revenue Trends

Our quarterly revenue increased for all quarterly periods presented due primarily to increases in the number of new end-customers as well as the related support contracts. Our revenue is subject to seasonal trends depending on spending patterns of our existing and potential end-customers. For instance, we have generally experienced an increase in sales activity as we approach our fiscal year end in July and our second quarter in January, as a portion of our sales professionals’ compensation is based on results through the end of each of these six-month periods. For instance, we have experienced an increase in sales activity in our second fiscal quarter, which aligns with the tail end of the IT spend budget cycles for many of our end-customers. While we believe that these seasonal trends have affected and will continue to affect our quarterly results, we believe our rapid growth has largely masked seasonal trends to date, and these trends could have more of an impact on our quarterly results in future periods.

Additionally, revenue from support and maintenance contracts has increased as we have generated more product revenue through the sale of our solutions. The revenue from support and maintenance contracts is initially deferred and recognized ratably over the contractual term, which generally ranges from one to five years. As a consequence, support and other services revenue has increased as a greater percentage than product revenue due to the amortization of deferred revenue from sales in prior periods.

Quarterly Gross Margin Trends

Overall, our total gross margin increased for most quarterly periods presented due to increasing cost savings, including lower procurement costs, as well as changes in product mix, including increased sales of our software-related deliverables. In the future, our gross margin may fluctuate depending on a variety of factors such as mix of our product sales, our discounting practices and procurement costs.

Quarterly Expenses Trends

Sales and marketing, research and development and general and administrative expenses generally grew significantly over the quarterly periods, which have been primarily due to increases in headcount in connection with the expansion of our business. During the three months ended April 30, 2014, general and administrative expenses were primarily impacted by increased external legal costs primarily related to employment- and IP-related matters, as well as legal and accounting costs associated with implementing our international corporate structure.

Liquidity and Capital Resources

To date, we have satisfied our liquidity needs principally through the sale of convertible preferred stock, periodic draws on our credit facilities and proceeds from the exercise of stock options. As of April 30, 2015, we had up to $55.0 million available for us to borrow under our two credit facilities, one of which expired in May 2015. The remaining credit line for up to $15.0 million expires in November 2015. As of April 30, 2015, we did not have any borrowings outstanding under our credit facilities.

As of April 30, 2015, we had cash and cash equivalents of $76.3 million and $86.1 million of short-term investments. In the next 12 months, we anticipate our capital expenditures to be approximately $25.0 million to $35.0 million. We believe that our cash and cash equivalents, short-term investments and the amounts available for us to borrow under our currently available credit facility will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Fiscal Year Ended July 31		Nine Months Ended April 30
	2013	2014	2014	2015
	(In thousands)
Net cash used in operating activities	$(29,110)	$(45,707)	$(28,837)	$(20,327)
Net cash used in investing activities	(9,339)	(19,032)	(12,596)	(102,660)
Net cash provided by financing activities	37,068	104,177	103,084	141,784

Net increase (decrease) in cash and cash equivalents	$(1,381)	$39,438	$61,651	$18,797

Cash Flows from Operating Activities

Net cash used in operating activities was $28.8 million and $20.3 million, respectively, for the nine months ended April 30, 2014 and 2015. The decrease was primarily due to higher billings and improved collections, partially offset by higher operating expenses as we continued to invest in the longer term growth of our business.

Net cash used in operating activities was $29.1 million and $45.7 million, respectively, for fiscal 2013 and fiscal 2014. The increase was primarily due to higher operating expenses as we continued to invest in the longer term growth of our business, partially offset by increased billings and collections and timing of payments on our accounts payable.

Cash Flows from Investing Activities

Net cash used in investing activities of $102.7 million for the nine months ended April 30, 2015 was primarily due to $98.7 million purchases of investments and $16.1 million of purchases of property and equipment as we continued to invest in the longer term growth of our business, partially offset by $12.2 million of maturities of investments.

Net cash used in investing activities of $12.6 million for the nine months ended April 30, 2014 consisted of purchases of property and equipment.

Net cash used in investing activities of $9.3 million and $19.0 million, respectively, for fiscal 2013 and fiscal 2014 consisted of purchases of property and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities of $141.8 million for the nine months ended April 30, 2015 primarily consisted of $138.3 million of net proceeds from the sale of our Series E convertible preferred stock and $3.6 million of proceeds from exercises of stock options.

Net cash provided by financing activities of $103.1 million for the nine months ended April 30, 2014 primarily consisted of $101.0 million of net proceeds from the sale of Series D convertible preferred stock.

Net cash provided by financing activities of $104.2 million for fiscal 2014 primarily consisted of $101.0 million of net proceeds from the sale of Series D convertible preferred stock and $3.7 million of proceeds from exercises of stock options.

Net cash provided by financing activities of $37.1 million for fiscal 2013 primarily consisted of $32.9 million of net proceeds from the sale of Series C convertible preferred stock and $4.4 million of proceeds from exercises of stock options.

Debt Obligations

We have a revolving credit line with Comerica Bank which provides a total of $15.0 million available to borrow. This credit facility is secured by substantially all of our assets other than our intellectual property and contains certain financial and non-financial restrictive covenants, including a minimum liquidity ratio of 1.25 to 1.00, which we must comply with monthly. This credit facility expires in November 2015. As of April 30, 2015, we did not have any borrowings outstanding under this facility. For further information on our debt obligations, see note 5 of the notes to consolidated financial statements included elsewhere in this prospectus.

Contractual Obligations

The following table summarizes our contractual obligations as of July 31, 2014:

	Payments Due by Period
	Total	Less than 1 year	1 year to 3 Years	3 to 5 Years	More than 5 Years
	(In thousands)
Contractual Obligations:
Operating lease obligations	$6,873	$2,653	$2,403	$1,783	$34

Total	$6,873	$2,653	$2,403	$1,783	$34

In addition to the operating lease obligations as presented in the above table, we entered into various non-cancellable lease agreements globally during the nine months ended April 30, 2015 as we continue to expand our business. As of April 30, 2015, our outstanding non-cancellable lease obligations totaled $19.7 million and the associated payments are made through fiscal 2019.

From time to time, we make commitments with our contract manufacturer, which consist of obligations for on-hand inventories and non-cancelable purchase orders for non-standard components. We record a charge to cost of product sales for firm, non-cancelable and unconditional purchase commitments with the contract manufacturer for non-standard components when and if quantities exceed our future demand forecasts Our historical charges have not been material. As of April 30, 2015, we had $1.0 million of purchase commitments with our third-party hardware appliance manufacturer. As of July 31, 2014, we did not have any material purchase commitments with our third-party hardware appliance manufacturer.

As of July 31, 2014 and April 30, 2015, we had accrued liabilities related to uncertain tax positions, which are reflected on our consolidated balance sheet. These accrued liabilities are not reflected in the table above since it is unclear when these liabilities will be paid.

Off-Balance Sheet Arrangements

As of July 31, 2014 and April 30, 2015, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Segment Information

We have one primary business activity and operate in one reportable segment.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates.

Foreign Currency Risk

Our consolidated results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Historically, our revenue contracts have been denominated in U.S.

dollars. Our expenses are generally denominated in the currencies in which our operations are located. To date, we have not entered into any hedging arrangements with respect to foreign currency risk or other derivative instruments. In the event our foreign sales and expenses increase, our operating results may be more greatly affected by foreign currency exchange rate fluctuations, which can affect our operating income or loss. The effect of a hypothetical 10% change in foreign currency exchanges rates applicable to our business would not have had a material impact on our historical consolidated financial statements.

Interest Rate Risk

Our investment objective is to conserve capital and maintain liquidity to support our operations; therefore, we generally invest in highly liquid securities, consisting primarily of bank deposits, money market funds, commercial paper, certificates of deposit and corporate bonds. Such fixed and floating interest-earning instruments carry a degree of interest rate risk. Fixed income securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. Therefore, we do not expect our operating results or cash flows to be materially affected by a sudden change in interest rates.

We have a revolving credit line, which provides up to $15.0 million available for us to borrow. Borrowings under the revolving credit line bear floating interest rates equal to Comerica’s prime referenced rate plus 1% per annum, but not below 3.5% per annum. As of April 30, 2015, we did not have any borrowings outstanding under our revolving credit line. The effect of a hypothetical 100 basis point change in interest rates applicable to our borrowings would not have had a material impact on our operating results and cash flows. This credit line expires in November 2015.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires our management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the applicable periods. We base our estimates, assumptions and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. We evaluate our estimates, assumptions and judgments on an ongoing basis.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We derive revenue from two sources (i) product revenue, which consists of hardware combined with software and software-only revenue, and (ii) support and service revenue which includes post-contract customer support, or PCS, and professional services. Revenue is recognized when all of the following criteria are met:

Persuasive evidence of an arrangement exists.    We rely on sales agreements and purchase orders to determine the existence of an arrangement.

Delivery has occurred.    We typically recognize product revenue upon shipment, when title and risk of loss are transferred to our partners at that time. Service revenue is recognized as services are performed.

The fee is fixed or determinable.    We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. Payment from partners is not contingent upon the partners receiving payments from end-customers.

Collectability is reasonably assured.    We assess collectability based on a credit analysis and payment history.

Most of our arrangements are multiple-element arrangements with a combination of hardware, software, support and maintenance and other professional services. Products and services generally qualify as separate units of accounting. Hardware deliverables include proprietary software, which together deliver the essential functionality of the products. For multiple-element arrangements, we allocate revenue to each unit of accounting based on an estimated selling price at the arrangement inception. The estimated selling price for each element is based upon the following hierarchy: VSOE of selling price, if available, third-party evidence, or TPE, of selling price, if VSOE of selling price is not available, or best estimate of selling price, or BESP, if neither VSOE of selling price nor TPE of selling price are available. Since we have not established VSOE for any of our deliverables and TPE typically cannot be obtained, we typically allocate consideration to all deliverables based on BESP. Our process to determine BESP for our products and services is based on qualitative and quantitative considerations of multiple factors, which primarily include historical sales, margin objectives and discount behavior. Additional considerations are given to other factors such as customer demographics, costs to manufacture products or provide services, pricing practices and market conditions.

Commissions

Commissions consist of direct and incremental costs paid to our sales force related to customer orders. Commissions are expensed over the same period that revenue is recognized from the related customer order. Deferred commissions are recoverable through the revenue streams that will be recognized under the related orders. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations.

Convertible Preferred Stock Warrant Liability

We account for freestanding warrants to purchase shares of our convertible preferred stock as liabilities in the consolidated balance sheets at their estimated fair value. The fair value of the warrants is estimated using the Black-Scholes-Merton, or Black-Scholes, option-pricing model and is subject to re-measurement at fair value at each reporting date. Changes in the estimated fair value of the warrants are recorded in the consolidated statements of operations within other expense—net. We will continue to adjust the preferred stock warrant liability for changes in fair value until the earlier of conversions, exercise or expiration of the warrants. Upon the conversion of the underlying preferred stock to common stock in connection with an initial public offering, or IPO, the preferred stock warrants will become warrants to purchase common stock, the related preferred stock warrant liability will be re-measured to its then fair value and will be re-classified to additional paid-in capital, and subsequently we will cease to record any related fair value adjustments.

Income Taxes

We account for income taxes using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance to amounts that are more likely than not to be realized.

We recognize uncertain tax positions only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

Stock-Based Compensation

Stock-based compensation expense is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of a stock option is estimated on the grant date using the Black-Scholes option-pricing model. The fair value of an RSU is measured using the fair value of our common stock on the date of the grant. Stock-based compensation expense is recognized, net of forfeitures, over the requisite service periods of the awards, which is generally four years.

Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, expected term of the option, expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

Fair Value of Common Stock. As our stock is not publicly traded, we estimate the fair value of common stock as discussed in “—Common Stock Valuations” below.

Expected Term. The expected term of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding. To determine the expected term, we generally apply the simplified approach in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award as we do not have sufficient historical exercise data to provide a reasonable basis for an estimate of expected term.

Risk-Free Interest Rate. We base the risk-free interest rate on the yields of U.S. Treasury securities with maturities approximately equal to the term of employee stock option awards.

Expected Volatility. As we do not have a trading history for our common stock, the expected volatility for our common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option awards. Industry peers consist of several public companies in our industry which are either similar in size, stage of life cycle or financial leverage and were the same as the comparable companies used in the common stock valuation analyses.

Dividend Rate. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use a dividend rate of zero.

We must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. Higher revised forfeiture rate than previously estimated will result in an adjustment that will decrease the stock-based compensation expense recognized in the consolidated statement of operations. Lower revised forfeiture rate than previously estimated will result in an adjustment that will increase the stock-based compensation expense recognized in the consolidated statement of operations.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

We have granted stock options and RSUs that will vest upon satisfaction of both service and performance conditions, together referred to as the performance stock awards. The service condition of the performance stock awards is satisfied over the vesting term but the performance condition will be satisfied upon a liquidity event, IPO or a change of control. As of April 30, 2015, we had a total of approximately $42.8 million of unrecognized stock-based compensation expense, net of estimated forfeitures, related to the performance stock awards, of which none had been recognized as satisfaction of the performance condition is not deemed probable. In the quarter in which this offering occurs we expect to recognize $         million of stock-based compensation expense related to the performance stock awards as the satisfaction of the performance condition will be deemed probable. Additionally, we will begin to record stock-based compensation expense related to the performance stock awards for the portion of the awards for which the service condition has not been satisfied over the remaining vesting term of the awards. In addition to the performance stock awards, we had a total of approximately $50.0 million of unrecognized stock-based compensation expense, net of estimated forfeitures, as of April 30, 2015, which is expected to be recognized over a weighted-average period of 3.3 years.

Upon the settlement of RSUs with both service and performance conditions, or the performance RSUs, granted to our executive officers, we plan to undertake a net settlement of the performance RSUs and remit income taxes on behalf of the holders of the performance RSUs at the applicable minimum statutory rates. Based on the performance RSUs outstanding as of April 30, 2015 for which the service condition had been satisfied, assuming that the performance condition had been satisfied on the date of the settlement and the price of our common stock at the time of settlement was equal to $        , which is the midpoint of the range on the cover of this prospectus, we estimate that our tax obligation on the initial settlement date would be approximately $         million in the aggregate. However, depending on our closing stock price on the vesting date, which is also the settlement date, the amounts of actual tax obligation on the settlement date could materially differ from the tax obligation as previously estimated. Following the initial settlement date, the performance RSUs will begin to vest in accordance with the service condition, and the tax obligations due on each such settlement date will depend on the price of our common stock on each such settlement date.

Common Stock Valuations

The fair value of the common stock underlying our stock options was determined by our board of directors. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed by independent third-party valuation firms;

•	the prices, rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	the lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our history and the timing of the introduction of new products and services;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions;

•	the illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly-traded companies;

•	recent private stock sales transactions; and

•	U.S. and global capital market conditions.

In valuing our common stock, the fair value of our business, or Enterprise Value, was determined using an income approach and a market approach, which are both considered highly complex and subjective valuation methodologies. The income approach estimates the fair value of a company based on the present value of the company’s future estimated cash flows and the residual value of the company beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the company achieving these estimated cash flows. We used the guideline public company method in applying the market approach. The guideline public company method is based upon the premise that indications of value for a given entity can be estimated based upon the observed valuation multiples of comparable public companies, the equity of which is freely-traded by investors in the public securities markets. The Enterprise Value determined was then adjusted to: (1) add back cash on hand and tax benefits from NOLs and (2) remove certain long-term liabilities in order to determine an equity value, or Equity Value.

The resulting Equity Value was then allocated to the common stock using combination of the option pricing method, or OPM, and a Probability Weighted Expected Return Method, or PWERM. The PWERM approach involves the estimation of multiple future potential outcomes for us, and estimates of the probability of each respective potential outcome. The common stock per share value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios, which include an initial public offering, merger or sale, or continued operation as a private company. Additionally, the OPM uses the preferred stockholders’ liquidation preferences, participation rights, dividend rights, and conversion rights to determine the value of each share class in specific potential future outcomes considered in the PWERM approach.

After the Equity Value is determined and allocated to the various classes of shares, a discount for lack of marketability, or DLOM is applied to arrive at the fair value of the common stock. A DLOM is applied based on the theory that as a private company an owner of the stock has limited opportunities to sell this stock and any such sale would involve significant transaction costs, thereby reducing overall fair market value. Our assessments of the fair value of the common stock for grant dates between the dates of the valuations were based in part on the current available financial and operational information and the common stock value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation or a straight-line calculation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Once we are operating as a public company, we will rely on the closing price of our common stock as reported on the date of grant to determine the fair value of our common stock.

Based on the assumed initial public offering price per share of $        , which is the midpoint of the range set forth on the cover of this prospectus, the aggregate intrinsic value of our outstanding stock awards as of April 30, 2015 was $         million, of which $         million related to vested awards and $         million related to unvested awards.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers. The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. We expect to adopt ASU 2014-09, as currently issued, which is effective for us beginning August 1, 2017, with early adoption prohibited. On April 1, 2015, the FASB voted to propose a one-year deferral to the effective date to August 1, 2018, but permits entities to adopt the original effective date if they choose. We are currently evaluating the impact that the adoption of this standard will have on our consolidated financial statements, if any.

BUSINESS

Our Mission

Our mission is to deliver invisible infrastructure and elevate IT to focus on the applications and services that power their business.

Overview

We provide a leading next-generation enterprise computing platform that converges traditional silos of server, virtualization and storage into one integrated solution. Our software-driven platform delivers the agility, scalability and pay-as-you-grow economics of the public cloud, while addressing enterprise requirements of application mobility, security, data integrity and control. We have recently announced an expansion of our capabilities to provide our customers with the flexibility to selectively utilize the public cloud for suitable workloads and specific use cases by enabling seamless application mobility across private and public clouds. We have combined advanced web-scale technologies with elegant consumer-grade design to deliver a powerful computing platform that elevates IT organizations to focus on the applications and services that power their businesses. We refer to our platform as “invisible infrastructure” because it provides constant availability and low-touch management, enables application mobility across computing environments and reduces inefficiencies in IT planning.

Leading Internet companies and public cloud providers such as Google Inc., Facebook, Inc. and Amazon.com, Inc. have embraced convergence and distributed systems and implemented web-scale technologies in their proprietary operating environments. They took these steps because traditional siloed IT infrastructure architectures failed to deliver the levels of scalability and operational efficiency that their dynamic businesses required. To address these challenges, we have pioneered a converged web-scale architecture that can be easily deployed by organizations of any size to address the limitations of traditional IT infrastructure. Our enterprise computing platform also addresses the limitations of existing virtualization products, which often require days or weeks for simple provisioning or deployment tasks and limit the ability to migrate applications across computing environments such as different hypervisors, or software that allows multiple operating systems to share a single hardware host, containers, which are a method of virtualizing the operating system so that multiple applications and their dependent libraries can share the same Linux operating system instance, and public clouds.

Our solution, the Xtreme Computing Platform, or XCP, is comprised of two comprehensive software product families, Acropolis and Prism. XCP is delivered on commodity x86 servers, also referred to as nodes. These nodes can be joined to form clusters, permitting the pooling of resources across servers to increase overall system performance, capacity and resiliency. Acropolis includes our Distributed Storage Fabric that delivers efficient and high performance enterprise-grade data management features. Acropolis also includes our innovative Application Mobility Fabric that will enable application placement, conversion and migration across hypervisors, and between public and private clouds. Prism delivers integrated virtualization and infrastructure management, robust operational analytics and a suite of one-click administration capabilities.

XCP is simple, scalable and cost-effective, and also facilitates application mobility across computing environments. Our platform’s extensive automation and convergence of disparate silos into a single system significantly enhances IT agility and scalability, enabling organizations to scale infrastructure incrementally from a few to thousands of nodes. We estimate, based on a model validated by IDC, that our solution can reduce cost of ownership by up to 60% compared to traditional infrastructure for a broad set of workloads and up to approximately 30% compared to public cloud offerings for predictable workloads.1 Our software also provides customers with flexibility and choice of where applications run, reducing their dependence on a specific vendor, which is commonly known as vendor lock-in.

Our solutions address a broad range of workloads, including enterprise applications, databases, virtual desktop infrastructure, or VDI, unified communications and big data analytics. We have end-customers across a broad range of industries, including automotive, consumer goods, education, energy, financial services, healthcare, manufacturing, media, public sector, retail, technology and telecommunications. We also sell to service providers who utilize our platform to provide a variety of cloud-based services to their customers. We had a broad and diverse base of over 1,400 end-customers as of April 30, 2015, including over 140 Global 2000 enterprises. Representative end-customers include Activision Blizzard, Inc., Best Buy Co., Inc., Covance Inc., Jabil Circuit, Inc., Kellogg Co., U.S. Department of Defense Office of the Secretary of Defense, Nintendo Co., Ltd., Nordstrom, Inc. and Total S.A.

We have experienced significant growth in recent periods, with total revenue of $30.5 million and $127.1 million for fiscal 2013 and fiscal 2014, respectively, representing year-over-year growth of 316%. We have continued to make significant investments as we scale our business, including in developing and improving our platform, expanding our sales and marketing capabilities and global coverage, and in expanding our general and administrative resources to support our growth. As a result, we had net losses of $44.7 million and $84.0 million for fiscal 2013 and fiscal 2014, respectively. Net cash used in operating activities was $29.1 million and $45.7 million for fiscal 2013 and fiscal 2014, respectively. For the nine months ended April 30, 2014 and 2015, our total revenue was $88.0 million and $167.3 million, respectively, representing year-over-year growth of 90%. As we continued to make investments, we had net losses of $54.6 million and $88.9 million for the nine months ended April 30, 2014 and 2015, respectively. For the nine months ended April 30, 2014 and 2015, net cash used in operating activities was $28.8 million and $20.3 million, respectively. As of April 30, 2015, we had an accumulated deficit of $236.2 million.

Industry Background

Emergence and adoption of web-scale IT

The resiliency, agility, flexibility and scalability of IT capabilities have become significant competitive differentiators and play an important role in driving business success. Internet companies in particular faced extreme dependency on IT as they aggressively competed for first-mover advantage in markets that often presented minimal barriers to entry for new competitors. These companies required IT infrastructure that would enable rapid development and deployment of new applications and services, effectively handle unpredictable and large-scale usage demands and minimize capital

[1]	Percentages are based on an internal model prepared by us using available industry data and our estimates on IT spending, which data and calculations were validated by IDC, and reflect a three-to-five year cost of ownership for traditional infrastructure and four year cost of ownership for public cloud offerings. The cost of ownership model for traditional infrastructure estimates typical capital expenditures (storage, compute, networking and software costs) and operating expenses (support, facilities and management costs) for a mid-size server virtual machine required for mid-to-large sized enterprises using these solutions and compares them to the same costs for a comparable Nutanix solution. The cost of ownership model for the public cloud estimates assumes a predictable server workload over four years, typical compute, storage, cloud monitoring charges and basic level support costs, and compares those costs to the capital expenditures and operating expenses for a comparable Nutanix solution. Calculations for both models are based on U.S.-based list pricing with assumptions related to typical discount rates in the industry, derived from either published price lists or vendor quotes. IDC’s validation of the cost of ownership models, which was commissioned by us, included a review and validation of the cost of ownership calculation methodology as well as validating the cost assumptions underlying the calculations. See “Risk Factors—Our estimates of end-customer cost savings may not be indicative of the actual benefits that end-customers experience in the future.”

and operating expenditures. Traditional IT infrastructure solutions failed to meet these requirements, and as a result, these companies developed their own infrastructure stacks built with web-scale architectures, which are based on advanced distributed systems technology. These infrastructure stacks, driven by powerful proprietary software, provided greater agility, highly automated operations, predictable and linear scalability and lower total cost of ownership.

Today, organizations of all sizes across all industries are seeking to leverage IT capabilities as a competitive advantage and are also experiencing the challenges associated with traditional IT solutions. As a result, the benefits of web-scale architectures introduced by leading Internet companies and public cloud providers are now desired by many IT organizations. According to Gartner, by 2017, web-scale IT will be an architectural approach found operating in 50% of Global 2000 enterprises.2

Limitations of existing enterprise IT infrastructure

Traditional IT infrastructure presents significant architectural challenges related to existing storage and virtualization technologies, limiting the IT organization’s ability to deliver applications and services fast and efficiently.

Limitations of storage

Traditional centralized storage requires complex and expensive storage networks that connect storage to servers where applications run. This separation of data storage from the applications has slowed performance, increased costs, added administrative overhead and limited scalability. The adoption of flash has magnified the architectural limitations of centralized storage because placing flash devices outside the server diminishes the expected performance gains. Early efforts to alleviate the challenges of centralized storage involved placing hard drives or flash devices in servers, but these offerings failed to gain widespread adoption due to the lack of a scale-out data fabric that can (i) pool resources across many servers in a cluster, (ii) deliver high levels of resiliency and (iii) address critical data management requirements.

Also, managing storage policies, such as compression, deduplication and replication, has been complicated due to the wide adoption of virtualization. Virtualization enables deployment of multiple applications on a single server, but paradoxically depends on centralized storage arrays that are designed to operate with a single application on each server. This incongruity results in storage policies that are not mapped directly to virtualized applications, causing inefficient storage management and wasteful overprovisioning.

Limitations of virtualization

Today’s virtualization products, comprised primarily of hypervisors and associated management, were generally designed to operate with disparate silos of infrastructure. As a result, these products often require days or weeks for simple application and infrastructure provisioning or deployment tasks. Additionally, virtualization was not designed with the ability to migrate applications across different hypervisors or emerging computing environments such as containers and public clouds. This is creating cost and complexity challenges as more enterprises seek to operate multi-vendor hypervisor environments and adopt containers and hybrid cloud computing. Lack of application mobility across these environments has resulted in silos of computing that limit agility, drive up costs and result in vendor lock-in.

[2]	See Gartner note (1) in the section titled “Market and Industry Data.”

Challenges resulting from limitations of existing enterprise infrastructure options

Limitations of traditional storage and virtualization products are creating a number of challenges for IT organizations, including:

•	Lack of agility: With traditional enterprise computing infrastructure, different silos of servers, virtualization, storage and networks are typically managed by specialist IT teams as each silo has its own proprietary operating system, hardware platform and management interface. These products require extensive training, experience and certifications to effectively operate them, restricting IT professionals from working across silos. Every time infrastructure is provisioned to support new application requirements, these different teams must coordinate and align their workflows, significantly reducing the agility of the IT function.

•	Diminishing performance as infrastructure scales: Traditional infrastructure places data storage in dedicated, performance-bound appliances that are connected to servers over storage networks. In these environments, scaling capacity by adding more hard drives or flash devices does not improve performance because the storage controllers that read and write data are often fixed at the time of initial deployment. Managing an ever-growing volume of data with the same capacity storage controllers reduces response times and negatively impacts application performance. Expanding the storage controllers typically requires an expensive and time-consuming “forklift upgrade” (i.e., requiring an entire new system purchase and migration of data from the prior system).

•	Costly overprovisioning and manual operations: Due to their lack of scalability and complexity of deployment, servers and storage arrays are typically overprovisioned for longer-term peak capacity and remain underutilized for extensive periods. Furthermore, existing virtualization products are often sold under restrictive enterprise license agreements, which may lead to significant underutilization of software licenses and higher costs. Both of these factors can significantly impact infrastructure IT budgets. These traditional products also require extensive manual administration for routine tasks such as upgrades and maintenance, driving up recurring operating expenses. According to IDC, IT administrators spend approximately 80% of their time just on maintaining the existing infrastructure. This keeps IT organizations from focusing on the applications and services that drive their business.

•	Closed architectures that prevent mobility of applications and adoption of new technologies: Traditional infrastructure suppliers have created vendor lock-in by providing closed architecture technologies that often do not interoperate well with other enterprise computing environments. This makes application portability difficult while also limiting adoption of new technologies. With the pace of innovation in datacenter technologies, these closed architectures can significantly harm customers and reduce their competitiveness.

Limitations of full public cloud adoption

While the public cloud offers significant agility, scalability and economic benefits over traditional infrastructure, wide adoption has been challenging for many organizations due primarily to the lack of control over infrastructure service levels, data integrity and compliance. Public cloud providers typically offer homogenous layers of infrastructure and do not provide control or granularity to customize specific services to deliver reliable application performance and availability for traditional enterprise workloads. Also, customers are largely dependent on public cloud providers to ensure data security and compliance with regulatory requirements, which are further complicated by providers operating across many jurisdictions and being subjected to local laws, increasing the potential for compliance risk.

Usage of public clouds can also result in vendor lock-in, as most public cloud providers do not easily allow portability of applications and data to alternative providers or to enterprise private clouds as requirements, costs and services levels change. Further, removing an application from the public cloud is expensive, time consuming and creates a high risk of downtime. These limitations create disparate computing environments that reduce flexibility for customers and require additional layers of management to operate.

Our Solution

Our Xtreme Computing Platform, or XCP, is based on powerful distributed systems architecture and converges server, virtualization and storage resources into one integrated platform delivered on commodity x86 servers. Our integrated solution enables generalist IT professionals to manage one operating system and management platform, which reduces administrative time and costs. XCP combines the benefits of the public cloud such as agility, scalability and pay-as-you-grow economics with the enterprise requirements of application mobility, security, data integrity and control. XCP is comprised of two comprehensive software product families, Acropolis and Prism, which provide web-scale resiliency, agility, scalability and flexibility. The diagram below represents XCP’s capabilities and the different computing environments it is intended to support.

*	Under development.

Acropolis includes our Distributed Storage Fabric that replaces traditional storage arrays and delivers efficient and high performance enterprise-grade data management. Acropolis also includes our innovative Application Mobility Fabric that will enable increasing levels of application placement, conversion and migration across our platform and public clouds. Additionally, the built-in Acropolis Hypervisor can replace expensive third-party hypervisors and eliminate an additional infrastructure silo. With Acropolis, our end-customers can benefit from application mobility, simplicity of use and up to an 80% reduction in virtualization costs.3

Built with consumer-grade design, Prism delivers integrated virtualization and infrastructure management, robust operational analytics and one-click administration capabilities. Prism allows routine IT operations that are typically manual and cumbersome to be completed in one-click, including capacity planning, provisioning of new applications and resources, troubleshooting and software upgrades. Prism also offers a broad set of APIs for integration with third-party cloud management and orchestration software.

Key benefits of our solution include:

•	Agility: Our platform converges several disparate silos of server, virtualization and storage infrastructure into a unified solution that can be deployed and managed as a single system to simplify operations. We have also developed extensive automation capabilities to eliminate time consuming and error-prone tasks, while implementing consumer-grade design into our intuitive user interface for Prism to simplify and streamline common IT administrator workflows. With our solution, infrastructure can be provisioned in minutes with one click by a single IT administrator, compared to traditional infrastructure that can take several days and dozens of discrete tasks executed by separate IT administrators.

•	Scalability: Our platform is a distributed system and deployments can start with only a few nodes and scale to thousands of nodes without degradation in performance per node. Our Acropolis Distributed Storage Fabric places software-based storage controllers in every node within a cluster to deliver predictable and linear scalability. Our customers can grow their clusters in flexible increments by adding any number of nodes at a time depending on their capacity and performance requirements.

[3]	Percentages are based on an internal model prepared by us using available industry data and our estimates on virtualization costs. Our internal model compares the software license and support costs of a virtualization solution offered by VMware vSphere with the built-in virtualization solution in the Acropolis Hypervisor for two typical customer scenarios: mid-size enterprise customers requiring core virtualization functionality to implement server consolidation and large enterprise customers that need a virtualization solution to run enterprise applications in production environments. Calculations are based on U.S.-based list pricing, with no assumptions made on discounting in order to make an equivalent price comparison. See “Risk Factors—Our estimates of end-customer cost savings may not be indicative of the actual benefits that end-customers experience in the future.”

•	Lower total cost of ownership: We estimate, based on a model validated by IDC, that our solution can reduce cost of ownership by up to 60% compared to traditional infrastructure for a broad set of workloads and up to approximately 30% compared to public cloud offerings for predictable workloads.[4] We can deliver a significant reduction in operating expenses resulting from personnel, power and rack space savings. Our solutions also reduce capital expenditure as a result of more precise infrastructure provisioning, reduction in excessive spend on virtualization software and elimination of the storage area network.

•	Flexible application mobility: We design our software to provide a high degree of flexibility and choice of where applications run, preventing vendor lock-in to any specific compute, storage or network hardware, hypervisor or public cloud. We intend to enable customers to make application placement decisions based entirely on performance, scalability and economic considerations, thereby accelerating speed of implementation and reducing cost. With application mobility, our customers will be able to selectively adopt the public cloud for specific workloads and certain scenarios, while preserving the flexibility to bring those workloads back on-premise or move them to different public cloud providers should requirements or costs change.

•	Secure platform: We embed security features into our hardened software solution and we strengthen our platform by employing two-factor authentication and encryption as customer configurable system options. We continually enhance the security of our platform with fully-automated testing and threat modeling that regularly assesses our systems for attack vectors to significantly decrease the threat posture. Additionally, our platform’s self-healing capabilities isolate security baseline misconfigurations and allow for automated remediation of the system.

As a result of these benefits, our customers are able to elevate their IT innovation by freeing up valuable resources and budgets that may otherwise be spent on maintaining IT infrastructure and reallocating those resources toward developing new applications and services that power their businesses.

Competitive Strengths

We believe the following strengths will allow us to extend our market leadership and broaden adoption of our solutions:

•	Purpose built enterprise computing platform based on web-scale engineering: Our platform leverages sophisticated web-scale technologies, enhanced by our proprietary innovations, to build highly reliable distributed systems that are fast, efficient and scalable. Our extensible platform can be used to converge additional infrastructure services, thereby delivering the benefits of highly efficient and reliable distributed systems to these services.

[4]	Percentages are based on an internal model prepared by us using available industry data and our estimates on IT spending, which data and calculations were validated by IDC, and reflect a three-to-five year cost of ownership for traditional infrastructure and four year cost of ownership for public cloud offerings. The cost of ownership model for traditional infrastructure estimates typical capital expenditures (storage, compute, networking and software costs) and operating expenses (support, facilities and management costs) for a mid-size server virtual machine required for mid-to-large sized enterprises using these solutions and compares them to the same costs for a comparable Nutanix solution. The cost of ownership model for the public cloud estimates assumes a predictable server workload over four years, typical compute, storage, cloud monitoring charges and basic level support costs, and compares those costs to the capital expenditures and operating expenses for a comparable Nutanix solution. Calculations for both models are based on U.S.-based list pricing with assumptions related to typical discount rates in the industry, derived from either published price lists or vendor quotes. IDC’s validation of the cost of ownership models, which was commissioned by us, included a review and validation of the cost of ownership calculation methodology as well as validating the cost assumptions underlying the calculations. See “Risk Factors—Our estimates of end-customer cost savings may not be indicative of the actual benefits that end-customers experience in the future.”

•	Commitment and passion for elegant design: Our passion and appreciation for elegant design inspires us to deliver uncompromisingly simple user experiences. This passion is reflected throughout our platform and customer lifecycle, from planning and sizing, to procurement and deployment, and through scaling and maintenance.

•	Breadth of engineering expertise: We have assembled a strong engineering group with experience spanning many technology domains, including distributed systems, virtualization, storage, networking, enterprise applications and security. Some of our employees are widely recognized in the industry for their expertise and contributions to advancing research and development in their fields. We believe our engineering prowess will enable us to continue innovating rapidly, developing elegant solutions to difficult technical challenges and addressing emerging market opportunities.

•	Focus on customer delight: Our objective is to exceed our customers’ expectations throughout the procurement and support lifecycle. Our award-winning support organization is comprised of highly trained and certified engineers who are able to quickly diagnose and resolve customer support issues, including those caused by independent third-party software or hardware that is deployed in conjunction with our platform. This focus on delighting our customers has led to high customer loyalty, strong customer references and accelerated repeat purchases. Over the last year, we have achieved an average Net Promoter Score of 90, which we believe is among the industry best for IT infrastructure companies based on comparisons against Net Promoter Scores that have been publicly announced by our competitors and peers.[5] Additionally, as of April 30, 2015, 80% of our end-customers who have been with us for 18 months or more have made a repeat purchase, and repurchase orders are often a multiple of the original order value.

•	Diverse and global business: Our platform addresses a common set of critical IT issues which are pervasive across a broad set of workloads. Additionally, our solution can be deployed in both core enterprise datacenters and in sprawling remote and branch office environments. This allows us to sell across a broad range of industries, customer segments and geographies. We have taken advantage of this large opportunity by rapidly expanding our footprint, and we have acquired a diverse customer base across more than 70 countries, with international revenue comprising 32% of total revenue for the nine months ended April 30, 2015.

•	Unique culture: Our culture is based on building a deep understanding of our customers, partners and employees that we believe makes us an attractive company to work with and for. We also foster extensive collaboration and open communication, crowdsourcing of ideas and frequent collection of input that we believe leads to rapid and improved decision-making. We embrace constant experimentation and continually challenge ourselves to extend our competitive edge. The combination of our culture and talented employees has enabled us to solve very difficult technical and business challenges.

[5]	A Net Promoter Score is a measure of customer loyalty ranging from negative 100 to 100 based on the standard question: “On a scale of 0 to 10, with 10 being extremely likely, how likely are you to recommend Nutanix to a friend or colleague?” Our Net Promoter Score is based on end-customers who respond to the survey question, which is automatically generated, when we close a product support ticket, and is automatically calculated and tracked by our support analytics system. Our Net Promoter Score is calculated by using the standard methodology of subtracting the percentage of end-customers who respond that they are not likely to recommend Nutanix from the percentage of end-customers that respond that they are extremely likely to recommend Nutanix.

Our Market Opportunity

Our market opportunity is to replace traditional IT products, including x86 servers, storage systems, virtualization software, cloud management software and systems management software. We believe these categories of traditional IT spending are undergoing significant disruption and budgets are being reallocated to address new technical and business requirements. We capture spend from the following markets:

•	The x86 server market, which according to Gartner, is expected to be $44.5 billion in 2015[6]

•	The storage systems markets, which according to IDC, is expected to be $41.5 billion in 2015

•	The virtualization software market, which according to Gartner, is expected to be $4.1 billion in 2015[7]

•	The cloud management software market, which according to IDC, is expected to be $3.1 billion in 2015

•	The systems management software market, which according to IDC, is expected to be $20.3 billion in 2015

Beyond these five markets, IT budgets are also being directed to public cloud services. Compute and storage, along with associated virtualization and management services, delivered through the public cloud is often described as Infrastructure as a Service, or IaaS. Gartner estimates this market to be $16.5 billion in 2015.8 We believe our XCP provides a compelling alternative to IaaS, while also

[6]	See Gartner note (3) in the section titled “Market and Industry Data.”
[7]	See Gartner note (2) in the section titled “Market and Industry Data.”
[8]	See Gartner note (4) in the section titled “Market and Industry Data.”

providing in the future a seamless path to adopt IaaS for specific workloads, which could influence public cloud adoption patterns and enable us to participate in this growing opportunity.

Some industry research firms have characterized our initial products as hyperconverged infrastructure, which is the first step in our journey to deliver invisible infrastructure in that we make storage “invisible.” This is a market in which we are the leader and remain at the forefront of innovation. According to IDC, during the first half of 2014 we held 52% of the hyperconverged market share. Our technology leadership is a key driver of our rapid revenue growth as we continue to replace traditional infrastructure and participate in the re-allocation of IT budgets towards our technology. According to IDC, hyperconverged systems are expected to grow from $807 million in 2015 to $3.9 billion in 2019, representing a 48% CAGR. Because of the numerous benefits of our solutions, we believe hyperconverged infrastructure could replace traditional infrastructure offerings at a faster rate than IDC predicts and result in evolving market definitions.

Growth Strategy

Key elements of our growth strategy include:

•	Continually innovate and maintain technology leadership: Since inception, we have rapidly innovated from supporting limited applications and a single hypervisor to a full platform that is designed to support all virtualized workloads and multiple hypervisors. In June 2015, we announced Acropolis, which extended our storage fabric, and added new capabilities, including built-in virtualization and application mobility. We also announced the latest version of Prism, which delivers advanced infrastructure analytics and management. We intend to continue to invest in technologies such as virtualization, containers, cloud management, infrastructure analytics and networking to expand our market opportunity.

•	Invest to acquire new end-customers: We completed our first end-customer sale in October 2011, and have since grown to over 1,400 end-customers. We believe this represents a small portion of our potential end-customer base given the breadth of our solutions. We intend to grow our base of end-customers by increasing our investment in sales and marketing, leveraging our network of channel partners and furthering our international expansion. One area of specific focus will be on expanding our position within the Global 2000, where we currently have over 140 end-customers.

•	Continue to drive follow-on sales to existing end-customers: Our end-customers typically deploy our technology initially for a specific workload. Our sales teams and channel partners then seek to systematically target follow-on sales opportunities to drive purchases of additional appliances and higher tier software editions. This allows us to quickly expand our footprint within our existing end-customer base, from follow-on orders that in the aggregate are often multiples of the initial order. We intend to continue to pursue follow-on opportunities within our large and growing end-customer base.

•	Deepen engagement with current partners and establish additional channel and OEM partners to enhance sales leverage: We have established meaningful channel partnerships globally and have driven strong engagement and initial commercial success with several major resellers and distributors. We have established an OEM partnership with Dell and believe that OEMs can augment our routes to market to accelerate our growth. We believe there is a significant opportunity to grow our sales with our partners. We are investing aggressively in sales enablement and co-marketing with our partners, which we believe will provide meaningful leverage to our sales organization. We also intend to attract and engage new channel and OEM partners around the globe.

Our Technology

XCP converges server, virtualization and storage into one software-driven integrated platform. XCP is designed to run on commodity x86 servers with off-the-shelf central processing units, or CPUs, memory and storage media. Our solutions are easy-to-deploy and can be expanded one node at a time, reducing costs associated with overprovisioning. The product is a scalable distributed system and can be formed into very large clusters without any single point of failure or degradation of performance. XCP is comprised of two comprehensive software product families, Acropolis and Prism.

Acropolis: Acropolis provides an open platform designed to address storage, application mobility and virtualization needs for a wide range of workloads that can be run at any scale. This platform offers IT professionals feature-rich turnkey infrastructure with increased flexibility of where to run their applications. Acropolis is comprised of three foundational components that can replace mid-range to high-end storage arrays and standalone virtualization products:

•	Acropolis Distributed Storage Fabric: Building on our Nutanix Distributed File System, the Acropolis Distributed Storage Fabric, or DSF, enables common enterprise storage services across multiple storage protocols and hypervisors.

•	Acropolis Application Mobility Fabric: The Acropolis Application Mobility Fabric, or AMF, provides an open environment capable of delivering intelligent application placement and migration, as well as cross-hypervisor high availability and integrated disaster recovery. Acropolis supports all virtualized applications, and is intended to provide a seamless path to containers and hybrid cloud computing in the future.

•	Acropolis Hypervisor: Our built-in Acropolis Hypervisor is based on widely-used open source hypervisor technology known as Linux KVM, and is enhanced with security, self-healing capabilities and robust virtual machine, or VM, management.

Acropolis delivers enterprise-grade data management services, applied to individual virtual machines or applications to provide our customers with the granular infrastructure control they desire. Acropolis also provides scalable, efficient and secure platform services with built-in virtualization. The rich set of capabilities delivered by Acropolis include:

•	Data protection: Acropolis DSF creates application-centric clones (full copies of the data within a VM) and snapshots (capturing subsequent changes from an initial clone copy) for fine-grained data protection without sacrificing performance or space efficiency. Our innovative Shadow Clones feature provides data consistency across multiple virtual machines without sacrificing performance in multi-reader scenarios due to an innovative distributed caching mechanism. Our disaster recovery, backup and Metro Availability (also known as stretch clustering) features are simple to configure and implement with only a few clicks in our Prism management interface. These features utilize compression techniques and only send fine-grained changes in order to minimize data transfer over low bandwidth wide area links.

•	Intelligent data tiering: Flash devices are used both as a cache and as a persistent data tier in our system. Utilizing our MapReduce massively parallel framework, data is intelligently placed in the optimal storage tier (memory, flash devices and hard drives) to yield maximum performance. This enables us to abstract the underlying storage media and apply different storage technologies in the system without complex administration.

•	Inline and post-process deduplication: Acropolis DSF enables deduplication across the entire system to reduce the storage footprint required and improve performance. Inline deduplication in the content cache, performed before any data is written to disk, can yield significant capacity savings while accelerating performance for configured storage. Post-process deduplication, done after data is written to a disk, is performed and distributed across all nodes in the cluster using MapReduce to minimize system overhead on any individual node.

•	Inline and post-process compression: Acropolis DSF uses an optimized algorithm to increase the effective storage capacity of the system by performing fine-grained compression for increased efficiency and greater capacity savings.

•	Erasure coding: Our proprietary EC-X technology is one of the industry’s first commercial implementations of erasure coding in a hyperconverged infrastructure platform. This technology can increase effective storage capacity by up to 70%, from the prior release of our software.

•	Thin provisioning: Acropolis DSF only allocates physical storage when required by a workload instead of allocating large blocks of physical storage to each workload before storage is actually needed.

•	Encryption: We leverage our distributed systems architecture to provide the most scalable encryption performance in our platform by invoking key management across all available nodes in the system. We utilize commodity hardware such as self-encrypting hard drives to implement transparent encryption of all data-at-rest within our system. Management of encryption keys is performed by third-party software and our technology invokes in a highly scalable parallel manner from the available nodes in the system to provide the highest possible performance.

•	Multi-protocol support: We implement standard storage protocols such as NFS, iSCSI and SMB to deliver broad coverage of enterprise applications and enable our customers to utilize one infrastructure platform for all of their workloads.

•	Scalable NoSQL metadata: We leverage a distributed database system called Cassandra, which we have extensively customized to deliver strict consistency of updates, higher reliability over noisy networks and dramatically improved CPU consumption in low-compute cluster environments such as branch office closets and factory floors. We use lockless techniques to update multiple copies of metadata to dramatically improve scalability of our clusters. This approach also helps us grow and shrink clusters without causing global redistribution of keys – metadata perturbations that can become one of the biggest challenges in large cluster environments.

•	Rolling upgrades: Our data, metadata, and inter-service communication use a web-scale self-describing format called “protobufs” to support backward compatibility and inherent versioning of on-disk data and over-the-network protocols. Acropolis software upgrades can, therefore, be done in a piecemeal rolling fashion without requiring the cluster to be taken offline. Similarly, petabytes of data and terabytes of metadata can be upgraded incrementally over time without disruption to operations.

•	Auto-pathing: Because the Acropolis DSF and AMF run outside of the hypervisor kernel, local applications can survive planned or unplanned downtime of the software-based storage controller. We use ZooKeeper, a web-scale cluster manager service, to detect downtimes, and in the event of storage controller unavailability, we re-route storage traffic to other controllers in the cluster using a software-based patent-pending technique named auto-pathing. This capability also enables rolling (non-disruptive) upgrades in the system.

•	Data locality and intelligent application placement: Because applications and our storage controller run on the same instance of the hypervisor, we deliberately decouple virtualization tasks from the storage fabric so that there is no change to the existing compute-side workflows. With Acropolis DSF and AMF, the onus of detecting application migration and high availability is left to unique auto-detection and leadership-election algorithms that we implement using ZooKeeper. This technique also helps us in moving hot data closer to the application or vice-versa. Data locality is at the heart of our platform, and helps us scale without generating “noisy neighbors” that often overwhelm the network.

•	Multi-hypervisor operations and application mobility: Because our software runs outside the hypervisor kernel, we are able to support multiple hypervisors in both private cloud and public cloud environments. We provide support for heterogeneous computing environments within the same Acropolis DSF instance. Our software controllers can run on top of multiple hypervisors while being part of the same cluster, enabling us to develop a highly innovative and differentiated application mobility feature with Acropolis AMF. This feature will support high availability, disaster recovery, placement and intelligent resource scheduling across multiple hypervisors, including VMware ESXi and Microsoft Hyper-V, as well as our own Acropolis Hypervisor. Acropolis AMF will also allow migration from one hypervisor such as VMware ESXi to another hypervisor such as Acropolis Hypervisor. The underlying Acropolis DSF will be used to abstract out the storage dependencies and Acropolis AMF will automate the workflows of the discrete steps of file format conversion, driver injection and VM provisioning.

•	Hybrid cloud: We currently offer a feature named Cloud Connect that allows customers to back up application data to AWS. Cloud Connect is now part of Acropolis AMF, which will offer extended hybrid cloud capabilities such as disaster recovery and full application bursting to AWS, Microsoft Azure and other cloud providers. This will also support bi-directional application migration across customer datacenters and public clouds including the ability to move workloads back on-premise.

•	Built-in hypervisor with integrated management: Acropolis Hypervisor is based on open-source KVM technology, has been enhanced to support native support for iSCSI and is hardened with enterprise-grade security and self-healing mechanisms. It is also integrated with Prism to deliver streamlined administrator workflows when provisioning, cloning and placing VMs.

Prism: Prism offers a single point of management for server, virtualization and storage resources and provides an end-to-end view of all common administrator workflows, system health, alerts and notifications through a simple, elegant and intuitive interface. Prism features innovative technology that streamlines time-consuming IT tasks, and includes one-click operation of software upgrades, detailed capacity analysis and troubleshooting.

The Prism homepage shows an overview of the cluster, system health and critical alerts:

Prism enables efficient management of enterprise-wide deployments by serving as a central administration point to manage multiple clusters within a datacenter or across multiple sites. Prism is built with HTML5 and can be accessed from any connected device that is HTML5-enabled, including smartphones and tablets. Users can precisely track infrastructure utilization across a distributed environment and add or remove nodes to any cluster in minutes. Software updates and patches can be executed non-disruptively on a rolling basis and do not require the cluster to be brought offline. Prism provides a suite of APIs for integration with third-party cloud management and orchestration systems.

The innovative and powerful capabilities delivered by Prism include:

•	High performance management plane without a single point of failure: Prism is built using a scale-out NoSQL database that provides multiple resiliency and scalability benefits. For example, during rolling upgrades, Prism continues to be available as it leverages the underlying distributed NoSQL framework and is not dependent on any particular node. Also, Prism becomes more powerful as clusters grow because the statistics and configuration data are stored and queried in a distributed fashion.

•	Real-time search and analytics: Prism implements a scale-out analytics database that provides real-time monitoring and troubleshooting capabilities for the applications and hardware resources within XCP. It also provides advanced search capability by leveraging our proprietary machine learning technology with built-in heuristics and business intelligence to quickly analyze large volumes of historical and current system data to generate actionable insights for improving infrastructure performance.

•	Single pane of glass to manage heterogeneous computing environments: Prism unifies management of diverse appliance models, multiple hypervisors and specific elements of public cloud infrastructure, while maintaining the same elegant administrator experience.

•	Secure platform: Prism combines two-factor authentication, cluster lockdown and password policy compliance, with a security development lifecycle that is applied throughout product development to help customers meet their security requirements. XCP is certified across a broad set of evaluation programs to ensure compliance with the strictest standards including FIPS 140-2 and Common Criteria.

•	Proactive infrastructure operations: Prism includes a feature named Pulse that proactively monitors the system health of XCP appliances and will identify hot spots in CPU or storage capacity usage, latency anomalies and likely-to-fail hardware components. This capability enables our support organization to anticipate potential technical issues, thereby providing higher levels of service and faster troubleshooting, while delivering more accurate capacity forecasting.

The Prism planning tool shows how many days or weeks of capacity remain in the cluster given historical usage patterns:

Prism can be configured with personalized dashboards to provide summary views of cluster details appropriate for different administrators:

Our Solutions: Each year since 2012 we have introduced several new appliance models designed and optimized for various use cases and workloads, ranging from the NX-1000 series, which is intended for remote branch office environments, to the all-flash NX-9000 series, which is intended for high-end databases and enterprise applications requiring the highest performance. Our software-driven solution is deployed on commodity x86 servers. Additionally, customers can buy our solutions as stand-alone software offerings and deploy the software on qualified commodity x86 servers. We offer our appliances in a variety of models, including entry level, mid-range, or high-end hardware configurations. Across the breadth of models we offer, our appliances may include one, two or four nodes in a 2U (rack unit) footprint. Our appliances are configured to order, providing our customers with a range of available hardware combinations in terms of CPU, memory, flash devices, hard drives and networking interfaces to meet the specific requirements of customers’ workloads. Our appliances can be mixed and matched with different models in a cluster to provide maximum flexibility and address the requirement to scale storage and compute resources independently.

We also have an OEM partnership with Dell, which purchases our software and packages it with its hardware into the Dell XC Series. Dell provides the XC Series in a range of configurations and also sells associated support offerings, which we and Dell jointly support.

Acropolis is available in different software editions so that our end-customers can easily select the capabilities to meet their infrastructure needs.

•	Starter: The Starter edition offers the core set of our software functionality. This edition is designed for smaller-scale deployments with a limited set of non-critical workloads. The Starter edition is included in the price of each appliance.

•	Pro: The Pro edition offers enhanced data services, along with higher level resilience and management features. This edition is designed for enterprises running multiple applications on a cluster or for large-scale single workload deployments.

•	Ultimate: The Ultimate edition offers the complete suite of our software capabilities, including application mobility and more robust data protection, to meet the most demanding infrastructure requirements. This edition is designed for multi-site deployments and for meeting advanced security requirements.

The complete suite of Prism capabilities is currently included with each Acropolis edition but we expect to license separate editions of Prism in the future.

Our Support Program

We offer technical support to our end-customers around the clock to meet their needs and four hour part replacement for end-customers who purchase our highest level of support. Our support centers are located around the world and are staffed by our employees. We offer technical support in the form of three different subscription and support programs, available in one, three or five-year packages:

•	Basic (Gold): Our Gold Program is an economical choice for single-site or test and development environments that require support during business hours. End-customers receive telephone and web support, and next business day on-site part replacement.

•	Production (Platinum): Our Platinum Program is designed for mid-size to large enterprises that operate business-critical operations. The Platinum Program entitles end-customers to 24 hour support, priority call and case handling and next business day on-site part replacement.

•	Mission Critical (Platinum Plus): Our Platinum Plus Program is designed for large enterprises that operate our products in mission-critical environments. The Platinum Plus Program entitles end-customers to 24 hour support, priority call and case handling, direct access to senior level engineers and up to four hour on-site part replacement.

Our End-Customers

Our solutions address a broad range of workloads, including enterprise applications, databases, VDI, unified communications and big data analytics. We have end-customers across a broad range of industries, including automotive, consumer goods, education, energy, financial services, healthcare, manufacturing, media, public sector, retail, technology and telecommunications. We also sell to service providers who utilize our platform to provide a variety of cloud-based services to their customers. We had a broad and diverse base of over 1,400 end-customers as of April 30, 2015, including many Global 2000 enterprises. Representative end-customers include Activision Blizzard, Inc., Best Buy Co., Inc., Covance Inc., Jabil Circuit, Inc., Kellogg Co., U.S. Department of Defense Office of the Secretary of Defense, Nintendo Co., Ltd., Nordstrom, Inc. and Total S.A. Carahsoft Technology Corp., a distributor to our end-customers, represented 38%, 23%, 26% and 24% of our total revenue for fiscal 2013, fiscal 2014 and for the nine months ended April 30, 2014 and 2015, respectively. For the nine months ended April 30, 2015, Promark Technology Inc., another distributor to our end-customers, also represented 15% of our total revenue.

We define the number of end-customers as the number of end-customers for which we have received an order by the last day of the period indicated. Our count of end-customers does not include partners to which we have sold product for their own demonstration purposes. A single organization or customer may represent multiple end-customers for separate divisions, segments or subsidiaries.

Sales and Marketing

We primarily engage our end-customers through our global sales force who directly interact with key IT decision makers while also providing sales development, opportunity qualification and support to our channel partners. We have established relationships with many of the key resellers and distributors of datacenter infrastructure software and systems in each of the geographic regions where we operate.

We also engage our end-customers through our OEM partner Dell, which purchases our software and packages it with its hardware into the Dell XC Series. Dell products incorporating our software are sold through Dell’s direct sales force and channel partners. We work with Dell to ensure interoperability between our software and Dell’s hardware. We also provide training to Dell’s support personnel, and we coordinate with Dell to collectively resolve support issues for end-customers.

Our channel partners, including Dell, have joined our integrated partner program, the Nutanix Partner Network, which provides market development funds, preferred pricing through deal registration, sales enablement and product training, innovative marketing campaigns and dedicated account support. We also coordinate with Dell on joint marketing activities.

We supplement our sales efforts with our marketing program that includes print and online advertising, corporate and third-party events, demand generation activities, social media promotions, media and analyst relations and communities programs. For example, in June 2015 we hosted our first .NEXT Conference, where approximately 1,000 attendees came to learn about our current and future products and solutions. We also establish deep integration with our ecosystem of third-party technology partners and engage in joint marketing activities with them.

Research and Development

Our research and development efforts are focused primarily on improving current technology, developing new technologies in current and adjacent markets and supporting existing end-customer deployments. Our research and development teams primarily consist of distributed systems software and user interface engineers. Most of our research and development team is based in San Jose, California. We also maintain research and development centers in Bangalore, India, Durham, North Carolina and Seattle, Washington. We plan to dedicate significant resources to our continued research and development efforts.

Research and development expense was $16.5 million and $38.0 million for fiscal 2013 and fiscal 2014, respectively.

Manufacturing

We outsource the assembly of our hardware products to Super Micro Computer, Inc., which assembles and tests our products. It generally procures the components used in our products directly from third-party suppliers. The initial term of our agreement expires in May 2017, with the option to terminate upon each annual renewal thereafter. Our third-party logistics partners handle shipment of our products. Distributors handle fulfillment and shipment for certain end-customers, but do not hold inventory.

Backlog

Products are shipped and billed shortly after receipt of an order, with the majority of our product revenue coming from orders that are received and shipped in the same quarter. Accordingly, we do not believe that our product backlog at any particular time is meaningful because it is not necessarily indicative of future revenue in any given period.

Competition

We operate in the intensely competitive enterprise infrastructure market and compete primarily with companies that sell storage arrays, integrated systems and servers, as well as infrastructure and management software. These markets are characterized by constant change and rapid innovation. Our main competitors fall into the following categories:

•	traditional storage array vendors such as EMC Corporation, NetApp, Inc. and Hitachi Data Systems, which typically sell centralized storage products;

•	traditional IT systems vendors such as Hewlett-Packard Company, Cisco Systems, Inc., Lenovo Group Ltd., Dell, Hitachi Data Systems and IBM Corporation that offer integrated systems that include bundles of servers, storage and networking solutions, as well as a broad range of standalone server and storage products; and

•	software providers such as VMware, Inc. that offer a broad range of virtualization, infrastructure and management products.

In addition, we compete against vendors of hyperconverged infrastructure and software-defined storage products such as VMware, Inc. and smaller emerging companies. As our market grows, we expect it will attract new companies as well as existing larger vendors. Some of our competitors may expand their product offerings, acquire competing businesses, sell at lower prices, bundle with other products, provide closed technology platforms, or otherwise attempt to gain a competitive advantage.

We believe the principal competitive factors in the infrastructure software and systems market include:

•	product features and capabilities;

•	system scalability, performance and resiliency;

•	management and operations, including provisioning, analytics, automation and upgrades;

•	total cost of ownership over the lifetime of the technology;

•	product interoperability with third-party applications, infrastructure software, infrastructure systems and public clouds;

•	application mobility across disparate silos of enterprise computing; and

•	complete customer experience, including support and professional services.

We believe we are positioned favorably against our competitors based on these factors. However, many of our competitors have substantially greater financial, technical and other resources, greater brand recognition, larger sales forces and marketing budgets, broader distribution, and larger and more mature intellectual property portfolios.

Intellectual Property

Our success depends in part upon our ability to protect and use our core technology and intellectual property. We rely on patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements to protect our intellectual property rights. As of April 30, 2015, we had nine United States patents that have been issued or allowed and 49 patent applications pending in the United States. Our issued patents expire between 2031 and 2033. We also integrate open source software into our products.

We control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by U.S. and international copyright laws. Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights, licenses and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology. In addition, we sell extensively internationally, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. We believe that competitors will try to develop products and services that are similar to ours and that may infringe our intellectual property rights. Our competitors or other third-parties may also claim that our platform infringes their intellectual property rights. In particular, leading companies in our industry have extensive patent portfolios. From time to time, third-parties, including certain of these leading companies and non- practicing entities, may assert patent, copyright, trademark and other intellectual property rights against us, our channel partners, or our end-customers, which our standard license and other agreements obligate us to indemnify against such claims. Successful claims of infringement by a third-party could prevent us from distributing certain products or performing certain services, require us to expend time and money to develop non-infringing solutions, or force us to pay substantial damages (including damages if we are found to have willfully infringed patents or copyrights), royalties or other fees. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights. See “Risk Factors—Third-party claims that we are infringing intellectual property, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses, and our business could be harmed” for additional information.

Facilities

Our corporate headquarters are located in San Jose, California where, under two lease agreements that expire in March 2018, we currently lease approximately 100,000 square feet of space and we expect to expand into another approximately 65,000 square feet by February 2016. We also maintain offices in Durham, North Carolina and Seattle, Washington as well as multiple locations internationally, including in Australia, Belgium, China, Germany, India, Japan, South Korea, Malaysia, the Netherlands, Singapore, Thailand, Turkey, United Arab Emirates, and the United Kingdom. We lease all of our facilities and do not own any real property. We expect to add facilities as we grow our employee base and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations.

Employees

We had approximately 1,000 employees worldwide as of April 30, 2015. None of our employees in the United States are represented by a labor organization or is a party to any collective bargaining arrangement. In certain of the European countries in which we operate, we are subject to, and comply with, local labor law requirements in relation to the establishment of works councils. We are often required to consult and seek the consent or advice of these works councils. We have never had a work stoppage and we consider our relationship with our employees to be good.

Legal Proceedings

We are not currently a party to any material legal proceedings that we believe to be material to our business or financial condition. From time to time we may become party to various litigation matters and subject to claims that arise in the ordinary course of business.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of July 31, 2015:

Name	Age	Position(s)
Executive Officers:
Dheeraj Pandey	39	President, Chief Executive Officer and Chairman
Duston M. Williams	57	Chief Financial Officer
Rajiv Mirani	46	Senior Vice President, Engineering
Sunil Potti	44	Senior Vice President, Engineering and Product Management
David Sangster	51	Senior Vice President, Operations
Howard Ting	39	Senior Vice President, Marketing
Sudheesh Nair Vadakkedath	38	Senior Vice President, Worldwide Sales and Business Development

Non-Employee Directors:
Steven J. Gomo(1)	63	Director
Ravi Mhatre(2)(3)	48	Director
Jeffrey T. Parks(1)(2)(3)	34	Director
Michael P. Scarpelli(1)(2)	48	Director
Bipul Sinha	41	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and corporate governance committee

Executive Officers

Dheeraj Pandey co-founded our company and has served as our President and Chief Executive Officer and as the Chairman of our board of directors since our inception in September 2009. Prior to joining us, Mr. Pandey served as Vice President, Engineering at Aster Data Systems (now Teradata Corporation), a data management and analysis software company, from February 2009 to September 2009 and as its Director of Engineering from September 2007 to February 2009. Mr. Pandey holds a B. Tech. in Computer Science from the Indian Institute of Technology, Kanpur, an M.S. in Computer Science from the University of Texas at Austin and was a Graduate Fellow of Computer Science in the Ph.D. program at the University of Texas at Austin. We believe that the perspective and experience that Mr. Pandey brings as our President, Chief Executive Officer and Chairman uniquely qualify him to serve on our board of directors.

Duston M. Williams has served as our Chief Financial Officer since June 2014. Prior to joining us, Mr. Williams served as Chief Financial Officer for Gigamon Inc., a network security company, from March 2012 until June 2014. From March 2011 to January 2012, he served as Chief Financial Officer for SandForce, Inc., a data storage company acquired by LSI Corporation. From July 2010 to February 2011, Mr. Williams served as the Chief Financial Officer of Soraa, Inc., a solid state lighting company. From June 2006 to June 2010, Mr. Williams served as Vice President and Chief Financial Officer of Infinera Corporation, an optical networking systems provider. He currently serves on the board of directors of Applied Micro Circuits Corporation, a fabless semiconductor company. Mr. Williams holds a B.S. in Accounting from Bentley College and an M.B.A. from the University of Southern California.

Rajiv Mirani has served as our Senior Vice President, Engineering since January 2015 and was our Vice President of Engineering from June 2013 to January 2015. Prior to joining us, Mr. Mirani was with Citrix Systems, Inc., a cloud and mobile computing technology company, from November 2005 to June 2013, where he held various senior executive roles, most recently as Vice President, Engineering. Mr. Mirani holds a Bachelor of Technology (B.Tech) in Computer Science and Engineering from the Indian Institute of Technology Delhi and an M.S., M.Phil. and Ph.D. in Computer Science from Yale University.

Sunil Potti has served as our Senior Vice President, Engineering and Product Management since January 2015. Prior to joining us, Mr. Potti was with Citrix Systems, Inc., a cloud and mobile computing technology company, from April 2009 to January 2015, where he most recently served as Vice President and General Manager and previously as Vice President, Product Management and Marketing. Mr. Potti holds a B.E. in Computer Science from Osmania University and an M.S. in Computer Science from Pennsylvania State University.

David Sangster has served as our Senior Vice President, Operations since April 2014 and was our Vice President, Operations from December 2011 to April 2014. Prior to joining us, Mr. Sangster served as Vice President, Manufacturing Technology at EMC Corporation, an IT storage hardware solutions company, from July 2009 to December 2011. Mr. Sangster holds a B.S. in Mechanical Engineering from Massachusetts Institute of Technology, an M.S. in Manufacturing Systems Engineering from Stanford University and an M.B.A. in Operations and Marketing from Santa Clara University.

Howard Ting has served as our Senior Vice President, Marketing since April 2014 and was our Vice President, Marketing and Product Management from October 2012 to April 2014. Prior to joining us, Mr. Ting served as a Senior Director, Corporate Marketing at Palo Alto Networks, Inc., an enterprise security company, from April 2009 to October 2012. Mr. Ting holds a B.S. in Business Administration from the University of California, Berkeley.

Sudheesh Nair Vadakkedath has served as our Senior Vice President, Worldwide Sales and Business Development since April 2014 and was our Vice President of Worldwide Sales from October 2013 to April 2014 and Director of Sales from February 2011 to October 2013. Prior to joining us, Mr. Vadakkedath served as a Consulting Storage Architect for International Business Machines Corporation from May 2009 to February 2011. Mr. Vadakkedath holds a diploma in Instrumentation and Control Engineering with Distinction from Government Polytechnic College, Palghat.

Non-Employee Directors

Steven J. Gomo has served as a member of our board of directors since June 2015. Mr. Gomo served as Executive Vice President, Finance and Chief Financial Officer of NetApp, Inc., a storage and data management company from October 2004 until his retirement in December 2011, as well as Senior Vice President, Finance and Chief Financial Officer from August 2002 to September 2004. He currently serves on the board of directors, as well as the audit committees, of Enphase Energy, Inc., a solar energy management device maker, NetSuite Inc., a business management software company, and SanDisk Corporation, a flash memory storage solutions and software company, and serves as chairman of the audit committees for Enphase Energy and NetSuite. Mr. Gomo holds a B.S. in Business Administration from Oregon State University and an M.B.A. from Santa Clara University. We believe Mr. Gomo is qualified to serve as a member of our board of directors because of his substantial corporate governance, operational and financial expertise gained from holding various executive positions at publicly-traded technology companies and from serving on the board of directors of several public companies.

Ravi Mhatre has served as a member of our board of directors since July 2010. Mr. Mhatre co-founded Lightspeed Venture Partners, a global technology venture capital firm, and has served as managing director of Lightspeed Venture Partners since August 1999. He currently serves on the board of directors of several private companies. Mr. Mhatre holds a B.S. in Electrical Engineering and a B.A. in Economics from Stanford University and an M.B.A. from Stanford University’s Graduate School of Business. We believe Mr. Mhatre is qualified to serve as a member of our board of directors because of his significant corporate finance and business expertise gained from his experience in the venture capital and IT industries, including his time spent serving on the boards of directors of various private technology companies. We also value his perspective as a representative of one of our largest stockholders.

Jeffrey T. Parks has served as a member of our board of directors since December 2013. Mr. Parks founded and has been a general partner of Riverwood Capital, a private equity firm, since January 2008. Mr. Parks currently serves on the board of directors of several privately-held companies. Prior to co-founding Riverwood Capital, Mr. Parks served as an investment executive with KKR & Co. L.L.P., a private equity firm, as an investment professional in the Principal Opportunities Fund at Oaktree Capital Management, an asset management firm, and as an investment banker at UBS, a global financial services company. Mr. Parks holds a B.A. in Economics and Mathematics from Pomona College. We believe Mr. Parks is qualified to serve as a member of our board of directors because of his extensive corporate governance and management experience with technology companies, including as a director and venture capitalist.

Michael P. Scarpelli has served as a member of our board of directors since December 2013. Mr. Scarpelli has served as the Chief Financial Officer of ServiceNow, Inc., a company providing cloud-based solutions, since August 2011. From July 2009 to August 2011, Mr. Scarpelli served as Senior Vice President of Finance and Business Operations of the Backup Recovery Systems Division at EMC Corporation, a computer data storage company. Mr. Scarpelli served as Chief Financial Officer of Data Domain, Inc., an information technology company, from September 2006 to July 2009, when it was acquired by EMC. Mr. Scarpelli holds a B.A. in Economics from the University of Western Ontario. We believe Mr. Scarpelli is qualified to serve as a member of our board of directors because of his substantial corporate governance, operational and financial expertise gained as an executive at several companies in the technology industry.

Bipul Sinha has served as a member of our board of directors since December 2011, and previously served as one of our directors from December 2009 to September 2011. Mr. Sinha has served as a venture partner at Lightspeed Venture Partners since January 2014, and from July 2010 to January 2014, Mr. Sinha served as a principal/partner at Lightspeed Venture Partners. In December 2013, he co-founded Rubrik, Inc., a converged data management provider, and has served as Chief Executive Officer and a director since December 2013. From October 2008 to June 2010, Mr. Sinha served as a principal at Blumberg Capital, a venture capital firm. Mr. Sinha holds a Bachelor of Technology (B.Tech) in Electrical Engineering from Indian Institute of Technology, Kharagpur and an M.B.A. from the Wharton School of the University of Pennsylvania. We believe Mr. Sinha is qualified to serve as a member of our board of directors based on his experience on the boards of directors of privately held technology companies, his corporate management experience with converged web-scale architecture and his experience in private equity and finance.

Selection of Officers

Our executive officers serve at the discretion of our board of directors. There are no familial relationships among our directors and executive officers.

Codes of Business Conduct and Ethics

Upon the completion of this offering, we will have a code of business conduct and ethics that will apply to all of our employees, officers and directors and will be available on the investor relations section of our website. We intend to post any future amendment to our code of business conduct and ethics, and any waivers of such code for directors and executive officers, on the same website or in filings under the Exchange Act. Information on or that can be accessed through our website is not part of this prospectus.

Board Composition

Our board of directors currently consists of six members. Following the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors, with each director serving a staggered, three-year term. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during 2016 for the Class I directors, 2017 for the Class II directors and 2018 for the Class III directors. Our directors will be divided among the three classes as follows:

•	the Class I directors will be and and their terms will expire at the annual meeting of stockholders to be held in 2016;

•	the Class II directors will be and and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	the Class III directors will be and and their terms will expire at the annual meeting of stockholders to be held in 2018.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term shall continue until the election and qualification of his successor, or his earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under Delaware law and our amended and restated certificate of incorporation, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Director Independence

Under the rules of             , independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of an initial public offering. In addition, the rules of              require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of             , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member. Additionally, audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that each of Messrs. Gomo, Mhatre, Parks, Scarpelli and Sinha, representing five of our six directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and were “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of             .

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon completion of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Messrs. Gomo, Parks and Scarpelli, each of whom is a non-employee member of our board of directors. Mr. Scarpelli is the chairman of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of              and the SEC. Our board of directors has also determined that each of Messrs. Gomo and Scarpelli qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of             . The audit committee is responsible for, among other things:

•	selecting and hiring our registered public accounting firm;

•	evaluating the performance and independence of our registered public accounting firm;

•	approving the audit and pre-approving any non-audit services to be performed by our registered public accounting firm;

•	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls or audit matters;

•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements and our publicly filed reports;

•	reviewing and approving in advance any proposed related-person transactions; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Our compensation committee is comprised of Messrs. Mhatre, Parks and Scarpelli, each of whom is a non-employee member of our board of directors. Mr. Parks is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of the              and the SEC, is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The compensation committee is responsible for, among other things:

•	reviewing and approving our President and Chief Executive Officer’s and other executive officers’ annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements and any other benefits, compensation or arrangements;

•	administering our equity compensation plans;

•	overseeing our overall compensation philosophy, compensation plans and benefits programs; and

•	preparing the compensation committee report that the SEC will require in our annual proxy statement.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Mhatre and Parks, each of whom is a non-employee member of our board of directors. Mr. Mhatre serves as the chairman of the committee. Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence under the rules of             . The nominating and corporate governance committee will be responsible for, among other things:

•	evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

•	reviewing and approving conflicts of interest of our directors and officers, other than related-person transactions reviewed by the audit committee.

We intend to post the charters of our audit, compensation and nominating and corporate governance committees, and any amendments thereto that may be adopted from time to time, on our website. Information on or that can be accessed through our website is not part of this prospectus. Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employees of our company. None of our executive officers currently serves, or during fiscal 2015 has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

Mr. Mhatre, a member of our board of directors and our compensation committee, is affiliated with Lightspeed Venture Partners, which is a holder of more than 5% of our capital stock. Entities affiliated with Lightspeed Venture Partners purchased 3,725,435 shares of our Series C convertible preferred stock for a total purchase price of $16.0 million in August 2012, and 686,011 shares of our Series D convertible preferred stock for a total purchase price of $5.0 million in December 2013.

Mr. Parks, a member of our board of directors and our audit, compensation, and nominating and corporate governance committees, is affiliated with Riverwood Capital Partners, which is a holder of more than 5% of our capital stock. Entities affiliated with Riverwood Capital Partners purchased 6,174,108 shares of our Series D convertible preferred stock for a total purchase price of $45.0 million in December 2013 and January 2014.

In connection with the purchases of our convertible preferred stock, we entered into an amended and restated investors’ rights agreement with the holders of such stock, including entities affiliated with Lightspeed Venture Partners and Riverwood Capital Partners. This agreement provides, among other things, that the holders of our preferred stock have the right to request that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, subject to certain exceptions. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Non-Employee Director Compensation

The table below shows the total compensation for each of our non-employee directors during fiscal 2015 for service on our board of directors. Directors who are employees do not receive any additional compensation for their service on our board of directors. We reimburse our non-employee directors for their reasonable out-of-pocket costs and travel expenses in connection with their attendance at board of directors and committee meetings. We did not pay or accrue any compensation for Messrs. Mhatre, Parks or Sinha during fiscal 2015.

Name	Fees Earned or Paid in Cash ($)	Stock Awards($)(1)	Total ($)
Michael P. Scarpelli	20,000	—	20,000
Steven J. Gomo	—	653,500	653,500

(1)	The amounts in this column represent the aggregate grant-date fair value of the award as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant-date fair value of the awards reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus.

The following table lists outstanding equity awards held by our non-employee directors as of July 31, 2015.

Name	Option Awards	Stock Awards
Michael P. Scarpelli	275,000	—
Steven J. Gomo	—	50,000

EXECUTIVE COMPENSATION

Our named executive officers for fiscal 2015, which consist of our principal executive officer and the next two most highly-compensated executive officers, are:

•	Dheeraj Pandey, President, Chief Executive Officer and Chairman;

•	Duston M. Williams, Chief Financial Officer; and

•	Sunil Potti, Senior Vice President, Engineering and Product Management.

2015 Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our named executive officers in fiscal 2015:

Name and Principal Position	Fiscal Year	Salary ($)		Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)		Total ($)
Dheeraj Pandey President, Chief Executive Officer and Chairman	2015	232,500	(3)	21,527,000	42,300	(4)	21,801,800
Duston M. Williams Chief Financial Officer	2015	250,000		1,191,050	42,300		1,483,350
Sunil Potti(5) Senior Vice President, Engineering and Product Management	2015	138,258		8,760,000	4,100		8,902,358

(1)	The amounts in this column represent the aggregate grant-date fair value of the award as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant-date fair value of the awards reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus.
(2)	The amounts reported represent the amounts paid relating to the first half of fiscal 2015 under our executive bonus plan for fiscal 2015, as described in greater detail in the section titled “—Non-Equity Incentive Plan Compensation.” Amounts to be paid relating to the second half of fiscal 2015 are not yet determinable and therefore not reported in this table.
(3)	Pursuant to his employment letter, Mr. Pandey was eligible for the increase in his base salary to be retroactive to April 1, 2014. Mr. Pandey waived this right for a retroactive increase upon signing his employment letter.
(4)	Under our executive bonus plan, Mr. Pandey was eligible to receive a payment of $42,300 based on achievement of plan metrics for the first half of fiscal 2015. However, Mr. Pandey waived his right to receive an incentive payment for the first half of fiscal 2015. Thus, the amounts reported as earned in this column were not paid to Mr. Pandey.
(5)	Mr. Potti joined us in January 2015 and therefore the salary and incentive compensation payable to him was pro-rated for the portion of fiscal 2015 in which he was employed by us.

Non-Equity Incentive Plan Compensation

Fiscal Year 2015 Executive Bonus

We sponsored a fiscal 2015 executive bonus plan, or the Fiscal 2015 Bonus Plan. We intend to restate the Fiscal 2015 Bonus Plan under our Executive Bonus Plan when it is adopted. Our named executive officers for fiscal 2015 were eligible to participate in our Fiscal 2015 Bonus Plan. Incentives under our Fiscal 2015 Bonus Plan were payable based on our achievement of certain company financial targets. For fiscal 2015, the performance metrics were bookings and new end-customer adds. The performance periods in the Fiscal 2015 Bonus Plan were semi-annual. For fiscal 2015, the target incentives for each eligible named executive officer were as follows: (i) Dheeraj Pandey, $150,000;

(ii) Duston Williams, $150,000; and (iii) Sunil Potti, $83,000. Mr. Potti’s annual target incentive is $150,000, but his target for fiscal 2015 was pro-rated because he joined us in January 2015. Amounts for the second half of fiscal 2015 are not yet determinable and the amounts reported in the Summary Compensation Table represent amounts earned in the first semi-annual period for fiscal 2015.

Named Executive Officer Employment Arrangements

Dheeraj Pandey

We entered into an employment letter with Dheeraj Pandey, our President, Chief Executive Officer and Chairman on February 26, 2015. The employment letter does not have a fixed expiration date and Mr. Pandey’s employment is at-will. Mr. Pandey’s current annual base salary is $250,000, and he is currently eligible to earn annual incentive compensation with a target equal to $150,000, based upon achievement of milestones determined by our board of directors or compensation committee for each fiscal year. Pursuant to his employment letter, shortly after its effectiveness, Mr. Pandey was eligible to receive an amount to put him in the same position he would have been in if his base salary change had been paid at the current level since April 1, 2014. Mr. Pandey waived this right to a retroactive increase.

In connection with entering into the employment letter, we granted Mr. Pandey four RSU grants under our 2010 Plan and RSU agreements covering an aggregate of 1,900,000 shares as follows: (1) 1,187,500 shares subject to quarterly time-based vesting over four years, or Time-Based RSUs, provided that a liquidity event (i.e., the occurrence prior to April 15, 2021 of: a change in control transaction or the one-month anniversary of the expiration of the lock-up established in connection with this offering) must occur for vesting to occur, subject to his continued service through each applicable vesting date; (2) 316,666 shares that vest one month after the expiration of the lock-up period established in connection with this offering, subject to his continued service through the applicable vesting date, or IPO RSUs; (3) 197,917 shares that commence vesting on the one-year anniversary of this offering and vest quarterly thereafter over four years, subject his to continued service through the applicable vesting dates, or First Milestone RSUs; and (4) 197,917 shares that commence vesting on the two-year anniversary of this offering and vest quarterly thereafter over four years, subject to his continued service through the applicable vesting dates, or the Second Milestone RSUs. The IPO RSUs, the First Milestone RSUs and the Second Milestone RSUs require the one-month anniversary of the expiration of the lock-up period to occur by April 15, 2019 for vesting to occur. If in connection with a corporate transaction (i.e., a change in control transaction), the Time-Based RSUs are not assumed by our successor, then 100% of the Time-Based RSUs accelerate prior to the corporate transaction. Upon Mr. Pandey’s death or disability, 100% of the Time-Based RSUs accelerate. If during Mr. Pandey’s service, a corporate transaction occurs with net proceeds available to stockholders equal to (x) $5 billion or more, then 100% of the IPO RSUs, the First Milestone RSUs and the Second Milestone RSUs vest; (y) $2.5 billion or more but less than $5 billion, then the 100% of the unvested portion of the IPO RSUs and the First Milestone RSUs vest and the unvested portions of the Second Milestone RSUs terminate without consideration; and (z) less than $2.5 billion, then the unvested portions of the IPO RSUs, the First Milestone RSUs and the Second Milestone RSUs all terminate without consideration.

If, at any time prior to a corporate transaction or more than 12 months following a corporate transaction, Mr. Pandey’s employment is terminated by us other than for cause (as defined below), death or disability or Mr. Pandey resigns for good reason (as defined below), then subject to Mr. Pandey signing a release of claims and complying with certain covenants, Mr. Pandey will receive: (1) continuing payments of base salary for a period of 12 months; (2) a lump-sum payment 60% of the base salary (pro-rated for time served during the year of termination); (3) reimbursement of COBRA premiums for 12 months; (4) acceleration of 50% of the unvested Time-Based RSUs so long as a liquidity event has occurred prior to such termination; and (5) an extended post-termination exercise period of stock options for 24 months after termination.

If, within 12 months following a corporate transaction, Mr. Pandey’s employment is terminated by us other than for cause, death or disability or Mr. Pandey resigns for good reason, then subject to Mr. Pandey signing a release of claims and complying with certain covenants, Mr. Pandey will receive: (1) a lump-sum payment equal to 12 months base salary; (2) 100% of Mr. Pandey’s target bonus for the year of the termination of his employment; (3) reimbursement of COBRA premiums for 12 months; (4) 100% acceleration of the unvested Time-Based RSUs so long as a liquidity event has occurred prior to such termination; and (5) an extended post-termination exercise period of stock options for 24 months after termination.

For purposes of Mr. Pandey’s employment letter, “cause” means generally:

•	an act of dishonesty by him made in connection with his responsibilities as an employee which causes material economic injury to us;

•	his conviction of, or plea of nolo contendere to, a felony or any crime of fraud, embezzlement or moral turpitude;

•	his acts of gross misconduct in the performance of his job duties which cause material economic injury to us;

•	his unauthorized use or disclosure of material proprietary information of ours or any party to whom executive owes an obligation of non-disclosure; or

•	his repeated and intentional failure to follow a lawful directive of the board of directors.

For purposes of Mr. Pandey’s employment letter, “good reason” means generally the occurrence of any of the following without executive’s consent:

•	a significant reduction of his duties, position or responsibilities;

•	a significant reduction in his base salary;

•	a material reduction in employee benefits;

•	his relocation of his primary place of work by more than 50 miles; or

•	any attempt by us or a successor to cancel to terminate his employment letter.

Duston M. Williams

We entered into an employment letter with Duston M. Williams, our Chief Financial Officer, on April 28, 2014. The employment letter has an indefinite term and Mr. Williams’ employment is at-will. Mr. Williams’ current annual base salary is $250,000, and he is currently eligible to earn annual incentive compensation with a target equal to $150,000, based upon achievement of milestones determined by our board of directors or compensation committee for each fiscal year.

In connection with his hire, Mr. Williams was granted two stock option grants covering an aggregate of 1,255,000 shares under our 2010 Plan and stock option agreements, as follows: 1,050,000 shares, or the Time-Based Option, subject to monthly time-based vesting over four years with a 12 month vesting cliff, and 205,000 shares that vest in full on the first of these to occur prior to June 9, 2019: (x) the effective date of this offering; or (y) a triggering event (i.e. a change of control transaction) in which we are valued at $1.5 billion or more.

Mr. Williams’ employment letter provided for a third stock option grant, but due to timing considerations, the grant was made after the end of fiscal 2014 as a grant of 205,000 RSUs, or the Williams RSUs, at an exercise price of $3.20 per share, vesting on the later of June 9, 2017 or the six month anniversary of the effective date of this offering. If the Williams RSUs have not vested by June 9, 2019, then the unvested portion of the Williams RSUs terminate without consideration. If in connection with a triggering event, the Time-Based Option and the Williams RSUs are not assumed by our successor, then the Time-Based Option and the Williams RSUs accelerate in full prior to the triggering event, subject to Mr. Williams signing a release of claims and complying with certain covenants.

If, at any time prior to a triggering event Mr. Williams’ employment is terminated by us other than for cause, then subject to Mr. Williams signing a release of claims and complying with certain covenants, Mr. Williams will receive: continuing payments of base salary for a period of six months and accelerated vesting of 3/48th of Mr. Williams’ Time-Based Option granted in connection with his hire.

If, within 12 months following a triggering event, Mr. Williams’ employment is terminated by us other than for cause or Mr. Williams resigns for good reason, then subject to Mr. Williams signing a release of claims and complying with certain covenants, Mr. Williams will receive: continuing payments of base salary for a period of six months and acceleration in full of the Time-Based Option and the Williams RSUs.

For purposes of Mr. Williams’ employment letter, “cause” has the same meaning as defined in the 2010 Plan and means generally:

•	his willful failure to perform his duties and responsibilities to us or his violation of any written policy;

•	his commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in injury to us;

•	his unauthorized use or disclosure of any proprietary information or trade secrets of ours or any other party to whom executive owes an obligation of nondisclosure as a result of his relationship with us; or

•	his material breach of any of his obligations under any written agreement or covenant with us.

For purposes of Mr. Williams’ employment letter, “good reason” means generally the occurrence of any of the following without executive’s consent:

•	a significant reduction of his duties, position or responsibilities;

•	a significant reduction in his base salary;

•	a material reduction in employee benefits; or

•	relocation of his primary place of work by more than 50 miles.

Sunil Potti

We entered into an employment letter with Sunil Potti, our Senior Vice President, Engineering and Product Management, on January 4, 2015. The employment letter has an indefinite term and Mr. Potti’s employment is at-will. Mr. Potti’s current annual base salary is $250,000, and he is currently eligible to earn annual incentive compensation with a target equal to $150,000, based upon achievement of milestones determined by our board of directors or compensation committee for each fiscal year.

In connection with his hire, Mr. Potti was granted three RSU grants covering an aggregate of 800,000 shares under our 2010 Plan and RSU agreements, as follows: (1) 700,000 shares subject to quarterly time-based vesting over four years with a one-year vesting cliff, or Potti Time-Based RSUs, provided that a liquidity event (i.e., the occurrence prior to January 13, 2022 of: a change in control transaction or the one-month anniversary of the expiration of the lock-up established in connection with this offering, or lock-up expiration) must occur for vesting to occur, subject to his continued service through each applicable vesting date; (2) 50,000 shares that commence vesting on lock-up expiration and vest quarterly thereafter over 42 months, subject his to continued service through the applicable vesting dates, or Potti IPO RSUs; and (3) 50,000 shares that commence vesting on the six month anniversary of lock-up expiration and vest quarterly thereafter over four years, subject to his continued service through the applicable vesting dates, or the Potti Post-IPO RSUs.

If in connection with a triggering event, the Potti Time-Based RSUs, the Potti IPO RSUs and the Potti Post-IPO RSUs are not assumed by our successor, then (i) 50% of the then-unvested Potti Time-Based RSUs and (ii) if this offering occurs prior to January 2020, 50% of the then-unvested Potti IPO RSUs and the Potti Post-IPO RSUs will accelerate prior to the triggering event, subject to Mr. Potti signing a release of claims and complying with certain covenants.

If, at any time prior to a triggering event, Mr. Potti’s employment is terminated by us other than for cause, then subject to Mr. Potti signing a release of claims and complying with certain covenants, Mr. Potti will receive: continuing payments of base salary for a period of six months and accelerated vesting of 3/48th of the Potti Time-Based RSUs; provided no acceleration will occur unless lock-up expiration has occurred by the termination date.

If, upon or within six (6) months following a triggering event, Mr. Potti’s employment is terminated by us other than for cause, then subject to Mr. Potti signing a release of claims and complying with certain covenants, Mr. Potti will receive (i) 50% acceleration of the then-unvested Potti Time-Based RSUs and (ii) if this offering occurs, 50% of the then-unvested Potti IPO RSUs and the Potti Post-IPO RSUs will accelerate prior to such termination.

If during Mr. Potti’s service and prior to the completion of this offering and January 2020, a corporate transaction occurs with net proceeds available to stockholders equal to (x) $5 billion or more, then 50% of the Potti IPO RSUs and the Potti Post-IPO RSUs vest and the unvested portions terminate; and (y) $2.5 billion or more but less than $5 billion, then 50% of the Potti IPO RSUs vest and the unvested portions of the Potti RSUs terminate without consideration and all of the Potti Post-IPO RSUs terminate without consideration.

For purposes of Mr. Potti’s employment letter, “cause” has the same meaning as defined in the 2010 Plan, and as described above in Mr. Williams’ employment letter.

Outstanding Equity Awards at Fiscal 2015 Year-End

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of July 31, 2015:

Named Executive Officer	Grant Date		Option Awards— Number of Securities Underlying Unexercised Options Exercisable (#)	Option Awards— Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Awards— Option Exercise Price ($)	Option Awards— Option Expiration Date	Stock Awards— Number of Shares That Have Not Vested (#)	Stock Awards— Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Dheeraj Pandey	03/28/2012	(2)	886,000	—	0.49	03/27/2022	—	—
	06/13/2012	(2)	705,000	—	0.49	06/12/2022	—	—
	2/26/2015	(3)	—	—	—	—	1,187,500	16,019,375
	2/26/2015	(4)	—	—	—	—	316,666	4,271,824
	2/26/2015	(5)	—	—	—	—	197,917	2,669,900
	2/26/2015	(6)	—	—	—	—	197,917	2,669,900
Duston M. Williams	06/19/2014	(7)	1,050,000	—	3.20	06/18/2024	—	—
	06/19/2014	(8)	—	205,000	3.20	06/18/2024	—	—
	10/22/2014	(9)	—	—	—	—	205,000	2,109,450	(10)
Sunil Potti	1/26/2015	(11)	—	—	—	—	700,000	9,443,000
	1/26/2015	(12)	—	—	—	—	50,000	674,500
	1/26/2015	(13)	—	—	—	—	50,000	674,500

(1)	This amount reflects the fair market value of our common stock of $13.49 as of July 31, 2015 (the determination of the fair market value by our board of directors as of the most proximate date) multiplied by the amount shown in the column for the Number of Shares That Have Not Vested.
(2)	Fully vested as of March 15, 2014.
(3)	1/16th of the RSUs will vest on each quarterly anniversary of April 15, 2014; provided, that a liquidity event (i.e. the occurrence prior to April 15, 2021 of (i) a change of control transaction or (ii) the one-month anniversary of the expiration of the lock-up established in connection with this offering) must occur for vesting to occur, in each case subject to continued service to us. Subject to accelerated vesting terms as described in the section titled “—Named Executive Officer Employment Arrangements.”
(4)	All of the RSUs vest on the one-month anniversary of the expiration of the lock-up established in connection with this offering; provided, that such event occurs prior to April 15, 2019, and subject to continued service to us. Subject to accelerated vesting terms as described in the section titled “—Named Executive Officer Employment Arrangements.”
(5)	1/16th of the RSUs will vest on each quarterly anniversary of the one year anniversary of this offering; provided, that such event occurs prior to April 15, 2019, and subject to continued service with us. Subject to accelerated vesting terms as described in the section titled “—Named Executive Officer Employment Arrangements.”
(6)	1/16th of the RSUs will vest on each quarterly anniversary of the two year anniversary of this offering; provided, that such event occurs prior to April 15, 2019, and subject to continued service with us. Subject to accelerated vesting terms as described in the section titled “—Named Executive Officer Employment Arrangements.”
(7)	One-fourth of the shares subject to the option vested on June 9, 2015, and one forty-eighth of the shares subject to the option vest monthly thereafter, in each case, subject to continued service to us. The option contains an early-exercise provision and is exercisable as to unvested shares, subject to our right of repurchase. Subject to accelerated vesting terms as described in the section titled “—Named Executive Officer Employment Arrangements.”
(8)	All of the shares subject to the option vest on the first to occur prior to June 9, 2019 of: (i) the effective date of our initial public offering; or (ii) the closing of a change of control type transaction in which we are valued at $1.5 billion or more, subject to continued service with us.
(9)	All of the RSUs vest on the later of (i) June 9, 2017 or (ii) the six month anniversary of the effective date of this offering, subject to continued service with us. If vesting has not occurred prior to June 9, 2019, then the RSUs terminate. Subject to accelerated vesting terms as described in the section titled “—Named Executive Officer Employment Arrangements.”
(10)	Market value of the RSUs is net of a $3.20 per share exercise price. The award is automatically exercised on the vesting date.
(11)	One-fourth of the RSUs will vest on January 13, 2016, and 1/16th of the RSUs will vest on each quarterly anniversary thereafter; provided, that a liquidity event (i.e. the occurrence prior to January 13, 2022 of (i) a change of control transaction or (ii) the one-month anniversary of the expiration of the lock-up established in connection with this offering) must occur for vesting to occur, in each case subject to continued service to us. Subject to accelerated vesting terms as described in the section titled “—Named Executive Officer Employment Arrangements.”
(12)	1/14th of the RSUs will vest on each quarterly anniversary of the one-month anniversary of the expiration of the lock-up established in connection with this offering, subject to continued service with us. Subject to accelerated vesting terms as described in the section titled “—Named Executive Officer Employment Arrangements.”
(13)	1/16th of the RSUs will vest on each quarterly anniversary of the seven-month anniversary of the expiration of the lock-up established in connection with this offering, subject to continued service with us. Subject to accelerated vesting terms as described in the section titled “—Named Executive Officer Employment Arrangements.”

Employee Benefit and Stock Plans

2015 Equity Incentive Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders to approve our 2015 Plan. Subject to stockholder approval, our 2015 Plan will be effective one business day prior to the effective date of the registration statement of which this prospectus forms a part. Our 2015 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares.    A total of              shares of our common stock will be reserved for issuance pursuant to our 2015 Plan. In addition, the shares to be reserved for issuance under our 2015 Plan will also include (i) the shares of our common stock reserved but unissued under our 2010 Plan and our 2011 Plan as of the effective date of the registration statement of which this prospectus forms a part, and (ii) shares of our common stock returned to our 2010 Plan and our 2011 Plan as the result of expiration or termination of awards after the effective date of the registration statement of which this prospectus forms a part (provided that the maximum number of shares that may be added to our 2015 Plan pursuant to (i) and (ii) is                      shares). The number of shares available for issuance under our 2015 Plan will also include an annual increase on the first day of each fiscal year beginning in fiscal 2017, equal to the least of:

•	shares;

•	% of the outstanding shares of common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Plan Administration.    Our board of directors or one or more committees appointed by our board of directors, will administer our 2015 Plan. Our compensation committee will administer our 2015 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, our compensation committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. In addition, if we determine it is desirable to qualify transactions under our 2015 Plan as exempt under Rule 16b-3 of the Exchange Act, or Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2015 Plan, the administrator will have the power to administer the plan, including but not limited to, the power to interpret the terms of the 2015 Plan and awards granted thereunder, to create, amend and revoke rules relating to our 2015 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator will also have the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type, which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options.    Stock options may be granted under our 2015 Plan. The exercise price of options granted under our 2015 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised after the expiration of its term. Subject to the provisions of our 2015 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation right agreement. However, in no event may a stock appreciation right be exercised after the expiration of its term. Subject to the provisions of our 2015 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock.    Restricted stock may be granted under our 2015 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2015 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us; provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.    RSUs may be granted under our 2015 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2015 Plan, the administrator will determine the terms and conditions of RSUs, including the vesting criteria, which may include accomplishing specified performance criteria or continued service to us, and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2015 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance unit or performance share. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside Directors.    Our 2015 Plan will provide that all non-employee directors will be eligible to receive all types of awards, except for incentive stock options, under our 2015 Plan. During any fiscal year, a non-employee director may not be granted (i) cash-settled awards with a grant date fair value (determined in accordance with GAAP) of more than $        , increased to $         in connection with his or her initial service, or (ii) stock-settled awards with a grant date fair value of more than $        , increased to $         in connection with his or her initial service.

Non-Transferability.    Unless the administrator provides otherwise, our 2015 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2015 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2015 Plan and the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2015 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.    Our 2015 Plan will provide that in the event of a “merger” or “change in control,” as defined under our 2015 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, RSUs and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment, Termination.    The administrator will have the authority to amend, suspend or terminate our 2015 Plan, provided such action does not impair the existing rights of any participant without his or her consent. Our 2015 Plan will automatically terminate in 2025, unless we terminate it sooner.

2015 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders to approve our ESPP. Subject to stockholder approval, our ESPP will be effective as of the date it is adopted by our board of directors. We believe that allowing our employees to participate in our ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized Shares.    A total of                          shares of our common stock are available for sale under our ESPP. The number of shares of our common stock available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning in fiscal 2017, equal to the least of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Plan Administration.    Our compensation committee will administer our ESPP, and have full but non-exclusive authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of our ESPP, as described below.

Eligibility.    Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase shares of our common stock under our ESPP if such employee:

•	immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase shares of our common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year.

Offering Periods.    Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. Our ESPP provides for         -month offering periods. The offering periods are scheduled to start on the first trading day on or after              and              of each year, except for the first offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after             . Each offering period will include purchase periods, which will be the approximately six-month period commencing with one exercise date and ending with the next exercise date.

Contributions.    Our ESPP permits participants to purchase shares of our common stock through payroll deductions of up to     % of their eligible compensation. A participant may purchase a maximum of              shares of our common stock during a purchase period.

Exercise of Purchase Right.    Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be     % of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability.    A participant may not transfer rights granted under our ESPP. If our compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution or as otherwise provided under our ESPP.

Merger or Change in Control.    Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination.    The administrator has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our ESPP. Our ESPP automatically will terminate in 2035, unless we terminate it sooner.

2010 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2010 Stock Plan in June 2010.

Authorized Shares.    Our 2010 Plan will be terminated in connection with this offering and, accordingly, no shares will be available for issuance under our 2010 Plan after that time. Our 2010 Plan will continue to govern outstanding awards granted thereunder. As of April 30, 2015, 48,466,371 shares of our common stock were reserved for issuance under our 2010 Plan. Our 2010 Plan provided for the grant of incentive stock options, nonstatutory stock options, restricted stock and RSUs. As of April 30, 2015, options to purchase 26,433,682 shares of our common stock remained outstanding, and there were 4,117,218 RSUs outstanding.

Plan Administration.    Our board of directors or one or more committees appointed by our board of directors administers our 2010 Plan. Following this offering, we anticipate that our compensation committee will administer our 2010 Plan. Subject to the provisions of our 2010 Plan, the administrator has the power to administer the plan, including but not limited to, the power to: determine the fair market value of our common stock; select recipients of awards; determine shares covered by each award; approve form agreements under our 2010 Plan; determine the terms and conditions of awards; amend outstanding awards or any agreements related to such awards; determine when an option may be settled in cash; implement an option exchange program; in accordance with applicable laws, grant awards to non-U.S. recipients and modify the terms of such grants; and construe and interpret our 2010 Plan. The administrator may also at any time offer to buy out any option for a payment in cash or shares.

Stock Options.    In general, the exercise price per share of all options equals at least 100% of the fair market value per share of our common stock on the date of grant. The term of an option does not exceed 10 years. An incentive stock option held by a participant who owned more than 10% of the total combined voting power of all classes of our stock, or any parent or subsidiary corporations, does not have a term in excess of five years and has an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. After the termination of service, the participant may generally exercise his or her option, to the extent vested as of such date of termination, for three months following a termination in general (or such other time periods set forth in the option agreement). An option has longer exercisability if termination is on account of death or disability. If termination is for cause, the option will be immediately forfeited. However, in no event may an option be exercised later than the expiration of its term.

Restricted Stock.    The administrator determined the number of shares of restricted stock granted to any participant and the terms and conditions of such awards. The administrator could impose whatever conditions to vesting it determines to be appropriate. Recipients of restricted stock awards generally have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provided otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.    RSUs may be granted under our 2010 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2010 Plan, the administrator will determine the terms and conditions of RSUs, including the vesting criteria, which may include accomplishing specified performance criteria or continued service to us, and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Non-Transferability.    Our 2010 Plan generally does not allow for the transfer of options and only the recipient of an option may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization without our receipt of consideration, the number and class of shares of our common stock covered by each outstanding award, the exercise price per share of each outstanding award, any repurchase price per share applicable to shares issued pursuant to any award and the number of any class of shares available for issuance under our 2010 Plan will be appropriately adjusted. In the event of our proposed liquidation or dissolution, all outstanding awards terminate immediately prior to such event.

Corporate Transaction.    Our 2010 Plan provides that in the event of a corporate transaction (as defined in our 2010 Plan), which generally includes a merger, consolidation or sale of all or substantially all of our assets, each outstanding award will either be (i) assumed or substituted for an equivalent award or (ii) terminated in exchange for a payment for the vested and exercisable immediately prior to the corporate transaction portion of the award (less any exercise price for that portion of the award). In the event that the successor corporation does not agree to such assumption, substitution or exchange, the awards will terminate immediately prior to such event.

Amendment; Termination.    Our board of directors may amend our 2010 Plan at any time, provided that such amendment generally may not materially and adversely affect the rights of any holder of outstanding awards without the award holder’s consent. As noted above, in connection with this offering, our 2010 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2011 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2011 Stock Plan in December 2011.

Authorized Shares.    Our 2011 Plan will be terminated in connection with this offering and, accordingly, no shares will be available for issuance under our 2011 Plan after that time. Our 2011 Plan will continue to govern outstanding awards granted thereunder. As of April 30, 2015, 3,707,000 shares of our common stock were reserved for issuance under our 2011 Plan. Our 2011 Plan provides for the grant of incentive stock options, nonstatutory stock options and restricted stock. As of April 30, 2015, options to purchase 1,801,378 shares of our common stock remained outstanding.

Plan Administration.    Our board of directors or one or more committees appointed by our board of directors administers our 2011 Plan. Following this offering, we anticipate that our compensation committee will administer our 2011 Plan. Subject to the provisions of our 2011 Plan, the administrator has the power to administer the plan, including but not limited to, the power to: determine the fair market value of our common stock; select recipients of awards; determine shares covered by each award; approve form agreements under our 2011 Plan; determine the terms and conditions of awards; amend outstanding awards or any agreements related to such awards; determine when an option may be settled in cash; implement an option exchange program; in accordance with applicable laws, grant awards to non-U.S. recipients and modify the terms of such grants; and construe and interpret our 2011 Plan. The administrator may also at any time offer to buy out any option for a payment in cash or shares.

Stock Options.    The exercise price per share of all options equals at least 100% of the fair market value per share of our common stock on the date of grant. The term of an option does not exceed 10 years. An incentive stock option held by a participant who owned more than 10% of the total combined voting power of all classes of our stock, or any parent or subsidiary corporations, does not have a term in excess of five years and has an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. After the termination of service, the participant may generally exercise his or her option, to the extent vested as of such date of termination, for three months following a termination in general (or such other time periods set forth in the option agreement). An option has longer exercisability if termination is on account of death or disability. If termination is for cause, the option will be immediately forfeited. However, in no event may an option be exercised later than the expiration of its term.

Restricted Stock.    The administrator determined the number of shares of restricted stock granted to any participant and the terms and conditions of such awards. The administrator could impose whatever conditions to vesting it determines to be appropriate. Recipients of restricted stock awards generally have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provided otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Non-Transferability.    Our 2011 Plan generally does not allow for the transfer of options and only the recipient of an option may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain changes in our capitalization without our receipt of consideration, the number of shares of our common stock covered by each outstanding award, the exercise price per share of each outstanding award, and the number of shares available for issuance under our 2011 Plan will be appropriately adjusted. In the event of our proposed liquidation or dissolution, all outstanding awards terminate immediately prior to such event.

Corporate Transaction.    Our 2011 Plan provides that in the event of a corporate transaction (as defined in our 2011 Plan), which generally includes a merger, consolidation or sale of all or substantially all of our assets, each outstanding award will either be (i) assumed or substituted for an equivalent award or (ii) terminated in exchange for a payment for the vested portion of the award (less any exercise price for that portion of the award). In the event that the successor corporation does not agree to such assumption, substitution or exchange, the awards will terminate immediately prior to such event.

Amendment; Termination.    Our board of directors may amend our 2011 Plan at any time, provided that such amendment generally may not materially and adversely affect the rights of any holder of outstanding awards without the award holder’s consent. As noted above, in connection with this offering, our 2011 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

Executive Bonus Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt an Executive Bonus Plan. Our Executive Bonus Plan will allow our compensation committee to provide incentive awards to employees selected by our compensation committee, including our named executive officers, which may but need not be based upon performance goals established by our compensation committee.

401(k) Plan

We maintain a tax-qualified retirement plan, or our 401(k) plan, that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Participants are able to defer up their eligible compensation subject to applicable annual Internal Revenue Service limits. All participants’ interests in their deferrals are 100% vested when contributed. Our 401(k) plan permits us to make matching contributions and discretionary contributions to eligible participants.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into and expect to continue to enter into agreements to indemnify each of our current directors, officers and some employees. With specified exceptions, these agreements provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. Our directors who are affiliated with venture capital firms also have certain rights of indemnification provided by their venture capital funds and the affiliates of those funds (together, the Fund Indemnitors). We have agreed to indemnify the Fund Indemnitors to the extent of any claims asserted against the Fund Indemnitors that arise solely from the status or conduct of these directors in their capacity as directors of us, which indemnification arrangements terminate upon the completion of this offering. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed above in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since August 1, 2012 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or entities affiliated with them, or any immediate family members of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Equity Financing Transactions

Series C Convertible Preferred Stock Financing

In August 2012, we sold an aggregate of 7,683,710 shares of our Series C convertible preferred stock at a purchase price of $4.2948 per share for an aggregate purchase price of approximately $33.0 million. Each share of our Series C convertible preferred stock will convert automatically into one share of our common stock upon completion of this offering. Purchasers of our Series C convertible preferred stock include venture capital funds that hold 5% or more of our capital stock or were represented on our board of directors. The following table summarizes the number of shares of our Series C convertible preferred stock and the total purchase price paid by these related persons:

Name of Stockholder	Shares of Series C Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Khosla Ventures(1)	2,095,557	$8,999,998
Entities affiliated with Lightspeed Venture Partners(2)(3)	3,725,435	15,999,998

(1)	Entities affiliated with Khosla Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information Khosla Ventures IV (CF), L.P. and Khosla Ventures IV, L.P.
(2)	Entities affiliated with Lightspeed Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information Lightspeed Venture Partners VII, L.P. and Lightspeed Venture Partners VIII, L.P. Ravi Mhatre, a member of our board of directors, is affiliated with Lightspeed Venture Partners.
(3)	Bipul Sinha, a member of our board of directors, is currently affiliated with Lightspeed Venture Partners.

Series D Convertible Preferred Stock Financing

In December 2013 and January 2014, we sold an aggregate of 13,857,438 shares of our Series D convertible preferred stock at a purchase price of $7.2885 per share for an aggregate purchase price of approximately $101.0 million. Each share of our Series D convertible preferred stock will convert automatically into one share of our common stock upon completion of this offering. Purchasers of our Series D convertible preferred stock include venture capital funds that hold 5% or more of our capital stock or were represented on our board of directors. The following table summarizes the number of shares of our Series D convertible preferred stock and the total purchase price paid by these related persons:

Name of Stockholder	Shares of Series D Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Khosla Ventures(1)	686,012	$4,999,998
Entities affiliated with Lightspeed Venture Partners(2)(3)	686,011	4,999,991
Entities affiliated with Riverwood Capital Partners(4)	6,174,108	44,999,986

(1)	Entities affiliated with Khosla Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information Khosla Ventures IV (CF), L.P. and Khosla Ventures IV, L.P.
(2)	Entities affiliated with Lightspeed Venture Partners holding our securities who shares are aggregated for purposes of reporting share ownership information Lightspeed Venture Partners VII, L.P. and Lightspeed Venture Partners VIII, L.P. Ravi Mhatre, a member of our board of directors, is affiliated with Lightspeed Venture Partners.
(3)	Bipul Sinha, a member of our board of directors, is currently affiliated with Lightspeed Venture Partners.
(4)	Entities affiliated with Riverwood Capital Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Riverwood Capital Partners L.P., Riverwood Capital Partners (Parallel-A) L.P. and Riverwood Capital Partners (Parallel-B) L.P. Jeffrey T. Parks, a member of our board of directors, is affiliated with Riverwood Capital Partners.

Series E Convertible Preferred Stock Financing

In August and September 2014, we sold an aggregate of 10,823,724 shares of our Series E convertible preferred stock at a purchase price of $13.3965 per share for an aggregate purchase price of approximately $145.0 million. Each share of our Series E convertible preferred stock will convert automatically into one share of our common stock upon completion of this offering. Purchasers of our Series E convertible preferred stock include certain affiliated funds that, in the aggregate, hold 5% or more of our capital stock. The following table summarizes the number of shares of our Series E convertible preferred stock and the total purchase price paid by these related persons:

Name of Stockholder	Shares of Series E Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Fidelity(1)	7,464,637	$100,000,010

(1)	Entities affiliated with Fidelity holding our securities whose shares are aggregated for purposes of reporting share ownership information include 16 accounts managed by direct or indirect subsidiaries of FMR LLC.

Transactions with Directors and Officers

We have contracted with Garnish Events, LLC, or Garnish, to plan and manage various conferences and other corporate events organized by us. Emily Ward is a co-founder of Garnish and is the spouse of Howard Ting, our Senior Vice President, Marketing. We pay Garnish a fee for their event planning services and reimburse any out-of-pocket costs incurred by them during the course of providing these services. In addition, to the extent that the events being planned involve hotel reservations, we enter into contracts with the hotel for room blocks and conference room reservations, and Garnish earns a commission from the hotels based on the value of the rooms reserved by us for the event, and the fees we pay to Garnish for their services in part assumes that they receive these commissions and are subject to adjustment if they do not. In fiscal 2013, for the events that Garnish helped plan, we paid Garnish a total of approximately $11,000 in fees and reimbursements for their event planning services. In addition, Garnish earned a total of approximately $3,000 in commissions from hotel reservations. In fiscal 2014, for the events that Garnish helped plan, we paid Garnish a total of approximately $82,000 in fees and reimbursements for their event planning services. In addition, we paid an aggregate of approximately $782,000 in hotel fees for the events that occurred during fiscal 2014, in connection with which Garnish earned a total of approximately $49,000 in commissions. In fiscal 2015, we paid or are in the process of paying Garnish for a total of approximately $82,000 in fees and reimbursements for their event planning services. In addition, we have paid an aggregate of approximately $1,095,000 in hotel fees for the events that have occurred in fiscal 2015, in connection with which Garnish has earned a total of approximately $150,000 in commissions. We currently have contracts with Garnish for other events that are expected to be held through August 2015, for which estimated fees payable to Garnish total approximately $38,000, and we do not expect to continue using Garnish’s services after these events have been completed.

Stock Option Grants to Executive Officers and Directors

We have granted stock options and RSUs to our named executive officers and two of our non-employee directors. For a description of these options, see the sections titled “Executive Compensation—Outstanding Equity Awards at Fiscal 2015 Year-End” and “Management—Non-Employee Director Compensation.”

Offer Letters

We have entered into offer letters and other arrangements containing compensation, termination and change of control provisions, among others, with certain of our executive officers as described under the caption “Executive Compensation—Named Executive Officer Employment Arrangements.”

Additionally, we have entered into an offer letter with board member Michael P. Scarpelli. Our agreement with Mr. Scarpelli provides that he will be granted a stock option to purchase 275,000 shares of our common stock under our 2010 Plan and is entitled to an annual retainer of $20,000, which is payable in quarterly installments. Accordingly, a stock option to purchase 275,000 shares of our common stock was granted to Mr. Scarpelli in fiscal 2014.

Amended and Restated Investors’ Rights Agreement

We entered into an amended and restated investors’ rights agreement with the holders of our convertible preferred stock, including entities affiliated with each of Khosla Ventures, Lightspeed Venture Partners, Blumberg Capital II, L.P., Fidelity and Riverwood Capital Partners which each hold 5% or more of our capital stock or of which certain of our directors are affiliated. This agreement provides, among other things, that the holders of our preferred stock have the right to request that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing, subject to certain exceptions. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered or will enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. For more information regarding these agreements, see the section titled “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Policies and Procedures for Related-Party Transactions

Effective upon the completion of this offering, we will have a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock and any member of the immediate family of any of the foregoing persons, is not permitted to enter into a related-party transaction with us without the consent of our audit committee, subject to the exceptions described below.

In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party’s interest in the transaction. Our audit committee has determined that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company’s shares and the aggregate amount involved does not exceed $120,000 in any fiscal year, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis and transactions available to all employees generally.

We believe that we have executed all of the transactions set forth above on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee of our board of directors and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 2015, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock, and as adjusted to reflect the sale of common stock in this offering, for:

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock;

•	each of our current directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	all selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership prior to this offering is based on 120,993,305 shares of common stock outstanding as of June 30, 2015, after giving effect to the automatic conversion of all outstanding shares of preferred stock into an aggregate of 76,319,511 shares of our common stock. Applicable percentage ownership after this offering assumes that                  shares of our common stock will be issued by us in this offering and that the underwriters will not exercise their option to purchase additional shares. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to equity awards held by that person or entity that are currently exercisable or that will become exercisable within 60 days of June 30, 2015. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Nutanix, Inc., 1740 Technology Drive, Suite 150, San Jose, California 95110.

	Beneficial Ownership Prior to this Offering		Shares Being Offered	Beneficial Ownership After this Offering
Name of Beneficial Owner	Number	Percent (%)		Number	Percent (%)
5% Stockholders:
Entities affiliated with Lightspeed Venture Partners(1)	27,978,979	23.1
Entities affiliated with Khosla Ventures(2)	13,274,060	11.0
Entities affiliated with Mohit Aron(3)	11,249,524	9.3
Blumberg Capital II, L.P.(4)	7,647,095	6.3
Entities affiliated with Fidelity(5)	7,464,637	6.2
Entities affiliated with Riverwood Capital Partners(6)	6,174,108	5.1

	Beneficial Ownership Prior to this Offering		Shares Being Offered	Beneficial Ownership After this Offering
Name of Beneficial Owner	Number	Percent (%)		Number	Percent (%)
Named Executive Officers and Directors:
Dheeraj Pandey(7)	11,347,592	9.3
Duston M. Williams(8)	1,255,000	1.0
Sunil Potti(9)	—	—
Steven J. Gomo(10)	—	—
Ravi Mhatre(11)	27,978,979	23.1
Jeffrey T. Parks(12)	6,174,108	5.1
Michael P. Scarpelli(13)	275,000	*
Bipul Sinha	—	—
All executive officers and directors as a group (12 persons)(14)	51,440,679	40.4
Other Selling Stockholders:

*	Represents beneficial ownership of less than one percent.
(1)	Consists of (i) 10,352,222 shares held of record by Lightspeed Venture Partners VII, L.P., or Lightspeed VII, and (ii) 17,626,757 shares held of record by Lightspeed Venture Partners VIII, L.P., or Lightspeed VIII. Lightspeed Ultimate General Partner VII, Ltd., or LUGP VII, is the sole general partner of Lightspeed General Partner VII, L.P., or LGP VII, which serves as the sole general partner of Lightspeed VII. Lightspeed Ultimate General Partner VIII, Ltd., or LUGP VIII, is the sole general partner of Lightspeed General Partner VIII, L.P., or LGP VIII, which serves as the sole general partner of Lightspeed VIII. Barry Eggers, Ravi Mhatre, Peter Y. Nieh and Christopher J. Schaepe, the directors of LUGP VII and LUGP VIII, share voting and dispositive power with respect to the shares held of record by Lightspeed VII and Lightspeed VIII. The address for each of these entities is 2200 Sand Hill Road, Menlo Park, California 94025.
(2)	Consists of (i) 797,640 shares held of record by Khosla Ventures IV (CF), L.P., or KV IV CF, and (ii) 12,476,420 shares held of record by Khosla Ventures IV, L.P., or KV IV LP. The general partner of KV IV CF and KV IV LP is Khosla Ventures Associates IV, LLC, or KVA IV. VK Services, LLC is the sole manager of KVA IV. Vinod Khosla is the managing member of VK Services, LLC. Each of Mr. Khosla, VK Services, LLC and KVA IV may be deemed to share voting and dispositive power over the shares held by KV IV CF and KV IV LP. The address for each of these entities is 2128 Sand Hill Road, Menlo Park, California 94025.
(3)	Consists of (i) 7,370,514 shares held of record by Mohit Aron and (ii) 3,879,010 shares held of record by The 2009 Aron Family Dynasty Trust, for the benefit of the minor children of Dr. Aron who live in Dr. Aron’s household. The trustee is North Point Trust, a corporate trustee, whose address is 333 West Boulevard, Suite 400, P.O. Box 1421, Rapid City, South Dakota 57709.
(4)	Consists of (i) 6,946,361 shares held of record by Blumberg Capital II, L.P., or Blumberg II LP, and (ii) 700,734 shares issuable upon exercise of warrants held of record by Blumberg II LP. David J. Blumberg, the managing member of Blumberg Capital Management II, L.L.C., the general partner of Blumberg II LP, has sole voting and dispositive power with respect to the shares held of record by Blumberg II LP. The address for each of these entities is 580 Howard Street, Suite 101, San Francisco, California 94105.
(5)	Consists of 7,464,637 shares held of record by 16 accounts managed by direct or indirect subsidiaries of FMR LLC. Edward C. Johnson III is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman and the President of FMR LLC and shares voting and dispositive power with respect to all shares held by such entities. Members of the family of Edward C. Johnson III, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, as amended, or Investment Company Act, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson III nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or Fidelity Funds, advised by Fidelity Management & Research Company, or FMR Co, a wholly-owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for FMR LLC is 245 Summer Street, V13H, Boston, Massachusetts 02110.
(6)

Consists of (i) 3,531,179 shares held of record by Riverwood Capital Partners L.P., (ii) 1,217,430 shares held of record by Riverwood Capital Partners (Parallel-A) L.P. and (iii) 1,425,499 shares held of record by Riverwood Capital Partners (Parallel-B) L.P., collectively, the Riverwood Entities. Riverwood Capital II, LP is the general partner of the Riverwood Entities. The general partner of Riverwood Capital II, LP is Riverwood Capital II GP Ltd. Riverwood Capital II, LP and Riverwood Capital II GP Ltd. may be deemed to have shared voting and dispositive power over, and be deemed to be indirect beneficial owners of, shares directly held by the Riverwood Entities. All investment decisions with respect to the shares held by the Riverwood Entities are made by a majority vote of a six-member investment committee, comprised of Michael Marks, Christopher P. Varelas, Nicholas Brathwaite, Thomas Smach, Francisco Alvarez-Demalde and Jeffrey T. Parks. All voting decisions over the shares held by the Riverwood Entities are made by a majority vote of Riverwood Capital II GP Ltd.’s eleven shareholders. Accordingly, no single natural person controls investment or voting decisions with respect to the shares held by the Riverwood Entities. The address for each of these entities is c/o Riverwood Capital Management, 70 Willow Road, Suite 100, Menlo Park, California 94025.
(7)	Consists of (i) 6,756,592 shares held of record by Dheeraj Pandey and Swapna Pandey, Trustees of the Pandey Revocable Trust for which Mr. Pandey and Mr. Pandey’s spouse serve as trustees, (ii) 2,500,000 shares held of record by The Pandey Irrevocable Descendants’ Trust for which Mr. Pandey’s spouse serves as trustee, (iii) 500,000 shares held of record by the Swapna Pandey 2014 Irrevocable Descendant’s Trust, for which Mr. Pandey serves as trustee, and (iv) 1,591,000 shares subject to options exercisable within 60 days of June 30, 2015, all of which are vested as of such date. Excludes 1,900,000 RSUs which vest subject to time-based and performance-based vesting conditions that will not be satisfied within 60 days of June 30, 2015.
(8)	Consists of 1,255,000 shares subject to options exercisable within 60 days of June 30, 2015, 306,250 of which are vested as of such date. Excludes 205,000 RSUs which vest subject to performance-based vesting conditions that will not be satisfied within 60 days of June 30, 2015.
(9)	Excludes 800,000 RSUs, (i) 700,000 of which vest subject to time-based vesting conditions that will not be satisfied within 60 days of June 30, 2015 and (ii) 100,000 of which vest subject to time-based and performance-based vesting conditions that will not be satisfied within 60 days of June 30, 2015.
(10)	Excludes 50,000 RSUs which vest subject to time-based and performance-based vesting conditions that will not be satisfied within 60 days of June 30, 2015.
(11)	Consists of the shares listed in footnote (1) above, which are held of record by entities affiliated with Lightspeed Venture Partners.
(12)	Consists of shares listed in footnote (6) above, which are held by the Riverwood Entities.
(13)	Consists of 275,000 shares subject to options exercisable within 60 days of June 30, 2015, 114,583 of which are vested as of such date.
(14)	Consists of (i) 45,251,679 shares beneficially owned by our executive officers and directors, 45,219,387 of which are vested within 60 days of June 30, 2015 and no longer subject to our right of repurchase as of such date and (ii) 6,189,000 shares subject to options exercisable within 60 days of June 30, 2015, 2,971,081 of which are vested as of such date. Excludes 2,955,000 RSUs which vest subject to time-based and performance-based vesting conditions that will not be satisfied within 60 days of June 30, 2015.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect immediately prior to the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of shares, with a par value of $0.000025 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

Our board of directors is authorized, without stockholder approval, except as required by the listing standards of the             , to issue additional shares of our capital stock.

As of April 30, 2015, we had outstanding 120,655,385 shares of common stock, held by approximately 431 stockholders of record, and no shares of preferred stock, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into common stock effective immediately prior to the completion of this offering.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. In addition, the terms of our credit facility currently prohibit us from paying cash dividends on our common stock. See the section titled “Dividend Policy” for additional information. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

After the completion of this offering, no shares of preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to              shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Option Awards and RSUs

As of April 30, 2015, we had outstanding options to purchase an aggregate of 28,235,060 shares of our common stock pursuant to our 2010 Plan and 2011 Plan, with a weighted-average exercise price of $3.92.

As of April 30, 2015, we had outstanding 4,117,218 shares of our common stock issuable upon the vesting of RSUs pursuant to our 2010 Plan.

Warrants

As of April 30, 2015, we had outstanding warrants to purchase an aggregate of 824,094 shares of our common stock, with a weighted-average exercise price of $0.70 per share, of which warrants to purchase an aggregate of 814,094 shares of our common stock have a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrants also contain provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. The holders of the shares issuable upon exercise of our warrants are entitled to registration rights with respect to such shares as described in greater detail below under the section titled “—Registration Rights.”

Registration Rights

We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with the completion of this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriting” for additional information.

The holders of shares of our convertible preferred stock or their permitted transferees are entitled to certain registration rights with respect to the registration of certain shares of our capital stock under the Securities Act. These rights are provided under the terms of our amended and restated investors’ rights agreement between us and holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, Form S-3 registration rights and piggyback registration rights. In any registration made pursuant to such rights agreement, all fees, costs and expenses of underwritten registrations, including the reasonable fees of one counsel for the selling stockholders selected by them (not to exceed $20,000) will be borne by us and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate upon the earlier to occur of (i) five years following the completion of this offering, (ii) with respect to any particular stockholder, at such time that such stockholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act, or (iii) upon termination of the amended and restated investors’ rights agreement.

Demand Registration Rights

The holders of an aggregate of                      shares of our common stock following this offering (assuming automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the completion of this offering), or their permitted transferees, are entitled to demand registration rights. At any time after the earlier of (i) August 26, 2016 or (ii) six months after the effective date of this offering, the holders of at least a majority of the then outstanding shares that are entitled to registration rights under the amended and restated investors’ rights agreement can request that we register the offer and sale of their shares, provided that such registration of shares would result in an anticipated aggregate price to the public of at least $5 million. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement. Depending on certain conditions, however, we may defer such registration for up to 120 days one time in a 12-month period. We are not required to effect a requested registration earlier than 180 days after the effective date of this offering.

Piggyback Registration Rights

If we register any of our securities for public sale, the holders of an aggregate of                      shares of our common stock following this offering (assuming automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the completion of this offering) or their permitted transferees are entitled to piggyback registration rights. If we register any of our securities under the Securities Act, subject to certain exceptions, the holders of these shares will be entitled to notice of the registration and to include their registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations as set forth in the amended and restated investors’ rights agreement.

Form S-3 Registration Rights

The holders of an aggregate of                      shares of our common stock following this offering (assuming automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the completion of this offering) or their permitted transferees are also entitled to Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of these shares, to have such shares registered by us if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $3 million, subject to exceptions set forth in the amended and restated investors’ rights agreement.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective immediately prior to the completion of this offering will contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Issuance of Undesignated Preferred Stock.    As discussed above under “—Preferred Stock,” our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting.    Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with the amended and restated bylaws.

In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chief executive officer, the president (in the absence of a chief executive officer) or a majority of our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Board Classification.    Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board of directors, see the titled section “Management—Board Composition.” Our classified board of directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Election and Removal of Directors.    Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause and, in addition to any other vote required by law, upon the affirmative vote of the holders of at least two-thirds of the shares then entitled to vote at an election of directors.

No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.

Amendment of Charter Provision.    Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding common stock.

Delaware Anti-Takeover Statute.    We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             . The transfer agent’s address is             , and its telephone number is             .

Exchange Listing

We intend to apply to list our common stock on the              under the symbol “NTNX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options or warrants or upon settlement of RSUs, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital in the future.

Upon the completion of this offering, we will have a total of             shares of our common stock outstanding, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 76,319,511 shares of common stock immediately prior to the completion of this offering and assuming no exercise of outstanding options or warrants or settlement of RSUs that were outstanding as of April 30, 2015. Of these outstanding shares, all the             shares of common stock sold in this offering by us and the selling stockholders, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless those shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining                          outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, holders of substantially all of our equity securities are subject to market stand-off agreements or have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our amended and restated investors’ rights agreement described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, following the expiration of the lock-up period, all shares subject to such provisions and agreements will be available for sale in the public market only if registered or pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of common stock have entered into lock-up agreements as described below, and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701, as currently in effect, generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares (subject to the requirements of the lock-up agreements, as described below) in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus (or until such later date that is required by the lock-up agreements, as described below) before selling such shares pursuant to Rule 701.

Lock-Up Agreements

We, the selling stockholders, all of our directors and officers and holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, have agreed that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, subject to certain exceptions.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the amended and restated investors’ rights agreement and our standard form of stock purchase agreement, option agreement and restricted stock unit agreement, that contain certain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

The holders of                      shares of our common stock following this offering (assuming automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the completion of this offering), or their permitted transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements on Form S-8

Upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our stock option plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences to non-U.S. holders (as defined below) of their ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. We have not obtained, and do not intend to obtain, any opinion of counsel or ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under any non-income tax laws, including U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the potential application of the tax on net investment income, the alternative minimum tax or any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	partnerships, arrangements, other pass-through entities or other entities classified as partnerships for U.S. federal income tax purposes (and partners or investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, an arrangement or an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than a partnership or other entity classified as a partnership for U.S. federal income tax purposes, or:

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of Section 7701(a)(3) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid any cash dividends on our common stock and currently do not anticipate paying any cash dividends or other distributions on our common stock. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Our Common Stock.”

Subject to the discussion below on effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 (or successor form), including a U.S. taxpayer identification number, certifying qualification for the reduced rate. These forms must be updated periodically. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or a fixed base maintained by you in the United States), are exempt from such withholding tax if you satisfy certain certification and disclosure requirements. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI (or successor form) or other applicable IRS Form W-8 (or successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

For additional withholding rules that may apply to dividends paid to foreign financial institutions (as specifically defined by the applicable rules), or to non-financial foreign entities that have substantial direct or indirect U.S. owners, see the discussion below under the heading “—Foreign Accounts.”

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale, exchange or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or a fixed base maintained by you in the United States);

•	you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation”, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S.-source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

For additional withholding rules that may apply to dividends paid to foreign financial institutions (as specifically defined by the applicable rules), or to non-financial foreign entities that have substantial direct or indirect U.S. owners, see the discussion below under the heading “—Foreign Accounts.”

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such stock, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8 (or successor form). Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from the sale or other disposition of our common stock, paid to a “foreign financial institution” (as specifically defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specifically defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock and, under current transitional rules, are expected to apply with respect to the gross proceeds from a sale or other disposition of our common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of our common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Robert W. Baird & Co. Incorporated
Needham & Company, LLC
Pacific Crest Securities, a division of KeyBanc Capital Markets, Inc.
Piper Jaffray & Co
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C
Oppenheimer & Co.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares of our common stock covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional             shares of our common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares from us.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers

may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors and holders of substantially all of our security holders, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions as described below, from the date of this prospectus continuing through the date 180 days after the date of this prospectus, referred to as the “restricted period,” except with the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC., not to:

•	offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable for shares of common stock;

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock or any such other securities, whether any such transaction described in these first two bullets is to be settled by delivery of common stock or such other securities, in cash or otherwise;

•	in our case, file with the SEC a registration statement under the Securities Act relating to the offering of any common stock or securities convertible into or exchangeable for shares of common stock; or

•	make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph shall not apply to:

•	the sale of shares of common stock to the underwriters pursuant to the underwriting agreement;

•

transfers of common stock: (i) as a bona fide gift or gifts; (ii) to any member of a security holder’s immediate family or to any trust for the direct or indirect benefit of a security holder or the immediate family of a security holder, or if a security holder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (iii) by will or intestate succession; (iv) in connection with a sale of a security holder’s common stock acquired (A) from the underwriters in this offering or (B) in open market transactions after completion of this offering; (v) if a security holder is a corporation, partnership, limited liability company or other business entity, (A) to another corporation, partnership, limited liability company or other business entity that is an affiliate of such security holder, or to any investment fund or other entity controlled or managed by such security holder or affiliates of such security holder, or (B) as part of a distribution by such security holder to its stockholders, partners, members or other equityholders; (vi) to us in connection with the vesting or settlement of RSUs or the “net” or “cashless” exercise of options or other rights to purchase common stock for purposes of exercising such options or rights, including any transfer for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement, or exercise of such RSUs, options or rights (but for the avoidance of doubt, excluding any transfer that would involve a sale of common stock in connection with the vesting, settlement, or exercise, whether to cover the applicable exercise price, tax withholdings, or remittance payments), in all such cases, pursuant to equity awards granted under our stock incentive plan or other equity award plan; (vii) to us in connection with the repurchase of common stock issued pursuant to equity awards granted under our stock incentive plan or other equity award plan; (viii) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction following the completion of this offering that is approved by our board of directors and that is made to all security holders involving an acquisition of us, provided, that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the common stock shall remain subject to the restrictions described above; (ix) in connection with the conversion of our outstanding preferred stock into common stock, provided that any common stock received upon such conversion shall be subject to the restrictions described above; or (x) by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; provided, that (A) in the case of (i), (ii), (iii), and (v) such transfer shall not involve of a disposition for value, (B) in the case of (i), (ii), (iii), (v) and (x) above, it shall be a condition to the transfer or distribution that the donee, transferee or distributee, as the case may be, agrees in writing to be bound by the restrictions described above, (C) in the case of (iv), (v) and (vi) above, no filing under Section 16 of the Exchange Act, or other public filing, report or announcement shall be required or shall be voluntarily made during the restricted period, (D) in the case of (i), (ii), and (iii) above, no filing under Section 16 of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of common stock shall be required or shall be voluntarily made during the restricted period (other than any required Form 5 filing), and (E) in the case of (vii) and (x) above, no filing under Section 16 of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of common stock shall be voluntarily made during the restricted period and, if a security holder is required to file a report under Section 16 of the Exchange Act during the restricted period, such security holder shall include a statement in such report to the effect that such transfer is by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or to us in connection with the repurchase of common stock, as the case may be;

•	receipt of common stock from us in connection with (i) the exercise of options or the vesting and settlement of RSUs or other rights granted under our stock incentive plan or other equity award plan, and (ii) the exercise of warrants; provided, that any shares issued upon exercise of such option or warrant or the vesting and settlement of RSUs shall continue to be subject to the restrictions set forth herein until the expiration of the restricted period;

•	the issuance by us of shares of common stock upon the exercise or an option or warrant, vesting or settlement of a RSU, or the exercise, conversion or exchange of a security outstanding as of the date of this prospectus; provided, that each recipient of such securities shall execute a lock-up agreement;

•	the grant by us of options to purchase or the issuance by us of shares of common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock pursuant to our equity compensation plans described in this prospectus; provided, that each recipient of such securities shall execute a lock-up agreement;

•	establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; provided, that the common stock subject to such plan may not be transferred until after the expiration of the restricted period and no announcement, report or filing under the Exchange Act shall be voluntarily made regarding the establishment of such written plan during the restricted period, and to the extent an announcement, report or filing is required during the restricted period, such announcement, report or filing shall include a statement to the effect that no transfer of securities subject to such written plan may be made under the plan until after the expiration of the restricted period;

•

the sale or issuance of or entry into an agreement providing for the issuance by us of shares of common stock or any security convertible into or exercisable for shares of common stock (i) in connection with the acquisition by us or any of our subsidiaries of the securities, business, technology, property or other assets of another person or an entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, or (ii) in connection with joint ventures, commercial relationships or other strategic transactions, and the issuance of any such securities pursuant to any such agreement; provided, that the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue shall not exceed         % of the total number of shares of common stock issued and outstanding immediately following this offering; and provided, further that each recipient of such securities shall execute a lock-up agreement with respect to the remaining restricted period; and

•	the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to our equity incentive plans that are described in this prospectus.

Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

When and as required by Financial Industry Regulatory Authority, or FINRA, Rule 5131, at least two business days before the release or waiver of these restrictions, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC will notify us of the impending release or waiver and announce the impending release or waiver through a major news service, except where the release or waiver is effected solely to permit a transfer of securities that is not for consideration and where the transferee has agreed in writing to be bound by the same restrictions in place for the transferor. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply for the listing of our common stock on the             under the symbol “NTNX.”

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares from us or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares from us pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the             , in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $         million. We have agreed to reimburse the underwriters for up to $         of expenses relating to clearance of this offering with FINRA.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer of shares to the public may not be made in that Relevant Member State, except that an offer of shares to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

United Kingdom

This prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order; or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on these matters.

The Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority, or FINMA, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended, or CISA, and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Fenwick & West, LLP, Mountain View, California.

EXPERTS

The consolidated financial statements of Nutanix, Inc. as of July 31, 2013 and 2014 and for each of the two years in the period ended July 31, 2014, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon its authority as an expert in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about us and the common stock offered hereby, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.nutanix.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or that can be accessed through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Nutanix, Inc.

San Jose, California

We have audited the accompanying consolidated balance sheets of Nutanix, Inc. and subsidiaries (the “Company”) as of July 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended July 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nutanix, Inc. and subsidiaries as of July 31, 2013 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended July 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

July 1, 2015

NUTANIX, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	July 31		April 30 2015	Pro forma April 30 2015 (Note 2)
	2013	2014
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$18,047	$57,485	$76,282	$76,282
Short-term investments	—	—	86,130	86,130
Accounts receivable—net of allowance of $157, $400 and $603 as of July 31, 2013 and 2014 and April 30, 2015 (unaudited), respectively	9,058	30,235	32,667	32,667
Deferred commissions—current	2,021	4,865	7,494	7,494
Prepaid expenses and other current assets	3,030	5,131	7,967	7,967

Total current assets	32,156	97,716	210,540	210,540
Property and equipment—net	9,606	16,394	21,993	21,993
Deferred commissions—non-current	1,323	3,237	5,635	5,635
Other assets—non-current	1,255	1,617	2,367	2,367

Total assets	$44,340	$118,964	$240,535	$240,535

Liabilities, Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$4,135	$17,129	$21,033	$21,033
Accrued compensation and benefits	3,178	8,935	10,303	10,303
Deferred revenue—current	6,109	20,040	43,568	43,568
Accrued expenses and other liabilities	2,586	3,803	4,522	4,522

Total current liabilities	16,008	49,907	79,426	79,426
Deferred revenue—non-current	6,421	16,437	39,445	39,445
Convertible preferred stock warrant liability	1,110	5,507	9,550	—
Early exercised stock options liability	5,066	5,343	5,190	5,190
Other liabilities—non-current	252	470	735	735

Total liabilities	28,857	77,664	134,346	124,796

Commitments and contingencies (Note 6)

Convertible preferred stock:
Convertible preferred stock, par value of $0.000025 per share—52,423,741, 66,364,896 and 78,263,309 shares authorized as of July 31, 2013 and 2014 and April 30, 2015 (unaudited), respectively; 51,638,349, 65,495,787 and 76,319,511 shares issued and outstanding as of July 31, 2013 and 2014 and April 30, 2015 (unaudited) respectively; aggregate liquidation preferences of $73,744, $225,244 and $370,244 as of July 31, 2013 and 2014 and April 30, 2015 (unaudited), respectively; no shares issued and outstanding as of April 30, 2015, pro forma (unaudited)	71,368	172,075	310,379	—

Stockholders’ (deficit) equity:
Common stock, par value of $0.000025 per share—110,000,000, 135,000,000 and 165,000,000 shares authorized as of July 31, 2013 and 2014 and April 30, 2015 (unaudited), respectively; 40,868,070, 42,937,818 and 44,335,874 shares issued and outstanding as of July 31, 2013 and 2014 and April 30, 2015 (unaudited), respectively; 120,655,385 shares issued and outstanding as of April 30, 2015, pro forma (unaudited)	1	1	1	3
Additional paid-in capital	7,418	16,531	32,046	351,973
Accumulated other comprehensive income	—	—	12	12
Accumulated deficit	(63,304)	(147,307)	(236,249)	(236,249)

Total stockholders’ (deficit) equity	(55,885)	(130,775)	(204,190)	115,739

Total liabilities, convertible preferred stock and stockholders’ (deficit) equity	$44,340	$118,964	$240,535	$240,535

See the accompanying notes to the consolidated financial statements.

NUTANIX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Year Ended July 31		Nine Months Ended April 30
	2013	2014	2014	2015
			(Unaudited)
Revenue:
Product	$28,138	$113,562	$79,459	$140,838
Support and other services	2,395	13,565	8,577	26,509

Total revenue	30,533	127,127	88,036	167,347

Cost of revenue:
Product	24,171	52,417	38,137	56,627
Support and other services	2,433	8,495	5,432	13,998

Total cost of revenue	26,604	60,912	43,569	70,625

Gross profit	3,929	66,215	44,467	96,722

Operating expenses:
Sales and marketing	27,200	93,001	62,084	113,067
Research and development	16,496	38,037	25,024	50,826
General and administrative	4,833	13,496	9,116	17,072

Total operating expenses	48,529	144,534	96,224	180,965

Loss from operations	(44,600)	(78,319)	(51,757)	(84,243)
Other expense—net	(54)	(5,076)	(2,512)	(3,631)

Loss before provision for income taxes	(44,654)	(83,395)	(54,269)	(87,874)
Provision for income taxes	80	608	304	1,068

Net loss	$(44,734)	$(84,003)	$(54,573)	$(88,942)

Net loss per share attributable to common stockholders—basic and diluted	$(1.36)	$(2.30)	$(1.52)	$(2.22)

Weighted-average shares used in computing net loss per share attributable to common stockholders—basic and diluted	32,866,059	36,520,107	35,974,891	40,072,814

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)		$(0.82)		$(0.74)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders—basic diluted (unaudited)		96,808,971		115,340,987

See the accompanying notes to the consolidated financial statements.

NUTANIX, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended July 31		Nine Months Ended April 30
	2013	2014	2014	2015
			(Unaudited)
Net loss	$(44,734)	$(84,003)	$(54,573)	$(88,942)
Other comprehensive income—net of tax:
Unrealized gain on available-for-sale securities	—	—	—	12

Total other comprehensive income—net of tax	—	—	—	12

Comprehensive loss	$(44,734)	$(84,003)	$(54,573)	$(88,930)

See the accompanying notes to the consolidated financial statements.

NUTANIX, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—August 1, 2012	43,954,639	$38,472	37,552,430	$1	$1,184	$—	$(18,570)	$(17,385)
Stock-based compensation	—	—	—	—	4,990	—	—	4,990
Issuance of Series C Convertible Preferred Stock at $4.2948 per share—net of issuance costs	7,683,710	32,896	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	3,881,516	—	195	—	—	195
Vesting of early exercised stock options	—	—	—	—	1,049	—	—	1,049
Repurchase of common stock	—	—	(565,876)	—	—	—	—	—
Net loss	—	—	—	—	—	—	(44,734)	(44,734)

Balance—July 31, 2013	51,638,349	71,368	40,868,070	1	7,418	—	(63,304)	(55,885)
Stock-based compensation	—	—	—	—	5,860	—	—	5,860
Issuance of Series D Convertible Preferred Stock at $7.2885 per share—net of issuance costs	13,857,438	100,707	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	2,339,005	—	390	—	—	390
Vesting of early exercised stock options	—	—	—	—	2,863	—	—	2,863
Repurchase of common stock	—	—	(269,257)	—	—	—	—	—
Net loss	—	—	—	—	—	—	(84,003)	(84,003)

Balance—July 31, 2014	65,495,787	172,075	42,937,818	1	16,531	—	(147,307)	(130,775)
Stock-based compensation (unaudited)	—	—	—	—	11,883	—	—	11,883
Issuance of Series E Convertible Preferred Stock at $13.3965 per share—net of issuance costs (unaudited)	10,823,724	138,304	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options (unaudited)	—	—	1,523,617	—	1,024	—	—	1,024
Vesting of early exercised stock options (unaudited)	—	—	—	—	2,608	—	—	2,608
Repurchase of common stock (unaudited)	—	—	(125,561)	—	—	—	—	—
Other comprehensive income (unaudited)	—	—	—	—	—	12	—	12
Net loss (unaudited)	—	—	—	—	—	—	(88,942)	(88,942)

Balance—April 30, 2015 (unaudited)	76,319,511	$310,379	44,335,874	$1	$32,046	$12	$(236,249)	$(204,190)

See the accompanying notes to the consolidated financial statements.

NUTANIX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended July 31		Nine Months Ended April 30
	2013	2014	2014	2015
			(Unaudited)
Cash flows from operating activities:
Net loss	$(44,734)	$(84,003)	$(54,573)	$(88,942)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,626	11,582	7,981	11,761
Stock-based compensation	4,990	5,860	3,389	11,883
Change in fair value of convertible preferred stock warrant liability	85	4,308	1,892	4,043
Other	1	396	373	152
Changes in operating assets and liabilities:
Accounts receivable—net	(6,256)	(21,177)	(13,343)	(2,432)
Deferred commission	(3,344)	(4,758)	(2,562)	(5,027)
Prepaid expenses and other assets	(1,606)	(1,606)	(721)	(2,913)
Accounts payable	1,880	12,552	7,886	2,540
Accrued compensation and benefits	2,879	5,757	2,472	1,368
Accrued expenses and other liabilities	2,630	1,435	3,158	704
Deferred revenue	11,739	23,947	15,211	46,536

Net cash used in operating activities	(29,110)	(45,707)	(28,837)	(20,327)

Cash flows from investing activities:
Purchases of investments	—	—	—	(98,747)
Maturities of investments	—	—	—	12,200
Purchases of property and equipment	(9,339)	(19,032)	(12,596)	(16,113)

Net cash used in investing activities	(9,339)	(19,032)	(12,596)	(102,660)

Cash flows from financing activities:
Proceeds from revolving line of credit—net of issuance costs	—	21,357	21,357	—
Repayments of revolving line of credit	—	(21,417)	(21,417)	—
Proceeds from exercise of stock options	4,367	3,690	2,279	3,587
Repurchase of common stock	(195)	(160)	(135)	(107)
Proceeds from issuance of convertible preferred stock—net of issuance costs	32,896	100,707	101,000	138,304

Net cash provided by financing activities	37,068	104,177	103,084	141,784

Net increase (decrease) in cash and cash equivalents	(1,381)	39,438	61,651	18,797
Cash and cash equivalents—beginning of period	19,428	18,047	18,047	57,485

Cash and cash equivalents—end of period	$18,047	$57,485	$79,698	$76,282

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$1	$78	$60	$927

Cash paid for interest	$—	$129	$129	$—

Supplemental disclosures of non-cash investing and financing information:
Convertible preferred stock warrants issued in connection with financing under credit facility	$—	$89	$—	$—
Vesting of early exercised stock options	$1,049	$2,863	$1,866	$2,608
Purchases of property and equipment included in accounts payable	$886	$1,328	$3,458	$2,691
Accrued initial public offering costs	$—	$—	$—	$280

See the accompanying notes to the consolidated financial statements.

NUTANIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION

Organization and Description of Business—Nutanix, Inc. was incorporated in the state of Delaware in September 2009. Nutanix, Inc. is headquartered in San Jose, California, and together with its wholly-owned subsidiaries (collectively, the “Company”) has operations throughout North America, Europe, Asia-Pacific, Middle East, Latin America and Africa.

The Company’s enterprise computing platform converges traditional silos of server, virtualization and storage into one integrated solution. The Company primarily sells its products and services to end-customers through distributors and resellers (collectively “Partners”).

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements, which include the accounts of Nutanix, Inc. and its wholly-owned subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated in consolidation. In preparing the consolidated interim financial statements, the Company has evaluated subsequent events through July 1, 2015, the date on which these financial statements were available to be issued.

Unaudited Pro Forma Balance Sheet—Upon the completion of the initial public offering (“IPO”) contemplated by the Company, all of the outstanding shares of Convertible Preferred Stock will automatically convert into 76,319,511 shares of common stock and the outstanding Convertible Preferred Stock warrant liability will be reclassified into additional paid-in capital.

Unaudited Interim Consolidated Financial Statements—The consolidated interim balance sheet as of April 30, 2015, the consolidated statements of operations, comprehensive loss and cash flows for the nine months ended April 30, 2014 and 2015, and the consolidated statement of Convertible Preferred Stock and stockholders’ deficit for the nine months ended April 30, 2015, and the related footnote disclosures are unaudited. The unaudited consolidated interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of April 30, 2015 and its results of operations, comprehensive loss and cash flows for the nine months ended April 30, 2014 and 2015. The results of operations for the nine months ended April 30, 2015 are not necessarily indicative of the results to be expected for full fiscal year or for any other future annual or interim period.

Use of Estimates—The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such management estimates include, but are not limited to, the best estimate of selling prices for products and related support; allowance for doubtful accounts; determination of fair value of common stock and Convertible Preferred Stock, fair value of stock options and Convertible Preferred Stock warrant liability; accounting for income taxes, including the valuation reserve on deferred tax assets and uncertain tax positions; warranty liability; commissions expense; and contingencies and litigation. Management evaluates these estimates and assumptions on an ongoing basis using historical experience and other factors and makes adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could materially differ from those estimates and assumptions.

Concentration Risk:

Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents primarily with domestic financial institutions that are federally insured within statutory limits. The Company places its deposits with multiple institutions, however such deposits may exceed federally insured limits. The Company provides credit, in the normal course of business, to a number of companies and performs credit evaluations of its customers.

Concentration of Revenue and Accounts Receivable—The Company sells its products primarily through Partners, including distributors and resellers, and occasionally directly to end-customers. For the year ended July 31, 2014 and for the nine months ended April 30, 2014 and 2015, no end-customer accounted for more than 10% of total revenue.

Vendor Risk—The Company relies on a limited number of suppliers for its contract manufacturing and certain raw material components. In instances where suppliers fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time.

For each significant Partner, revenue as a percentage of total revenue and accounts receivable as a percentage of total accounts receivable, net are as follows:

	Revenue				Accounts Receivable—Net
	Year Ended July 31		Nine Months Ended April 30		As of
					July 31		April 30 2015
Customers	2013	2014	2014	2015	2013	2014
			(Unaudited)				(Unaudited)
Customer A (Partner)	38%	23%	26%	24%	17%	13%	11%
Customer B (Partner)	*	*	*	*	12%	*	*
Customer C (Partner)	*	*	*	15%	*	*	23%

*	Less than 10%

Cash, Cash Equivalents and Short-Term Investments—The Company classifies all highly liquid investments with stated maturities of three months or less from date of purchase as cash equivalents and all highly liquid investments with stated maturities of greater than three months as marketable securities.

Cash equivalents consist of primarily money market funds, certificates of deposit and commercial paper purchased with stated maturities of three months or less from the date of purchase.

The Company determines the appropriate classifications of its marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company classifies and accounts for its marketable securities as available-for-sale securities. The Company may or may not hold its securities with stated maturities greater than twelve months until their maturities due to its objectives at the time of purchase and its liquidity requirements. The Company classifies its marketable securities with stated maturities greater than twelve months as short-term investments due to its intention to use these securities to support its current operations.

The Company’s marketable securities are recorded at their estimated fair value. Unrealized gains or losses on available-for-sale securities are reported in other comprehensive income (loss). The Company periodically reviews whether its securities may be other-than-temporarily impaired, including whether or not (i) the Company has the intent to sell the security or (ii) it is more likely than not that the

Company will be required to sell the security before its anticipated recovery. If one of these factors is met, the Company will record an impairment loss associated with its impaired investment. The impairment loss will be recorded as a write-down of investments in the consolidated balance sheets and a realized loss within other expense in the consolidated statements of operations.

Fair Value Measurement—The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which to transact and the market-based risk. The Company applies fair value accounting for all assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The carrying amounts reported in the consolidated financial statements for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are recorded at the invoiced amount, and are stated at realizable value, net of an allowance for doubtful accounts. Credit is extended to customers based on an evaluation of their financial condition and other factors. The Company generally does not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts.

The allowance for doubtful accounts is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The Company evaluates the collectability of its accounts receivable based on known collection risks and historical experience. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations (e.g., bankruptcy filings or substantial downgrading of credit ratings), the Company records allowance for doubtful accounts in order to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company records allowance for doubtful accounts based on the length of time the receivables are past due and the Company’s historical experience of collections and write-offs.

The changes in the allowance for doubtful accounts are as follows (in thousands):

	Year Ended July 31		Nine Months Ended April 30 2015
	2013	2014
			(Unaudited)
Allowance for doubtful accounts—beginning balance	$50	$157	$400
Charged to provision for doubtful accounts	157	243	360
Recoveries/write-offs	(50)	—	(157)

Allowance for doubtful accounts—ending balance	$157	$400	$603

Property and Equipment—Property and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Demonstration units are generally not sold. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets.

Impairment of Long-Lived Assets—The Company continually monitors events and changes in circumstances that could indicate that carrying amounts of its long-lived assets, including property and equipment, may not be recoverable. When such events or changes in circumstances occur, the

Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flow. If the undiscounted expected future cash flow is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. The Company did not recognize any impairment charges on its long-lived assets during the years ended July 31, 2013 and 2014 and the nine months ended April 30, 2015.

Revenue Recognition—The Company derives revenue from two sources (1) product revenue, which consists of hardware combined with software and software-only revenue, and (2) support and service revenue which includes post-contract customer support (“PCS”) and professional services.

The Company recognizes revenue when:

•	Persuasive evidence of an arrangement exists—The Company relies on sales agreements and purchase orders to determine the existence of an arrangement.

•	Delivery has occurred—The Company typically recognizes product revenue upon shipment, when title and risk of loss are transferred to its Partners at that time. Service revenue is recognized as services are performed.

•	The fee is fixed or determinable—The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction. Payment from Partners is not contingent upon the Partners receiving payments from the end-customers.

•	Collection is reasonably assured—The Company assesses collectability based on a credit analysis and payment history.

A substantial majority of the Company’s product revenue is generated from the sale of the Company’s software platform, which is typically delivered on a hardware appliance that is configured to order. The software is deemed essential to the functionality of the hardware. Although historically it has represented a small portion of the Company’s product revenue, the Company’s proprietary software can also be delivered as software-only. The Company also sells non-essential software, which can be purchased by customers to enhance the functionality of the Company’s offerings. The hardware appliance and the software essential to the functionality of the hardware appliance are considered non-software deliverables and, therefore, are not subject to industry-specific software revenue recognition guidance. Software-only and non-essential software sales are subject to the industry-specific software revenue recognition guidance. As vendor-specific objective evidence (“VSOE”) of fair value of PCS does not exist (see VSOE related discussion below), for any elements, revenues subject to industry-specific software revenue recognition guidance are generally recognized ratably over the PCS period.

Support and other services revenue includes the sale of PCS contracts and professional services such as installation, training and onsite engineering support. The Company’s PCS contracts include the right to receive unspecified software upgrades and enhancements on a when-and-if-available basis, bug fixes, as well as parts replacement services related to the Company’s hardware appliances. The Company’s PCS contracts support both non-software deliverables and non-essential software. The Company allocates fees associated with PCS to the software deliverables and non-software deliverables in a contract based on the relative selling prices of such deliverables, which is based on the Company’s best estimate of selling price, as neither VSOE of fair value of PCS nor third-party evidence is available. Revenue related to PCS contracts are recognized ratably over the contractual term, which generally range from one to five years. Revenue related to installation, training and onsite engineering support services are recognized as the services are provided to the customer.

Most of the Company’s arrangements, other than stand-alone renewals of PCS contracts, are multiple-element arrangements with a combination of product and support and service related deliverables (as defined above). In multiple-element revenue arrangements, the Company allocates consideration at the inception of an arrangement to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes (i) VSOE of selling price, if available; (ii) third-party evidence (“TPE”) of selling price, if VSOE is not available; and (iii) best estimate of selling price (“BESP”), if neither VSOE nor TPE is available. As discussed below, because the Company has not established VSOE for any of its deliverables and TPE typically cannot be obtained, the Company typically allocates consideration to all deliverables based on BESP.

VSOE—In the Company’s multiple-element arrangements, the Company determines VSOE based on its historical pricing and discounting practices for the specific products and services when sold separately. In determining VSOE, the Company requires that a substantial majority of the stand-alone selling prices fall within a reasonably narrow pricing range. The Company has not established VSOE for any of its deliverables given that its pricing is not sufficiently concentrated (based on an analysis of separate sales of the deliverables) to conclude that it can demonstrate VSOE of selling prices.

TPE—When VSOE cannot be established for deliverables in multiple-element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for interchangeable products or services when sold separately to similarly situated customers. However, because the Company’s products contain a significant element of proprietary technology and the Company’s solutions offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained.

BESP—When neither VSOE nor TPE can be established, the Company utilizes BESP to allocate consideration to deliverables in a multiple-element arrangement. The Company’s process to determine its BESP for products and services is based on qualitative and quantitative considerations of multiple factors, which primarily include historical sales, margin objectives and discount behavior. Additional considerations are given to other factors such as customer demographics, costs to manufacture products or provide services, pricing practices and market conditions.

Deferred Revenue—The Company recognizes certain revenue ratably over the contractual support period. Amounts prepaid by customers in excess of revenue recognized are deferred. The current portion of deferred revenue represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet date.

Deferred Commissions—Deferred commissions consist of direct and incremental costs paid to the Company’s sales force related to customer contracts. The deferred commission amounts are recoverable through the revenue streams that will be recognized under the related customer contracts. Direct sales commissions are deferred when earned and amortized over the same period that revenue is recognized from the related customer contract. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations.

Cost of Revenue—Cost of revenue consists of cost of product revenue and cost of support and other revenue. Personnel costs associated with the Company’s operations and global customer support organizations consist of salaries, benefits, and stock-based compensation. Allocated costs consist of certain facilities, depreciation and amortization, recruiting, and information technology costs allocated based on headcount.

Warranties—The Company generally provides a one-year warranty on hardware and a 90-day warranty on software licenses. The hardware warranty provides for parts replacement for defective components and the software warranty provides for bug fixes. With respect to the hardware warranty obligation, the Company has a warranty agreement with its contract manufacturer under which the contract manufacturer is generally required to replace defective hardware within three years of shipment. Furthermore, the Company’s PCS agreements provide for the same parts replacement that customers are entitled to under the warranty program, except that replacement parts are delivered according to targeted response times to minimize disruption to the customers’ critical business applications. Substantially all customers purchase PCS agreements.

Therefore, given the warranty agreement with the Company’s contract manufacturer and considering that substantially all products sales are sold together with PCS agreements, the Company generally has very limited exposure related to warranty costs and therefore no warranty reserve has been recorded.

During the year ended July 31, 2013, the Company changed its outsourced manufacturer to a new vendor. As part of this vendor change, the Company voluntarily replaced some of the prior vendor’s equipment with the equipment from the new vendor. This resulted in a warranty charge of $3.2 million during the year ended July 31, 2013 and the Company had a remaining warranty accrual of $0.8 million as of July 31, 2013. During the year ended July 31, 2014, the Company completed the transition and the remaining accruals were not material.

Research and Development—The Company’s research and development expense consists primarily of product development personnel costs, including salaries and benefits, stock-based compensation and allocated facilities costs. Research and development costs are expensed as incurred.

Convertible Preferred Stock Warrant Liability—The Company accounts for freestanding warrants to purchase shares of its Convertible Preferred Stock (the “Convertible Preferred Stock Warrants”), as liabilities in the consolidated balance sheets at their estimated fair value. The fair value of the warrants is estimated using the Black-Scholes-Merton (“Black-Scholes”) option-pricing model and is subject to remeasurement at fair value at each reporting date. Changes in the estimated fair value of the Convertible Preferred Stock Warrants are recorded in the consolidated statements of operations within other expense, net. The Company will continue to adjust the Convertible Preferred Stock warrant liability for changes in fair value until the earlier of conversions, exercise or expiration of the warrants. Upon the conversion of the underlying Convertible Preferred Stock to common stock in an IPO, the related Convertible Preferred Stock warrant liability will be remeasured to its then fair value and will be reclassified to additional paid-in capital.

Stock-Based Compensation—Stock-based compensation expense is measured based on the grant-date fair value of the share-based awards. The fair value of the stock options is estimated using Black-Scholes. The Company grants both stock awards with service condition only and with service and performance conditions. The Company recognizes stock-based compensation expense for employee stock awards with a service condition only using the straight-line method over the requisite service period of the awards, which is generally the vesting period. The Company uses accelerated attribution method of recognizing stock-based compensation expense related to its employee stock awards that contain both service and performance conditions. These amounts are reduced by an estimated forfeiture rate. Forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Foreign Currency—The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Transactions denominated in currencies other than the functional currency are remeasured at the average exchange rate in effect during the reporting period. At the end of each reporting period all monetary assets and liabilities of the Company’s subsidiaries are remeasured at the current U.S. dollar exchange rate at the end of the reporting period. Remeasurement gains and losses are included within other expense, net in the accompanying consolidated statements of operations. During the years ended July 31, 2013 and 2014, the Company recognized a net foreign currency loss of $0.1 million and

$0.6 million, respectively. During the nine months ended April 30, 2014 and 2015, the Company recognized a net foreign currency loss of $0.5 million and a net foreign currency gain of $0.2 million, respectively. To date, the Company has not undertaken any hedging transactions related to foreign currency exposure.

Income Taxes—The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance to amounts that are more likely than not to be realized.

The Company records a liability for uncertain tax positions if it is not more likely than not to be sustained based solely on its technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and may not accurately anticipate actual outcomes.

Advertising Costs—Advertising costs are charged to sales and marketing expenses as incurred in the consolidated statements of operations. During the years ended July 31, 2013 and 2014, advertising expense was $0.6 million and $1.4 million, respectively. During the nine months ended April 30, 2014 and 2015, advertising expense was $0.7 million and $2.9 million, respectively.

Deferred Offering Costs—Deferred offering costs consist of fees and expenses incurred in connection with the sale of the Company’s common stock in an IPO, including the legal, accounting, printing and other IPO-related costs. Upon completion of the Company’s IPO, these deferred offering costs will be offset against the proceeds of the offering. Deferred offering costs are currently included within other assets—non-current.

Recently Issued and Adopted Accounting Pronouncements—In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. The standard is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. ASU 2014-09, as currently issued, is effective for the Company beginning August 1, 2017, with early adoption prohibited. On April 1, 2015, the FASB voted to propose a one-year deferral to the effective date, but permit entities to adopt the original effective date if they choose. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements, if any.

3.	FAIR VALUE MEASUREMENTS

The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value as follows:

•	Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

•	Level II—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

•	Level III—Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Cash equivalents and short-term investments.    The Company’s money market funds are classified within Level I due to the highly liquid nature of these assets and have unadjusted inputs, quoted prices in active markets for these assets at the measurement date from the financial institution that carries these investment securities. The Company’s investments in certificates of deposits and available-for-sale debt securities such as commercial paper and corporate bonds are classified within Level II. The fair value of these securities is priced by using inputs based on non-binding market consensus prices that are corroborated by observable market data, quoted market prices for similar instruments, or pricing models such as discounted cash flow techniques.

Convertible Preferred Stock warrant liability.    The Company’s Convertible Preferred Stock warrant liability is classified within Level III. The Convertible Preferred Stock warrant liability is measured at fair value on a recurring basis using Black-Scholes. The valuation takes into account multiple inputs, such as the estimated fair value of the underlying stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the underlying stock. Generally, changes in the fair value of the underlying stock would result in a directionally similar impact to the fair value measurement. The valuation methodology and underlying assumptions are discussed further in Note 7.

The fair value of the Company’s financial assets and liabilities measured on a recurring basis is as follows:

	July 31, 2013
	Level I	Level II	Level III	Total
	(In thousands)
Financial Assets:
Cash equivalents:
Certificates of deposit	$100	$—	$—	$100

Total measured at fair value	100	—	—	100

Cash				17,947

Total cash and cash equivalents				$18,047

Financial Liabilities:
Convertible Preferred Stock warrant liability	$—	$—	$1,110	$1,110

	July 31, 2014
	Level I	Level II	Level III	Total
	(In thousands)
Financial Assets:
Cash equivalents:
Money market funds	$45,846	$—	$—	$45,846
Certificates of deposit	100	—	—	100

Total measured at fair value	45,946	—	—	45,946

Cash				11,539

Total cash and cash equivalents				$57,485

Financial Liabilities:
Convertible Preferred Stock warrant liability	$—	$—	$5,507	$5,507

	As of April 30, 2015
	Level I	Level II	Level III	Total
	(In thousands)
	(Unaudited)
Financial Assets:
Cash equivalents:
Commercial paper	$—	$7,728	$—	$7,728
Money market funds	5,517	—	—	5,517
Corporate bonds	—	547	—	547
Short-term investments:
Corporate bonds	—	53,802	—	53,802
Commercial paper		30,828	—	30,828
Certificates of deposit	—	1,500	—	1,500

Total measured at fair value	5,517	94,405	—	99,922

Cash				62,490

Total cash, cash equivalents and short-term investments				$162,412

Financial Liabilities:
Convertible Preferred Stock warrant liability	$—	$—	$9,550	$9,550

A summary of the changes in the fair value of the Company’s Convertible Preferred Stock warrant liability is as follows (in thousands):

	Year Ended July 31		Nine Months Ended April 30 2015
	2013	2014
			(Unaudited)
Convertible Preferred Stock Warrant liability—beginning balance	$1,025	$1,110	$5,507
Change in fair value*	85	4,308	4,043
Issuance of additional warrants	—	89	—

Convertible Preferred Stock Warrant liability—ending balance	$1,110	$5,507	$9,550

*	Recorded in the consolidated statements of operations within other expense—net.

4.	BALANCE SHEET COMPONENTS

Short-Term Investments—The amortized cost of the Company’s short-term investments approximate their fair value. As of April 30, 2015, unrealized gains or losses from the Company’s short-term investments were immaterial.

The following table summarizes the fair value and gross unrealized losses related to the Company’s available-for-sale securities, aggregated by type of investment, that have been in an unrealized loss position for less than twelve months (in thousands):

	As of April 30, 2015
	Fair Value	Gross Unrealized Losses
	(Unaudited)
Marketable Securities:
Corporate bonds	$27,738	$(26)

Total	$27,738	$(26)

As of April 30, 2015, there were 23 securities in an unrealized loss position for less than twelve months. The Company does not believe that these marketable securities are other-than-temporarily impaired. The Company will continue to monitor factors that could lead it to considerations that other-than-temporary impairment exists on its securities. During the nine months ended April 30, 2015, the Company did not record any other-than-temporary impairment losses associated with its marketable securities.

The following table summarizes the estimated fair value of the Company’s investments in marketable debt securities, by the contractual maturity date (in thousands):

As of April 30, 2015
(Unaudited)
Due within 1 year	$63,902
Due between 1 year to 3 years	22,228

Total	$86,130

The Company did not have any investments in marketable securities during the years ended July 31, 2013 and 2014.

Property and Equipment—Net—Property and equipment, net consists of the following (in thousands):

		As of
	Estimated Useful Life	July 31		April 30 2015
		2013	2014
	(In months)			(Unaudited)
Computer, production, engineering and other equipment	36	$7,765	$20,305	$30,770
Demonstration units	12	6,877	10,467	16,331
Furniture and fixtures	60	51	503	1,098
Leasehold improvements	**	59	396	558

Total property and equipment—gross		14,752	31,671	48,757
Less accumulated depreciation and amortization		(5,146)	(15,277)	(26,764)

Total property and equipment—net		$9,606	$16,394	$21,993

**	Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the remaining lease term.

Depreciation and amortization expense for the fiscal years ended July 31, 2013 and 2014 was $2.6 million and $11.6 million, respectively. Depreciation and amortization expense for the nine months ended April 30, 2014 and 2015 was $8.0 million and $11.8 million, respectively.

Accrued Compensation and Benefits—Accrued compensation and benefits consists of the following (in thousands):

	As of
	July 31		April 30 2015
	2013	2014
			(Unaudited)
Accrued commissions	$2,199	$6,180	$4,898
Accrued vacation	106	1,155	2,240
Accrued bonus	—	529	1,404
Other	873	1,071	1,761

Total accrued compensation and benefits	$3,178	$8,935	$10,303

Accrued Expenses and Other Liabilities—Accrued expenses and other liabilities consists of the following (in thousands):

	As of
	July 31		April 30 2015
	2013	2014
			(Unaudited)
Accrued professional services	$328	$1,850	$1,710
Other	2,258	1,953	2,812

Total accrued expenses and other liabilities	$2,586	$3,803	$4,522

5.	DEBT

Revolving Credit Line

In September 2013, the Company entered into a credit facility agreement with a lender that provided for a $15.0 million secured revolving credit facility (the “First Revolving Credit Facility”). In October 2013, the Company borrowed $8.0 million under the First Revolving Credit Facility. In November 2013, the Company terminated and fully repaid the First Revolving Credit Facility.

In November 2013, the Company entered into a credit facility agreement with a lender that provides for $15.0 million secured revolving credit facility (the “Second Revolving Credit Facility”). The Second Revolving Credit Facility expires in November 2015. In connection with the Second Revolving Credit Facility, the Company issued warrants to purchase 10,000 shares of Series D Convertible Preferred Stock (see Note 7) at the closing of the Second Revolving Credit Facility. Borrowings under the Second Revolving Credit Facility bear interest equal to the issuing lender’s prime referenced rate plus 1%, and the interest rate cannot be below 3.5% per annum. Borrowings under the Second Revolving Credit Facility are secured by substantially all of the assets of the Company other than intellectual property. The agreement contains certain financial and non-financial restrictive covenants including a requirement to maintain a minimum liquidity ratio of 1.25 to 1.00 (which is defined in the agreement as the ratio of cash plus eligible accounts receivable divided by the principal amount of debt borrowed under the Second Revolving Credit Facility), with which the Company must comply monthly. In November 2013, the Company borrowed approximately $13.4 million under the Second Revolving Credit Facility and used the funds primarily to repay the First Revolving Credit Facility. In February 2014, the Company fully repaid the amounts borrowed under the Second Revolving Credit Facility. As of April 30, 2015, the Company did not have any borrowings outstanding under the Second Revolving Credit Facility.

Credit Facility

In December 2013, the Company entered into a credit facility agreement with a lender (the “Loan and Security Agreement”) and, commensurate with the closing of the Loan and Security Agreement, the Company issued the lender warrants to purchase 45,000 shares of Series D Convertible Preferred Stock (see Note 7). The Loan and Security Agreement provided the Company with a secured credit facility in an aggregate principal amount of up to $20.0 million. The Loan and Security Agreement was secured by substantially all of the assets of the Company other than intellectual property. Advances under the $20.0 million credit available under the Loan and Security Agreement would have an initial three-year term with all principal due at the end of the term, including an end of term payment of 7.5%, and would bear an interest rate of 4.25% above the bank’s prime rate, but not less than 7.5%, per annum payable monthly in advance. As of April 30, 2015, the Company had not borrowed any amounts available under the Loan and Security Agreement. The Loan and Security Agreement expired in May 2015.

6.	COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company has commitments for future payments related to its office facility leases and other contractual obligations. The Company leases its office facilities under non-cancelable operating lease agreements expiring through the year ending 2019. Certain of these lease agreements have free or escalating rent payments. The Company recognizes rent expense under such agreements on a straight-line basis over the lease term, with any free or escalating rent payments amortized as a reduction or addition of rent expense over the lease term.

Future minimum payments due under operating leases as of April 30, 2015 are as follows (in thousands):

Year Ending July 31:	(Unaudited)
2015 (3 months)	$1,166
2016	6,017
2017	7,132
2018	5,048
2019	367

Total	$19,730

Rent expense incurred under operating leases was $0.8 million and $2.2 million for the fiscal years ended July 31, 2013 and 2014, respectively. Rent expense incurred under operating leases was $1.5 million and $2.8 million for the nine months ended April 30, 2014 and 2015, respectively.

Purchase Commitments—In the normal course of business, the Company makes commitments with its third-party hardware product manufacturer to manufacture its inventories and non-standard components based on its forecasts. These commitments consist of obligations for on-hand inventories and non-cancelable purchase orders for non-standard components. The Company records a charge for firm, non-cancelable and unconditional purchase commitments with its third-party hardware product manufacturer for non-standard components when and if quantities exceed its future demand forecasts through a charge to cost of product sales. As of July 31, 2014, the Company did not have any material non-cancellable purchase commitments with its contract manufacturer. As of April 30, 2015, the Company had $1.0 million of non-cancellable purchase commitments with its contract manufacturer.

Guarantees—The Company has entered into agreements with some of its Partners and customers that contain indemnification provisions in the event of claims alleging that the Company’s products infringe the intellectual property rights of a third party. The scope of such indemnification varies, and may include, in certain cases, the ability to cure the indemnification by modifying or replacing the product at the Company’s own expense, requiring the return and refund of the infringing product, procuring the right for the partner and/or customer to continue to use or distribute the product, as applicable, and/or defending the partner or customer against and paying any damages from third-party actions based upon claims of infringement. Other guarantees or indemnification arrangements include guarantees of product and service performance. The fair value of liabilities related to indemnifications and guarantee provisions are not material and have not had any material impact on the consolidated financial statements to date.

Litigation—From time to time, the Company may become involved in various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Management is not currently aware of any matters that may have a material adverse impact on the Company’s business, financial position, results of operations or cash flows.

7.	CONVERTIBLE PREFERRED STOCK WARRANTS

The Convertible Preferred Stock warrants outstanding were as follows (in thousands, except for share and per share amounts):

Class of Shares	Issuance Date	Contractual Term	Number of Shares	Exercise Price per Share	Fair value as of
					July 31				April 30
					2013		2014		2015
									(Unaudited)
Series A warrants	December 21, 2009	10 years	683,644	$0.234	$987		$4,664		$8,074
Series A warrants	May 10, 2010	10 years	85,450	0.234	123		583		1,009
Series D warrants	November 26, 2013	10 years	10,000	7.289	—		53		92
Series D warrants	December 12, 2013	7 years	45,000	7.289	—		207		375

			824,094		$1,110	(1)	$5,507	(1)	$9,550	(1)

(1)	Reflected in the consolidated balance sheets as Convertible Preferred Stock warrant liability.

The Company estimates the fair value of each Convertible Preferred Stock warrant using Black-Scholes with the following assumptions:

Fair Value of Convertible Preferred Stock—The fair value of Convertible Preferred Stock represents the fair value of the underlying Convertible Preferred Stock that the warrants are convertible into.

Remaining Contractual Term—The remaining contractual term represents the time from the date of the valuation to the expiration of the warrant.

Risk-Free Interest Rate—The risk-free interest rate is based on U.S. Treasury yield in effect as of the measurement dates, and for zero coupon U.S. Treasury notes with maturities approximately equal to the term of the warrant.

Volatility—The volatility is derived from historical volatilities of several unrelated publicly-listed peer companies over a period approximately equal to the term of the warrant because the Company has limited information on the volatility of the Convertible Preferred Stock since there is currently no trading history. When making the selections of industry peer companies to be used in the volatility calculation, the Company considered the size, operational and economic similarities to the Company’s principle business operations.

Dividend Yield—The expected dividend assumption is based on the Company’s current expectations about the Company’s anticipated dividend policy.

The assumptions used to determine the fair value of the Company’s Series A Convertible Preferred Stock warrants are as follows:

	As of
	July 31		April 30
	2013	2014	2015
			(Unaudited)
Fair value of Convertible Preferred Stock	$1.63	$7.03	$12.03
Risk-free interest rate	1.6%	1.8%	1.4%
Contractual term (in years)	6.4	5.4	4.7
Volatility	139%	66%	56%
Dividend yield	—	—	—

The assumptions used to determine the fair value of the Company’s Series D Convertible Preferred Stock warrants are as follows:

	As of
	Issuance Date	July 31 2014	April 30 2015
			(Unaudited)
Fair value of Convertible Preferred Stock	$7.29	$10.72	$14.00
Risk-free interest rate	2.3%	2.0%	1.7%
Contractual term (in years)	7.6	6.9	6.2
Volatility	13%	19%	39%
Dividend yield	—	—	—

8.	CONVERTIBLE PREFERRED STOCK

Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock (collectively the “Convertible Preferred Stock”) outstanding consisted of the following:

	As of July 31, 2013
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
			(In thousands)
Series A	28,165,300	27,396,198	$15,494
Series B	16,558,441	16,558,441	25,250
Series C	7,700,000	7,683,710	33,000

	52,423,741	51,638,349	$73,744

	As of July 31, 2014
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
			(In thousands)
Series A	28,165,300	27,396,198	$15,494
Series B	16,558,441	16,558,441	25,250
Series C	7,683,710	7,683,710	33,000
Series D	13,957,445	13,857,438	151,500

	66,364,896	65,495,787	$225,244

	As of April 30, 2015 (Unaudited)
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
			(In thousands)
Series A	28,165,300	27,396,198	$15,494
Series B	16,558,441	16,558,441	25,250
Series C	7,683,710	7,683,710	33,000
Series D	13,912,438	13,857,438	151,500
Series E	11,943,420	10,823,724	145,000

	78,263,309	76,319,511	$370,244

The holders of the Company’s Convertible Preferred Stock have various rights, preferences and privileges as follows:

Redemption Rights—Convertible Preferred Stock is not redeemable.

Voting Rights—Each share of Convertible Preferred Stock has voting rights equivalent to the number of shares of common stock into which it is convertible.

Conversion—Each share of Convertible Preferred Stock is convertible, at the option of the holder, into one share of common stock (subject to adjustment for certain diluting issuances, as defined, stock dividends, recapitalizations, stock splits and the like). Shares of each series of Convertible Preferred Stock will be converted automatically on the same terms upon the Company’s sale of its common stock in a firm commitment underwritten public offering with gross proceeds of no less than $50.0 million (such an offering, a qualified offering). Shares of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and Series C Convertible Preferred Stock, as applicable, will be converted automatically on the same terms upon the date specified by vote or written consent of the holders of a majority of the then-outstanding shares of each such series of Convertible Preferred Stock (with holders of each such series of preferred stock voting separately as a single class). Shares of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock will be converted automatically on the same terms upon the date specified by vote or written consent of the holders of 66.7% of the then-outstanding shares of Series D Convertible Preferred Stock and Series E Convertible Preferred Stock (voting separately as a single class).

In the event of a qualified offering or any IPO of the Company’s common stock in which all of the Series D Convertible Preferred Stock are to be converted to common stock and the offering price to the public (prior to any underwriting discounts) in such IPO is less than $10.9328 per share (as adjusted for stock splits, stock dividends, reclassification and the like) (any such offering, an IPO preference triggering offering), then the conversion price for each share of Series D Preferred Stock will be adjusted immediately prior to the conversion of the Series D Convertible Preferred Stock to a price equal to 66.67% times the IPO price of the common stock (rounded to four decimals).

In the event of an IPO preference triggering offering in which the Conversion Price of the Series D Convertible Preferred Stock is adjusted, the conversion price for each share of Series E Convertible Preferred Stock shall be adjusted immediately prior to the conversion of the Series E Convertible Preferred Stock into common stock to a new conversion price determined by multiplying the Series E conversion price then in effect by a fraction, (x) the numerator of which shall be the sum of (i) the outstanding shares of common stock immediately after the offering after giving effect to the conversion of all Convertible Preferred Stock into common stock prior to such offering (assuming that no adjustment is made to the Series D conversion price), (ii) the issuance of common stock in such offering and (iii) the shares of common stock reserved for issuance under all of the Company’s equity compensation plans in effect immediately following such offering (such sum referred to as the Pre-Adjustment Fully Diluted Shares); and (y) the denominator of which shall be the sum of the Pre-Adjustment Fully Diluted Shares plus the number of additional shares of common stock issuable upon conversion of the Series D Convertible Preferred Stock solely as a result of the adjustment provided for by an IPO Preference Triggering Offering.

Dividends—Holders of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock are entitled to receive noncumulative dividends at the rate of $0.045244, $0.121992, $0.3436, $0.5831 and $1.0717 per share, respectively (as adjusted for any stock dividends, recapitalizations, or stock splits) when, as, and if declared by the Company’s board of directors (the “Board”), and common stock holders are not entitled to dividends until these amounts have been paid, declared, or set apart during that fiscal year for each series of preferred stock (as adjusted for any stock dividends, recapitalizations, or stock splits). After payment of such dividends on Convertible Preferred Stock, any additional dividends will be distributed among the holders of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, Series E Convertible Preferred Stock and common stock pro rata based on the number of shares of common stock then held by each holder (assuming conversion of all Convertible Preferred Stock into common stock). No dividends have been declared by the Board through April 30, 2015.

Series E Liquidation Preference—In the event of a qualifying sale or change in control of the Company, a sale, lease or other disposition of all or substantially all of the assets of the Company, a sale or exclusive license of all or substantially all of the intellectual property of the Company, or the liquidation, dissolution or winding up of the Company (any of the foregoing events, a “Liquidation Transaction”), prior and in preference to the distribution to any distribution to any other series of Convertible Preferred Stock or the common stock, the holders of Series E Convertible Preferred Stock shall receive an amount per share equal to $13.3965 (as adjusted for stock splits, stock dividends, reclassification and the like), plus any declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds available for distribution among the holders of Series E Convertible Preferred Stock are insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series E Convertible Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive with respect to such shares.

Series D Liquidation Preference—In the event of a Liquidation Transaction, the holders of Series D Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock or common stock by reason of their ownership thereof, an amount per share equal to $10.9328 (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series D Convertible Preferred Stock then held by them, plus any declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds available for distribution among the holders of Series D Convertible Preferred Stock are insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire amount of the proceeds shall be distributed ratably among the holders of Series D Convertible Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Junior Preferred Liquidation Preference—After payment to the holders of Series E Convertible Preferred Stock and Series D Convertible Preferred Stock as mentioned above, the holders of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and Series C Convertible Preferred Stock will receive $0.56555, $1.5249, and $4.2948 per share, respectively, plus all declared, but unpaid dividends thereon, prior and in preference to any payment or distribution to holders of common stock. After the preferred liquidation preferences have been met, the remaining assets will be distributed to the holders of the then-outstanding common stock.

9.	COMMON STOCK RESERVED FOR ISSUANCE

The Company had reserved shares of common stock, on an as-if converted basis, for future issuance as follows:

	As of
	July 31		April 30
	2013	2014	2015
			(Unaudited)
Conversion of Series A Convertible Preferred Stock	27,396,198	27,396,198	27,396,198
Conversion of Series B Convertible Preferred Stock	16,558,441	16,558,441	16,558,441
Conversion of Series C Convertible Preferred Stock	7,683,710	7,683,710	7,683,710
Conversion of Series D Convertible Preferred Stock	—	13,857,438	13,857,438
Conversion of Series E Convertible Preferred Stock	—	—	10,823,724
Exercise and conversion of Convertible Preferred Stock warrants	769,094	824,094	824,094
Outstanding stock awards	11,481,446	23,540,714	32,352,278
Remaining shares available for future issuance under the 2010 and 2011 Stock Plan	462,421	4,086,405	3,799,699

Total	64,351,310	93,947,000	113,295,582

10.	EQUITY AWARD PLANS

2010 and 2011 Stock Plan—In June 2010, the Company adopted the 2010 Stock Plan (“2010 Plan”) and in December 2011, the Company adopted the 2011 Stock Plan (“2011 Plan”). Under the 2010 Plan as subsequently amended and 2011 Plan (together, the “Stock Plan”), the Company may grant incentive stock options (“ISO”), non-statutory stock options (“NSO”), restricted stock (“RS”) and restricted stock units (“RSU”) to employees, directors and consultants. As of April 30, 2015, the Company had reserved a total of 52,173,371 shares for the issuance of equity awards under the Stock Plan, of which 3,799,699 shares were still available for grant.

Stock Options

The Board determines the period over which stock options become exercisable and stock options generally vest over a four-year period. Stock options generally expire 10 years from the date of grant. The term of an ISO grant to a 10% stockholder will not exceed five years from the date of the grant. The exercise price of an ISO will not be less than 100% of the estimated fair value of the shares of common stock underlying the stock option (or 110% of the estimated fair value in the case of an ISO granted to a 10% stockholder) on the date of grant. The exercise price of a NSO is determined by the Board at the time of grant, and is generally not less than 100% of the estimated fair value of the shares of common stock underlying the stock option on the date of grant.

During the year ended July 31, 2014 and the nine months ended April 30, 2015 the Company also granted 205,000 and 250,000 stock options, respectively, that have both service and performance conditions (the “Performance Stock Options”) with a weighted-average fair value per share of $3.13 and $4.32, respectively. Vesting of the Performance Stock Options are subject to continuous service with the Company, the service condition, and satisfaction of certain liquidity events of the Company, the performance condition. As of April 30, 2015, the Company had not recognized stock-based compensation expense related to the Performance Stock Options as it determined that it is not probable that the performance condition would be met.

The Company’s stock option activity under the Stock Plan is as follows:

	Options Outstanding
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
			(In years)	(In thousands)
Outstanding—August 1, 2012	4,344,962	$0.48	9.6	$3,195
Options granted	11,378,000	1.22
Options exercised	(3,881,516)	1.13
Options canceled/forfeited	(360,000)	0.86

Outstanding—July 31, 2013	11,481,446	0.99	9.4	2,698
Options granted	15,200,117	2.71
Options exercised	(2,339,005)	1.58
Options canceled/forfeited	(800,094)	1.61

Outstanding—July 31, 2014	23,542,464	2.02	9.1	117,849
Options granted (unaudited)	7,347,133	9.45
Options exercised (unaudited)	(1,523,617)	2.35
Options canceled/forfeited (unaudited)	(1,130,920)	2.37

Outstanding—April 30, 2015 (unaudited)	28,235,060	3.92	8.7	228,769

Exercisable—July 31, 2014	19,750,049	1.92	9.0	100,852

Vested and expected to vest—July 31, 2014	21,963,810	1.98	9.1	110,686

Exercisable—April 30, 2015 (unaudited)	23,940,721	3.75	8.6	198,037

Vested and expected to vest—April 30, 2015 (unaudited)	26,394,718	3.81	8.7	$216,740

The stock options exercisable as of July 31, 2014 and April 30, 2015 include 4,536,752 and 7,541,941, respectively, of stock options that are vested and 15,213,297 and 16,398,780, respectively, of stock options that are unvested with an early exercise provision. The weighted-average grant-date fair value per share of stock options granted was $0.83, $2.15 and $4.72 for the fiscal years ended July 31, 2013 and 2014 and for the nine months ended April 30, 2015, respectively. The aggregate intrinsic value of stock options exercised was $0.4 million, $3.6 million and $9.3 million for the fiscal years ended July 31, 2013 and 2014 and for the nine months ended April 30, 2015, respectively. Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company’s common stock. The total grant date fair value of stock options vested was $1.3 million, $4.1 million and $6.9 million for the fiscal years ended July 31, 2013 and 2014 and for the nine months ended April 30, 2015, respectively. The vested and expected to vest amounts included in the table above exclude early exercised stock options of 4,281,455 and 2,908,358 as of July 31, 2014 and April 30, 2015, respectively.

Restricted Stock Units

For RSUs, the Board determines their vesting conditions, the period over which RSUs will vest and the settlement. RSUs are converted into common stock when vested. During the nine months ended April 30, 2015, the Company granted 4,119,018 RSUs that contain both service and performance conditions (the “Performance RSUs”) with a weighted-average fair value per share of

$11.18, of which none had vested as of April 30, 2015. Vesting of the Performance RSUs are subject to continuous service with the Company, the service condition, and satisfaction of certain liquidity events with respect to the Company. As of April 30, 2015, the Company had not recognized stock-based compensation expense related to the Performance RSUs as it has determined that it is not probable that any of the liquidity events will occur.

Early Exercise of Stock Options—The Company issued 3,570,480, 1,983,844 and 835,836 shares of common stock for total proceeds of $4.2 million, $3.3 million and $2.6 million, respectively, related to exercises of unvested stock options (the “early exercised stock options”) during the fiscal years ended July 31, 2013 and 2014 and the nine months ended April 30, 2015. The shares of common stock issued in connection with the early exercised stock options are subject to the Company’s repurchase right at the original purchase price. The proceeds initially are recorded as a liability and reclassified to common stock and additional paid in capital as the Company’s repurchase right lapses. As of July 31, 2013 and 2014, and April 30, 2015, 6,305,533, 4,281,455 and 2,908,358, respectively, shares of common stock related to the early exercised stock options held by employees at an aggregate price of $5.1 million, $5.3 million and $5.2 million, respectively, were subject to the Company’s repurchase right.

Stock-Based Compensation Expense—Total stock-based compensation expense recognized for stock awards granted under the Stock Plan in the consolidated statements of operations is as follows (in thousands):

	Year Ended July 31		Nine Months Ended April 30
	2013	2014	2014	2015
			(Unaudited)
Cost of revenue:
Product	$61	$124	$58	$254
Support and other services	40	194	116	496
Sales and marketing	611	2,150	1,234	4,406
Research and development	3,835	2,243	1,400	3,813
General and administrative	443	1,149	581	2,914

Total stock-based compensation expense	$4,990	$5,860	$3,389	$11,883

As of July 31, 2014 and April 30, 2015, unrecognized stock-based compensation expense, net of estimated forfeitures, related to outstanding stock awards was approximately $31.9 million and $92.8 million, respectively, and is expected to be recognized over a weighted-average period of 3.7 and 3.44 years, respectively.

As of April 30, 2015, unrecognized stock-based compensation expense, net of estimated forfeitures, related to the Performance Stock Options and the Performance RSUs was $42.8 million. The Company will record cumulative stock-based compensation expense related to the Performance Stock Options and the Performance RSUs in the period when its IPO is completed for the portion of the awards for which the relevant service condition has been satisfied with the remaining expense recognized over the remaining service period.

Determination of Fair Value—The fair value of options granted to employees is estimated on the grant date using Black-Scholes. Compensation expense related to options granted to non-employees is recognized as the equity instruments vest, and such options are revalued at each reporting date. As a result, compensation expense related to unvested options granted to non-employees fluctuates as the fair value of the Company’s common stock fluctuates.

The valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term

(weighted-average period of time that the options granted are expected to be outstanding), the expected volatility of the Company’s common stock, a risk-free interest rate and expected dividend yield.

The fair value of the Company’s stock options was estimated using the following weighted-average assumptions:

	Year Ended July 31		Nine Months Ended April 30 2015
	2013	2014
			(unaudited)
Fair value of common stock	$1.22	$3.80	$9.88
Expected term (in years)	6.0	6.0	6.1
Risk-free interest rate	1.7%	1.9%	1.7%
Volatility	79%	50%	47%
Dividend yield	—	—	—

The fair value of each grant of stock options was determined using Black-Scholes and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Fair Value of Common Stock—Given the absence of a public trading market, the Board considered numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting at which awards were approved. These factors included, but were not limited to (i) contemporaneous third-party valuations of common stock; (ii) the rights and preferences of Convertible Preferred Stock relative to common stock; (iii) the lack of marketability of common stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an IPO or sale of the Company, given prevailing market conditions.

Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method as provided by the Securities and Exchange Commission. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

Risk-Free Interest Rate—The risk-free interest rate is based on U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

Expected Volatility—Since the Company does not have a trading history of its common stock, the expected volatility was derived from the average historical stock volatilities of several unrelated public companies within the Company’s industry that its considers to be comparable to its business over a period equivalent to the expected term of the stock option grants.

Dividend Rate—The expected dividend was assumed to be zero, as the Company has never paid dividends and have no current plans to do so.

11.	NET LOSS AND UNAUDITED NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company’s Convertible Preferred Stock is considered a participating security. Participating securities do not have a contractual obligation to share in the Company’s losses. As such, for the periods the Company incurs net losses, there is no impact on the calculated net loss per share attributable to common stockholders in applying the two-class method.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, participating securities, stock options to purchase common stock, RSUs and warrants to purchase Convertible Preferred Stock are considered to be common stock equivalents and have been excluded from the calculation of diluted net loss per share attributable to common stockholders, as their effect is antidilutive.

Net Loss Per Share Attributable to Common Stockholders—The computation of basic and diluted net loss per share is as follows (in thousands, except share and per share data):

	Year Ended July 31		Nine Months Ended April 30
	2013	2014	2014	2015
			(Unaudited)
Numerator:
Net loss	$(44,734)	$(84,003)	$(54,573)	$(88,942)

Denominator:
Weighted-average shares—basic and diluted	32,866,059	36,520,107	35,974,891	40,072,814

Net loss per share attributable to common stockholders—basic and diluted	$(1.36)	$(2.30)	$(1.52)	$(2.22)

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows:

	Year Ended July 31		Nine Months Ended April 30
	2013	2014	2014	2015
			(Unaudited)
Convertible Preferred Stock	51,638,349	65,495,787	65,495,787	76,319,511
Stock awards	11,481,446	23,540,714	18,002,064	32,352,278
Common stock subject to repurchase	6,305,533	4,281,455	4,755,170	2,908,358
Convertible Preferred Stock warrants	769,094	824,094	824,094	824,094

Total	70,194,422	94,142,050	89,077,115	112,404,241

Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders—Pro forma basic and diluted net loss per share have been computed to give effect, even if antidilutive, to the conversion of the Company’s Convertible Preferred Stock into common stock as of the beginning of the period presented or the original issuance date, if later.

The computation of pro forma basic and diluted net loss per share is as follows (in thousands, except share and per share data):

	Year Ended July 31 2014	Nine Months Ended April 30 2015
Net loss used to compute pro forma net loss per share attributable to common stockholders:
Net loss	$(84,003)	$(88,942)
Change in fair value of Convertible Preferred Stock warrant liability	4,308	4,043

Pro forma net loss	$(79,695)	$(84,899)

Weighted-average shares used to compute pro forma net loss per share attributable to common stockholders:
Weighted-average shares used to compute net loss per share—basic and diluted	36,520,107	40,072,814
Pro forma adjustment to reflect assumed conversion of Convertible Preferred Stock	60,288,864	75,268,173

Pro forma weighted-average shares—basic and diluted	96,808,971	115,340,987

Pro forma net loss per share attributable to common stockholders—basic and diluted	$(0.82)	$(0.74)

The potential shares of common stock that were excluded from the computation of pro forma diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows:

	Year Ended July 31 2014	Nine Months Ended April 30 2015
Stock awards	23,540,714	32,352,278
Early exercised stock options	4,281,455	2,908,358
Convertible Preferred Stock warrants	824,094	824,094

Total	28,646,263	36,084,730

12.	INCOME TAXES

Income Taxes—Loss before provision for income taxes by fiscal year consisted of the following (in thousands):

	Year Ended July 31
	2013	2014
Domestic	$(44,894)	$(59,210)
Foreign	240	(24,185)

Loss before provision for income taxes	$(44,654)	$(83,395)

Provision for income taxes by fiscal year consisted of the following (in thousands):

	Year Ended July 31
	2013	2014
Current:
U.S. federal	$—	$—
State and local	11	12
Foreign	69	684

Total current taxes	80	696

Deferred:
U.S. federal	—	—
State and local	—	—
Foreign	—	(88)

Total deferred taxes	—	(88)

Provision for income taxes	$80	$608

The income tax provision differs from the amount of income tax determined by applying the applicable U.S. federal statutory income tax rate of 34% to pretax loss. The reconciliation of the statutory federal income tax and the Company’s effective income tax is as follows (in thousands):

	Year Ended July 31
	2013	2014
U.S. federal income tax at statutory rate	$(15,164)	$(28,355)
Foreign tax effect	(20)	8,820
Stock-based compensation	1,371	1,483
Convertible Preferred Stock warrants	29	1,465
Non-deductible expenses	126	265
State income taxes	11	11
Change in valuation allowance	13,727	16,919

Total	$80	$608

During the nine months ended April 30, 2015, the Company’s provision for income taxes was primarily attributable to foreign tax provision in certain foreign jurisdictions in which it conducts business.

The temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows (in thousands):

	As of July 31
	2013	2014
Deferred tax assets:
Net operating loss carryforward	$21,282	$23,627
Deferred revenue	61	2,366
Tax credit carryforward	576	1,277
Property and equipment	599	987
Accruals and reserves	802	821
Stock compensation expense	95	606

Total deferred tax assets	23,415	29,684

Deferred tax liabilities:
Deferred commission expense	(1,165)	(2,217)
Other	(56)	—

Total deferred tax liabilities	(1,221)	(2,217)

Valuation allowance	(22,194)	(27,379)

Net deferred tax assets	$—	$88

Total net deferred tax assets and liabilities are included in the Company’s consolidated balance sheets as follows (in thousands):

	As of July 31
	2013	2014
Non-current deferred tax assets	$721	$813
Current deferred tax liabilities	(721)	(725)

Net deferred tax assets	$—	$88

Income taxes are recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (loss) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, is not more likely than not to be realized.

Management believes that, based on available evidence, both positive and negative, it is more likely than not that the U.S. deferred tax assets will not be utilized, such that a full valuation allowance has been recorded.

The valuation allowance for deferred tax assets was $27.4 million as of July 31, 2014. The net change in the total valuation allowance for the fiscal years ended July 31, 2013 and 2014 was an increase of $15.5 million and $5.2 million, respectively.

As of July 31, 2014, the Company had approximately $100.4 million of federal net operating loss carryforwards and $91.0 million of state net operating loss carryforwards available to reduce future taxable income, which will begin to expire in 2030.

Included in the above net operating loss carryforwards are $0.5 million and $0.4 million of federal and state net operating loss carryforwards, respectively, associated with windfall tax benefit that will be recorded as additional paid in capital when realized.

In addition, the Company had approximately $0.6 million of federal research credit carryforwards and $1.0 million of state research credit carryforwards. The federal credits will begin to expire in 2030 and the state credits can be carried forward indefinitely.

Utilization of the net operating loss and tax credits carryforwards may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. Any annual limitation may result in the expiration of net operating losses and credits before utilization. If an ownership change occurred, utilization of the net operating loss and tax credit carryforwards could be significantly reduced.

As of July 31, 2014, the Company held an aggregate of $6.4 million in cash and cash equivalents in the Company’s foreign subsidiaries, of which $5.2 million was denominated in U.S. dollars. The Company attributes revenue, costs and expenses to domestic and foreign components based on the terms of its agreements with its subsidiaries. The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiaries, as such earnings are to be reinvested offshore indefinitely. The income tax liability would be insignificant if these earnings were to be repatriated.

The Company recognizes uncertain tax positions in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. A reconciliation of the Company’s unrecognized tax benefits, excluding accrued interest and penalties, is as follows (in thousands):

	Year Ended
	July 31
	2013	2014
Balance at the beginning of the year	$—	$291
Increases related to current year tax positions	291	18,634

Balance at the end of the year	$291	$18,925

The significant increases of unrecognized tax benefits for the fiscal year ended July 31, 2014 are generally associated with positions taken with respect to the international restructuring of intercompany transactions. As of July 31, 2014, if uncertain tax positions are fully recognized in the future, $0.1 million would affect the effective tax rate, and the remaining amount would result in adjustments to deferred tax assets and corresponding adjustments to the valuation allowance.

The Company recognizes interest and/or penalties related to income tax matters as a component of income tax expense. As of July 31, 2014, there were no accrued interest and penalties related to uncertain tax positions. The Company does not expect its tax positions to significantly increase or decrease within the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction as well as various U.S. states and foreign jurisdictions. The tax years 2009 and forward remain open to examination by the major jurisdictions in which the Company is subject to tax. These years outside the normal statute of limitation remain open to audit by tax authorities due to tax attributes generated in those early years, which have been carried forward and may be audited in subsequent years when utilized.

13.	SEGMENT INFORMATION

The Company’s chief operating decision maker is a group which is comprised of its Chief Executive Officer, Chief Financial Officer and Senior Vice President, Worldwide Sales and Business Development. This group reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, the Company has a single reportable segment.

The following table sets forth revenue by geographic area by bill-to location (in thousands):

	Year Ended July 31		Nine Months Ended April 30
	2013	2014	2014	2015
			(Unaudited)
U.S.	$25,367	$77,531	$56,205	$113,395
Europe, the Middle East and Africa	2,109	25,789	16,217	29,228
Asia-Pacific	2,042	15,949	10,406	18,928
Other Americas	1,015	7,858	5,208	5,796

Total revenue	$30,533	$127,127	$88,036	$167,347

As of July 31, 2013 and 2014 and April 30, 2015, substantially all of the Company’s long-lived assets, net were located in the United States.

14.	401(K) PLAN

The Company has a 401(k) Savings Plan (“401(k) Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating full-time employees over the age of 21 may voluntarily elect to contribute up to 75% of their eligible compensation, subject to maximum allowed by law. The 401(k) Plan provides for a discretionary employer-matching contribution. The Company has not made any matching contributions to the 401(k) Plan to date.

15.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 1, 2015, the date on which these financial statements were available to be issued.

NUTANIX™ Empathy for employees, customers, and partners

NUTANIX tm Empathy for employees, customers, and partners

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

On completion of this offering, as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation will include provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated bylaws of the Registrant will provide that:

•	The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The Registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the amended and restated certificate of incorporation and amended and restated bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees, and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and certain officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its directors and officers may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since August 1, 2012, the Registrant has issued the following unregistered securities:

Convertible Preferred Stock Warrants

In November and December 2013, the Registrant issued warrants to purchase an aggregate of 55,000 shares of its Series D convertible preferred stock to two lenders at an exercise price of $7.289 per share.

Sales of Convertible Preferred Stock

In August 2012, the Registrant sold an aggregate of 7,683,710 shares of its Series C convertible preferred stock to a total of seven accredited investors at a purchase price of $4.2948 per share, for an aggregate purchase price of approximately $33,000,000.

In December 2013 and January 2014, the Registrant sold an aggregate of 13,857,438 shares of its Series D convertible preferred stock to a total of 20 accredited investors at a purchase price of $7.2885 per share, for an aggregate purchase price of approximately $101,000,000.

In August and September 2014, the Registrant sold an aggregate of 10,823,724 shares of its Series E convertible preferred stock to a total of 46 accredited investors at a purchase price of $13.3965 per share, for an aggregate purchase price of approximately $145,000,000.

Stock Awards and Common Stock Issuances

From August 1, 2012 through June 30, 2015, the Registrant granted to its officers, directors, employees, consultants and other service providers options or restricted stock to purchase an aggregate of 34,577,563 shares of common stock at exercise prices ranging from $1.22 to $12.02 per share under its 2010 Stock Plan, or 2010 Plan, and 2011 Stock Plan, or 2011 Plan.

From August 1, 2012 through June 30, 2015, the Registrant granted to its officers, directors, employees, consultants and other service providers RSUs issuable for an aggregate of 4,318,768 shares under its 2010 Plan.

From August 1, 2012 through June 30, 2015, the Registrant issued and sold to its officers, directors, employees, consultants and other service providers an aggregate of 8,084,975 shares of common stock upon exercise of options or issuance of restricted stock under its 2010 Plan and 2011 Plan at exercise prices ranging from $0.05 to $11.58 per share, for an average weighted-exercise price of $1.56 per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

The Registrant filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California on the     day of                     , 2015.

NUTANIX, INC.

By:
Dheeraj Pandey President, Chief Executive Officer and Chairman

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dheeraj Pandey and Duston Williams, and each of them, as his true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Dheeraj Pandey	President, Chief Executive Officer and Chairman (Principal Executive Officer)	, 2015

Duston Williams	Chief Financial Officer (Principal Financial Officer)	, 2015

Kenneth W. Long III	Vice President, Accounting (Principal Accounting Officer)	, 2015

Steven J. Gomo	Director	, 2015

Ravi Mhatre	Director	, 2015

Jeffrey T. Parks	Director	, 2015

Michael P. Scarpelli	Director	, 2015

Bipul Sinha	Director	, 2015

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1**	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation, as amended to date and as currently in effect.

3.2**	Form of Amended and Restated Certificate of Incorporation to be effective immediately prior to the completion of this offering.

3.3*	Amended and Restated Bylaws, as currently in effect.

3.4**	Form of Amended and Restated Bylaws to be effective immediately prior to the completion of this offering.

4.1*	Amended and Restated Investors’ Rights Agreement, dated as of August 26, 2014, as amended, by and among the Registrant and certain of its stockholders.

4.2**	Specimen Common Stock Certificate of the Registrant.

4.3*	Form of Warrant to Purchase Shares of Capital Stock by and between the Registrant and certain of its investors.

4.4*	Plain English Warrant Agreement, dated as of December 12, 2013, by and between the Registrant and TriplePoint Capital.

4.5*	Warrant to Purchase Stock, dated as of November 26, 2013, by and between the Registrant and Comerica Bank.

5.1**	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1**	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers, to be in effect upon completion of this offering.

10.2+	2010 Stock Plan and forms of equity agreements thereunder.

10.3*+	2011 Stock Plan and forms of equity agreements thereunder.

10.4**+	2015 Equity Incentive Plan and forms of equity agreements thereunder.

10.5**+	2015 Employee Stock Purchase Plan and forms of equity agreements thereunder.

10.6*+	Employment Agreement, dated as of February 26, 2015, by and between the Registrant and Dheeraj Pandey.

10.7**+	Offer Letter, dated as of April 26, 2014, by and between the Registrant and Duston Williams.

10.8**+	Offer Letter, dated as of April 25, 2013, by and between the Registrant and Rajiv Mirani.

10.9**+	Offer Letter, dated as of January 2, 2015, by and between the Registrant and Sunil Potti.

10.10**+	Offer Letter, dated as of October 9, 2012, by and between the Registrant and Howard Ting.

10.11**+	Offer Letter, dated as of October 17, 2011, by and between the Registrant and David Sangster.

10.12**+	Offer Letter, dated as of December 11, 2013, by and between the Registrant and Michael P. Scarpelli.

10.13**+	Executive Bonus Plan.

Exhibit Number	Description of Document

10.14*	Office Lease, dated as of August 5, 2013, as amended to date, by and between the Registrant and CA-1740 Technology Drive Limited Partnership.

10.15	Office lease, dated as of April 23, 2014, as amended to date, by and between the Registrant and CA-Metro Plaza Limited Partnership.

10.16*†	Original Equipment Manufacturer (OEM) Purchase Agreement, dated as of May 16, 2014, by and between the Registrant and Super Micro Computer, Inc.

10.17**	Loan and Security Agreement, dated as of November 26, 2013, by and between Comerica Bank and the Registrant.

21.1*	List of subsidiaries of the Registrant.

23.1**	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2**	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1**	Power of Attorney (see page II-5 to this registration statement on Form S-1).

*	Previously filed.
**	To be filed by amendment.
+	Indicates a management contract or compensatory plan or arrangement.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted and have been filed separately with the Securities and Exchange Commission.